Exhibit 4.3
EXECUTION VERSION
SECURED SUPER-PRIORITY DEBTOR IN POSSESSION
AND EXIT CREDIT AND GUARANTY AGREEMENT
dated as of March 30, 2007
among
ALLIED HOLDINGS, INC.
and
ALLIED SYSTEMS, LTD. (L.P.),
as Borrowers
CERTAIN SUBSIDIARIES OF
ALLIED HOLDINGS, INC.
and
ALLIED SYSTEMS, LTD. (L.P.),
as Guarantors,
VARIOUS LENDERS,
GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Lead Arranger and Syndication Agent,
and
THE CIT GROUP/BUSINESS CREDIT, INC.,
as Administrative Agent and Collateral Agent

$315,000,000 Senior Secured Credit Facilities

 v

APPENDICES:	A-1	Term Loan Commitments
	A-2	Revolving Commitments
	A-3	LC Commitments
	B	Notice Addresses

SCHEDULES:
	4.1	Jurisdictions of Organization and Qualification
	4.2	Equity Interests and Ownership
	4.7	Contingent Liabilities
	4.13	Real Estate Assets
	4.16	Material Contracts
	4.19	Employee Matters
	4.20	Employee Benefit Plans
	4.25	Post-petition Liens
	6.1	Certain Indebtedness
	6.2	Certain Liens
	6.5	Certain Restrictions on Subsidiary Distributions
	6.6	Certain Investments
	6.8(a)	Planned Asset Sales
	6.8(b)	Restructuring Asset Sales
	6.11	Certain Affiliate Transactions
	10.23	Post-Closing Actions

EXHIBITS:	A-1	Funding Notice
	A-2	Conversion/Continuation Notice
	A-3	Issuance Notice
	B-1	Term Loan Note
	B-2	Revolving Loan Note
	B-3	Swing Line Note
	C	Compliance Certificate
	D	[Intentionally Omitted]
	E	Assignment Agreement
	F	Certificate Re Non-bank Status
	G-1	Closing Date Certificate
	G-2	Solvency Certificate
	H	Counterpart Agreement
	I	Pledge and Security Agreement
	J	Mortgage
	K	Landlord Waiver and Consent Agreement
	L	Intercompany Note
	M	Interim DIP Order
	N	Canadian Pledge and Security Agreement
	O	Affirmation Agreement

SECURED SUPER-PRIORITY DEBTOR IN POSSESSION
AND EXIT CREDIT AND GUARANTY AGREEMENT
          This SECURED SUPER-PRIORITY DEBTOR IN POSSESSION AND EXIT CREDIT AND GUARANTY AGREEMENT, dated as of March 30, 2007, is entered into by and among ALLIED HOLDINGS, INC., a Georgia corporation and a debtor and debtor in possession under Chapter 11 of the Bankruptcy Code (as defined below) (“Holdings”), ALLIED SYSTEMS, LTD. (L.P.), a Georgia limited partnership and a debtor and debtor in possession under Chapter 11 of the Bankruptcy Code (“Systems” and, together with Holdings, the “Borrowers”), CERTAIN SUBSIDIARIES OF BORROWERS, as Subsidiary Guarantors, the Lenders party hereto from time to time, GOLDMAN SACHS CREDIT PARTNERS L.P. (“GSCP”), as Syndication Agent (in such capacity, “Syndication Agent”), and THE CIT GROUP/BUSINESS CREDIT, INC. (“CIT”), as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”) and as Collateral Agent (together with its permitted successor in such capacity, “Collateral Agent”).
RECITALS:
          WHEREAS, capitalized terms used in these Recitals shall have the respective meanings set forth for such terms in Section 1.1 hereof;
          WHEREAS, on July 31, 2005 (the “Petition Date”), Borrowers and each of the other Debtors filed voluntary petitions for relief (collectively, the “Cases”) under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court, which Cases have been recognized in Canada pursuant to the Canadian Stay Order;
          WHEREAS, from and after the Petition Date, Debtors are continuing to operate their respective businesses and manage their respective properties as debtors in possession under Sections 1107 and 1108 of the Bankruptcy Code;
          WHEREAS, Borrowers have requested Lenders to extend and Lenders have agreed to extend to Borrowers certain credit facilities, in an aggregate amount not to exceed $315,000,000, consisting of $230,000,000 aggregate principal amount of Term Loans, $35,000,000 aggregate principal amount of Revolving Commitments and $50,000,000 aggregate principal amount of LC Commitments, to be used (a) in the case of the Term Loans made on the Closing Date (i) to repay in full the amounts outstanding under Borrowers’ existing post-petition credit agreement, dated as of August 1, 2005, as amended (the “Existing DIP Credit Agreement”), among Borrowers, the other credit parties party thereto, the lenders party thereto and General Electric Capital Corporation, Morgan Stanley Senior Funding, Inc. and Marathon Structured Finance Fund, L.P., as agents and (ii) to pay certain other fees and expenses relating to the credit facilities established hereunder and (b) in the case of Term Loans made after the Closing Date, Revolving Loans and Letters of Credit, for general corporate purposes of Borrowers and their Subsidiaries;
          WHEREAS, Borrowers have agreed to secure all of their Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a First Priority Lien on substantially all of their assets, including a pledge of all of the Equity Interests of each of their respective Domestic

Subsidiaries, 100% of all the Equity Interests of each of their Canadian Subsidiaries and 65% of all the Equity Interests of each of their other respective first-tier Foreign Subsidiaries;
          WHEREAS, Guarantors have agreed to guarantee the obligations of Borrowers hereunder and to secure their respective Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a First Priority Lien on substantially all of their respective assets, including a pledge of all of the Equity Interests of each of their respective Domestic Subsidiaries (including Systems), 100% of all the Equity Interests of each of their respective Canadian Subsidiaries and 65% of all the Equity Interests of each of their other respective directly owned Foreign Subsidiaries.
          WHEREAS, the Lenders have agreed to grant an option to Borrowers to cause the Facilities to be converted to the Exit Facilities subject to certain terms and conditions set forth herein.
          NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:
SECTION 1. DEFINITIONS AND INTERPRETATION
     1.1. Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:
          “Act” as defined in Section 3.1(z).
          “Adjusted Eurodollar Rate” means, for any Interest Rate Determination Date with respect to an Interest Period for a Eurodollar Rate Loan, the rate per annum obtained by dividing (and rounding upward to the next whole multiple of 1/16 of 1%) (i) (a) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate which appears on the page of the Telerate Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being page number 3740 or 3750, as applicable) for deposits (for delivery on the first day of such period) with a term equivalent to such period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest Settlement Rate for deposits (for delivery on the first day of such period) with a term equivalent to such period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (c) in the event the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market by Deutsche Bank for deposits (for delivery on the first day of the relevant period) in Dollars of amounts in same day funds comparable to the principal amount of the applicable Loan of Administrative Agent, in its capacity as a Lender, for which the Adjusted Eurodollar Rate is then being determined with maturities comparable to such period as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, by (ii) an amount equal to (a) one minus (b) the Applicable Reserve Requirement.
          “Administrative Agent” as defined in the preamble hereto.
          “Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Holdings or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of Holdings or any of its Subsidiaries, threatened against or affecting Holdings or any of its Subsidiaries or any property of Holdings or any of its Subsidiaries.
          “Affected Lender” as defined in Section 2.18(b).
          “Affected Loans” as defined in Section 2.18(b).
          “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 5% or more (or, for purposes of the definition of “Controlled Investment Affiliate”, 50% or more) of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.
          “Affirmation Agreement” shall mean the Affirmation Agreement substantially in the form of Exhibit O hereto.
          “Agent” means each of Administrative Agent, Syndication Agent and Collateral Agent.
          “Agent Affiliates” as defined in Section 10.1(b).
          “Aggregate Amounts Due” as defined in Section 2.17.
          “Aggregate Payments” as defined in Section 7.2.
          “Agreement” means this Secured Super-Priority Debtor in Possession and Exit Credit and Guaranty Agreement, dated as of March 30, 2007, as it may be amended, supplemented or otherwise modified from time to time.
          “AH Industries” means AH Industries Inc., an Alberta corporation.
          “Applicable Reserve Requirement” means, at any time, for any Eurodollar Rate Loan, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against “Eurocurrency liabilities” (as such term is defined in Regulation D) under regulations issued from time to time by the Board of Governors or other applicable banking regulator. Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable Adjusted Eurodollar Rate or any other interest rate of a Loan is to be determined, or (ii) any category of extensions of credit or other assets which include Eurodollar Rate Loans. A Eurodollar Rate Loan shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender. The rate of interest on Eurodollar Rate Loans shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.
          “Approved Electronic Communications” means any notice, demand, communication, information, document or other material that any Credit Party provides to Administrative Agent pursuant to any Credit Document or the transactions contemplated therein which is distributed to the Agents or to the lenders by means of electronic communications pursuant to Section 10.1(b).
          “Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, exclusive license (as licensor or sublicensor), transfer or other disposition to, or any exchange of property with, any Person (other than Borrower or any Guarantor Subsidiary), in one transaction or a series of transactions, of all or any part of Holdings’ or any of its Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, including the Equity Interests of any of Holdings’ Subsidiaries, other than (i) inventory (or other assets) sold, leased or licensed out in the ordinary course of business (excluding any such sales, leases or licenses out by operations or divisions discontinued or to be discontinued), (ii) sales or other dispositions of obsolete or worn out rigs and (iii) sales, leases or licenses out of other assets for aggregate consideration of less than $500,000 with respect to any transaction or series of related transactions and less than $1,000,000 in the aggregate during any Fiscal Year.
          “Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by Administrative Agent.
          “Assignment Effective Date” as defined in Section 10.6(b).
          “Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer, controller, assistant controller, treasurer or assistant treasurer.
          “Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute; provided, however, that, with respect to the Cases, “Bankruptcy Code” means Title 11 of the United States Code, as in effect on the Petition Date and as thereafter amended, if such amendments are made applicable to the Cases.
          “Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Georgia or any other court having competent jurisdiction over the Cases.
          “Base Fiscal Year” as defined in Section 6.7(c).
          “Base Rate” means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.
          “Base Rate Loan” means a Loan bearing interest at a rate determined by reference to the Base Rate.
          “Benchmark LIBOR Rate” as defined in Section 2.4(m).
          “Beneficiary” means each Agent, Issuing Bank, Lender and Lender Counterparty.
          “BIA” means the Bankruptcy and Insolvency Act (Canada), as now or hereafter in effect or any successor statute.
          “Blue Thunder” means Blue Thunder Auto Transport, Inc. or any of its Subsidiaries or Affiliates.
          “Blue Thunder Equipment” means rigs (including tractors, trailers and related equipment) purchased from Blue Thunder or any auctioneer acting on behalf of Blue Thunder and any replacement parts or improvements made thereto.
          “Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.
          “Borrowers” as defined in the preamble hereto.
          “Business Day” means (i) any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close and (ii) with respect to all notices, determinations, fundings and payments in connection with the Adjusted Eurodollar Rate or any Eurodollar Rate Loans, the term “Business Day” shall mean any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in Dollar deposits in the London interbank market.
          “Canadian Court” means the Ontario Superior Court of Justice (Commercial List).

          “Canadian Confirmation Order” means an order of the Canadian Court under Section 18.6 of the CCAA, together with all extensions, modifications and amendments thereto, in each case in form and substance satisfactory to Agents, giving full effect to the Confirmation Order, which order shall specifically but not exclusively confirm the Plan and approve and authorize the transactions contemplated thereby and the granting of liens under the Credit Documents and containing a release in favor of Administrative Agent and Syndication Agent and the Lenders and their respective affiliates.
          “Canadian Credit Party” means any Credit Party incorporated, organized or otherwise established under the laws of Canada or any political subdivision of Canada.
          “Canadian DIP Order” means the Canadian Interim Order or the Canadian Final Order, as applicable.
          “Canadian Final Order” means an order of the Canadian Court under Section 18.6 of the CCAA, together with all extensions, modifications and amendments thereto, in each case in form and substance satisfactory to Agents, giving full effect to the Final DIP Order, which order shall specifically but not exclusively provide that each of the Canadian Credit Parties is authorized to enter into the Credit Documents to which it is a party, and provide, execute and deliver all such guarantees, documents, security interests and liens as are contemplated in such Credit Documents and granting to the Collateral Agent a fixed charge, mortgage, hypothec, security interest and lien in all of the Collateral in which any of the Canadian Credit Parties now or hereafter has an interest ranking in priority to all other encumbrances.
          “Canadian Insolvency Law” shall mean any of the BIA and the CCAA, and any other applicable insolvency or other similar law.
          “Canadian Interim Order” means an order of the Canadian Court under Section 18.6 of the CCAA, together with all extensions, modifications and amendments thereto, in each case in form and substance satisfactory to Agents, giving full effect to the Interim DIP Order, which order shall specifically but not exclusively provide that each of the Canadian Credit Parties is authorized to enter into the Credit Documents to which it is a party, and provide, execute and deliver all such guarantees, documents, security interests and liens as are contemplated in such Credit Documents and granting to the Collateral Agent a fixed charge, mortgage, hypothec, security interest and lien in all of the Collateral in which any of the Canadian Credit Parties now or hereafter has an interest ranking in priority to all other encumbrances.
          “Canadian Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by each Canadian Credit Party substantially in the form of Exhibit N, as it may be amended, supplemented or otherwise modified from time to time.
          “Canadian PPSA” means the Personal Property Security Act (Ontario) and the Regulations thereunder, as from time to time in effect, provided, however, if the validity, perfection (or opposability), effect of perfection or of non-perfection or priority of Collateral Agent’s security interest in any Collateral are governed by the personal property security laws or laws relating to movable property of any jurisdiction other than Ontario, Canadian PPSA shall mean those personal property security laws or laws relating to movable property in such other jurisdiction for the purpose of the provisions hereof relating to such validity, perfection (or opposability), effect of perfection or of non-perfection or priority and for the definitions related to such provisions.
          “Canadian Stay Order” means, collectively, the order of the Canadian Court entered on August 5, 2005 under Section 18.6 of the CCAA, together with all extensions, modifications and amendments thereto, in each case in form and substance reasonably satisfactory to the Agent, which, among other matters but not by way of limitation, recognizes the Cases and imposes a stay of proceedings against creditors and others in Canada.
          “Canadian Subsidiary” means any Subsidiary that is incorporated, organized or otherwise established under the laws of Canada or any political subdivision of Canada.
          “Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.
          “Carve-Out” means the following claims: (a) quarterly fees pursuant to 28 U.S.C. § 1930(a)(6), (b) fees payable to the clerk of the Bankruptcy Court and any agent thereof and (c) fees and disbursements incurred by the Credit Parties’ professionals (other than the Credit Parties’ ordinary course professionals) and the professionals of the Committee retained prior to the Exit Facilities Conversion Date (collectively, the “Professionals”) and allowed by order of the Bankruptcy Court in the aggregate amount not to exceed $1,500,000, in each case incurred prior to a Carve-Out Event but not yet paid to the extent such fees and expenses are approved by the Bankruptcy Court, subject to the right of Administrative Agent, the Lenders and any other party in interest to object to the award of such fees and expenses; provided, however, that the Carve-Out shall not include, apply to, or be available for any fees or expenses incurred by any party, including the Credit Parties, any Committee or any Professional in connection with the investigation, initiation or prosecution of any claims, defenses or causes of action (as described in the Interim DIP Order) against the Agents or the Lenders and as otherwise provided in the Interim DIP Order or Final DIP Order, as applicable; provided, further, prior to a Carve-Out Event the Credit Parties shall be permitted to pay compensation and reimbursement of expenses allowed and payable under Sections 328, 330 and 331 of the Bankruptcy Code or otherwise pursuant to an order of the Bankruptcy Court, as the same may be due and payable, and the same shall not reduce the Carve-Out, subject to the right of Administrative Agent, the Lenders and any other party in interest to object to such payments; provided, further, that in the event of any inconsistency in the definition of “Carve-Out” between the provisions of this Agreement and the Interim DIP Order or Final DIP Order, the provisions of the Interim DIP Order or Final DIP Order shall govern.
          “Carve-Out Event” as defined in Section 8.2.
          “Carve-Out Event Notice” as defined in Section 8.2.
          “Cases” as defined in the recitals hereto.

          “Cash” means money, currency or a credit balance in any demand or Deposit Account.
          “Cash Equivalents” means, as at any date of determination, (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government or the Government of Canada or (b) issued by any agency of the United States, in each case maturing within one year after the date of acquisition; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after the date of acquisition and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iii) commercial paper maturing no more than one year from the date of acquisition thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s; (iv) certificates of deposit or bankers’ acceptances maturing within one year after the date of acquisition and issued or accepted by any Lender or by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000; (v) fully collateralized repurchase agreements with a term of not more than 90 days for securities described in clause (i) above and entered into with a financial institution satisfying the criteria of clause (iv) above; and (vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) through (v) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.
          “CCAA” means Companies’ Creditors Arrangement Act (Canada), as now and hereafter in effect, or any successor statute.
          “Certificate re Non-Bank Status” means a certificate substantially in the form of Exhibit F.
          “Change of Control” means, at any time on or after the Exit Facilities Conversion Date (i) prior to a Qualified Public Offering, (a) Sponsor and its Controlled Investment Affiliates shall not beneficially own and control at least 35% on a fully diluted basis of the economic and voting interests in the Equity Interests of Holdings, (b) Sponsor and its Controlled Investment Affiliates fail to elect a majority of the members of the board of directors (or similar governing body) of Holdings or (c) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall at any time have acquired beneficial ownership on a fully diluted basis of the voting and/or economic interests in the Equity Interests of Holdings greater than the beneficial ownership on a fully diluted basis of the voting and/or economic interests in the Equity Interests of Holdings owned by the Sponsor and its Controlled Investment Affiliates at such time; (ii) after a Qualified Public Offering, any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) other than Sponsor and its Controlled Investment Affiliates (a) shall have acquired beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in the Equity Interests of Holdings or (b) shall have obtained the power (whether or not exercised) to elect a majority of the members of the board of directors (or similar governing body) of Holdings; (iii) Holdings shall cease to beneficially own and control, directly or indirectly, 100% on a fully diluted basis of the economic and voting interest in the Equity Interests of Systems; (iv) the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of Holdings cease to be occupied by Persons who either (a) were members of the board of directors of Holdings on the Exit Facilities Conversion Date or (b) were nominated for election by the board of directors of Holdings, a majority of whom were directors on the Exit Facilities Conversion Date or whose election or nomination for election was previously approved by a majority of such directors.
          “CIT” as defined in the preamble.
          “Claim” has the meaning specified in Section 101(5) of the Bankruptcy Code.
          “Class” means with respect to Lenders, each of the following classes of Lenders: (i) Lenders having Term Loan Exposure, (ii) Lenders having Revolving Loan Exposure and (iii) Lenders having LC Deposits.
          “Closing Date” means the date on which the initial Term Loan is made.
          “Closing Date Certificate” means a Closing Date Certificate substantially in the form of Exhibit G-1.
          “Collateral” means, collectively, all of the real, personal and mixed property (including Equity Interests) in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations.
          “Collateral Agent” as defined in the preamble hereto.
          “Collateral Documents” means the Pledge and Security Agreement, Canadian Pledge and Security Agreement, the Quebec Security the Collateral Servicing Agreement, the Mortgages, the Intellectual Property Security Agreements, the Landlord Personal Property Collateral Access Agreements, if any, and all other instruments, documents and agreements delivered by any Credit Party pursuant to this Agreement or any of the other Credit Documents in order to grant to Collateral Agent, for the benefit of Secured Parties, or perfect a Lien on any real, personal or mixed property of that Credit Party as security for the Obligations.
          “Collateral Questionnaire” means a certificate in form satisfactory to Collateral Agent that provides information with respect to the personal or mixed property of each Credit Party.
          “Collateral Servicing Agreement” means a Collateral Servicing Agreement, in form and substance reasonably satisfactory to the Collateral Agent, by and among Corporation Service Company, each Credit Party (other than any Foreign Subsidiary) and the Collateral Agent.
          “Committed Capital Expenditures” as defined in Section 6.7(c).

          “Committee” means the Official Committee of Unsecured Creditors appointed in the Cases pursuant to Section 1102 of the Bankruptcy Code, on August 5, 2005, as reconstituted from time to time.
          “Commitment” means any Revolving Commitment, LC Commitment or Term Loan Commitment.
          “Commodity Agreement” means any commodity exchange contract, commodity swap agreement, futures contract, option contract, synthetic cap or other similar agreement or arrangement, each of which is for the purpose of hedging the commodity risk associated with Holdings’ and its Subsidiaries’ operations and not for speculative purposes.
          “Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C.
          “Confirmation Order” as defined in Section 3.4(g).
          “Consolidated Adjusted EBITDA” means, for any period, an amount determined for Holdings and its Subsidiaries on a consolidated basis equal to (i) Consolidated Net Income for such period, plus, to the extent deducted in determining such Consolidated Net Income, the sum, without duplication, of amounts for (a) Consolidated Interest Expense for such period; (b) consolidated income, single business, franchise, unitary or gross receipt tax expense for such period; (c) total depreciation expense for such period; (d) total amortization expense for such period; (e) the cumulative effect (whether positive or negative) of any change in accounting principles; (f) management fees and expenses paid during such period pursuant to the Management Agreement to the extent permitted hereunder; (g) Transaction Costs for such period; (h) with respect to any period (including any Fiscal Quarter) during Fiscal Year 2006 or 2007, costs and expenses resulting from administrative expenses paid with respect to the Cases for professional fees and expenses in an amount up to, but not exceeding in the aggregate for Fiscal Year 2006 and 2007, $30,000,000; (i) with respect to any period (including any Fiscal Quarter) during Fiscal Year 2006 or 2007, amounts paid as cure payments or similar costs in connection with assumptions of executory contracts assumed during the Cases or as part of the Plan in an amount up to, but not exceeding in the aggregate for Fiscal Year 2006 and 2007, $5,000,000; (j) fees and charges related to any events or transactions that are unusual in nature and infrequent in occurrence, in that it is unrelated to, or only incidentally related to, the current ordinary and typical activities of Borrowers and would not reasonably be expected to recur in a normal operating cycle in an amount up to, but not exceeding, $1,000,000 in the aggregate for any periods occurring during any Fiscal Year and, $3,000,000 in the aggregate from the Closing Date to the date of determination; (k) with respect to any period (including any Fiscal Quarter) during Fiscal Year 2007, non-recurring costs and expenses arising from or recognized in connection with the consummation and effectiveness of the Plan in an amount up to, but not exceeding in the aggregate for Fiscal Year 2007, $5,000,000; and (l) other non-Cash charges for such period (excluding any such non-Cash charge to the extent that it represents an accrual or reserve for potential Cash payment in any future period or amortization of a prepaid Cash payment that was made in a prior period), minus (ii) to the extent included in determining such Consolidated Net Income, non-Cash gains for such period (excluding any such non-Cash gain to the extent it represents the reversal of an accrual or reserve for potential Cash gain in any prior period).
          “Consolidated Capital Expenditures” means, for any period, the aggregate of all expenditures of Holdings and its Subsidiaries during such period determined on a consolidated basis that, in accordance with GAAP, are or should be included in “purchase of property and equipment” or similar items reflected in the consolidated statement of cash flows of Holdings and its Subsidiaries, but excluding, however, any such expenditures made in connection with a Permitted Acquisition permitted hereunder.
          “Consolidated Cash Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases in accordance with GAAP and capitalized interest) of Holdings and its Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of Holdings and its Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under Interest Rate Agreements, but excluding, however, any amount not payable in Cash and any amounts referred to in Section 2.11(f) payable on or before the Closing Date.
          “Consolidated Current Assets” means, as at any date of determination, the total assets of Holdings and its Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with GAAP, excluding Cash and Cash Equivalents.
          “Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of Holdings and its Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with GAAP, excluding the current portion of long term debt.
          “Consolidated Excess Cash Flow” means, for any Fiscal Year, an amount (if positive) equal to: (i) the sum, without duplication, of (a) Consolidated Adjusted EBITDA for such Fiscal Year; plus (b) the Consolidated Working Capital Adjustment for such Fiscal Year; minus (ii) the sum, without duplication, of (a) scheduled repayments of Indebtedness for borrowed money (including the implied principal component of scheduled payments made on Capital Leases, but excluding repayments of Revolving Loans or Swing Line Loans except to the extent the Revolving Commitments are permanently reduced in connection with such repayments) paid in Cash during such Fiscal Year; (b) Consolidated Capital Expenditures for such Fiscal Year (net of any proceeds of (x) any related financings with respect to such expenditures, (y) any sales of assets used to finance such expenditures and (z) any Spent Committed Capital Expenditures deducted in the calculation of Consolidated Excess Cash Flow for the preceding Fiscal Year); (c) Consolidated Cash Interest Expense for such Fiscal Year; (d) with respect to Fiscal Year 2007, any amounts referred to in Section 2.11(f) paid on or before the Closing Date; (e) consolidated income, single business, franchise, unitary or gross receipt tax expense payable in cash with respect to such Fiscal Year; (f) management fees and expenses paid during such Fiscal Year pursuant to the Management Agreement to the extent permitted hereunder; (g) with respect to Fiscal Year 2007, Transaction Costs paid in Cash during such Fiscal Year; (h) with respect to Fiscal Year 2007, costs and expenses resulting from administrative expenses with respect to the Cases which are for professional fees and expenses and are paid in Cash during such Fiscal Year; (i) amounts paid in cash during such Fiscal Year as cure payments or similar costs in connection with assumptions of executory contracts assumed during the Cases or as part of the Plan; (j) fees, charges and expenses related to any events or transactions that are paid in Cash during such Fiscal Year and are unusual in nature and infrequent in occurrence, in that it is unrelated to, or only incidentally related to, the current ordinary and typical activities of Borrowers and would not reasonably be expected to recur in a normal operating cycle in an amount up to, but not exceeding, in the aggregate for any periods occurring during any Fiscal Year $1,000,000 and, $3,000,000 in the aggregate from the Closing Date to the date of determination; (k) with respect to Fiscal Year 2007, non-recurring costs and expenses paid in Cash during such Fiscal Year arising from or recognized in connection with the consummation and effectiveness of the Plan; and (l) the amount of Spent Committed Capital Expenditures paid in Cash within ninety days after the end of such Fiscal Year.
          “Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases in accordance with GAAP and capitalized interest) of Holdings and its Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of Holdings and its Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under Interest Rate Agreements, but excluding, however, any amounts referred to in Section 2.11(f) payable on or before the Closing Date.
          “Consolidated Net Income” means, for any period, (i) the net income (or loss) of Holdings and its Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP, minus (ii) (a) the income (or loss) of any Person (other than a Subsidiary of Holdings) in which any other Person (other than Holdings or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Holdings or any of its Subsidiaries by such Person during such period, (b) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of Holdings or is merged into or consolidated with Holdings or any of its Subsidiaries or that Person’s assets are acquired by Holdings or any of its Subsidiaries, (c) the income of any Subsidiary of Holdings to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary, (d) any after-tax gains or losses attributable to Asset Sales or returned surplus assets of any Pension Plan, and (e) (to the extent not included in clauses (a) through (d) above) any net extraordinary gains or net extraordinary losses.
          “Consolidated Total Debt” means, as at any date of determination, the aggregate stated balance sheet amount of all Indebtedness of Holdings and its Subsidiaries determined on a consolidated basis in accordance with GAAP.
          “Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets over Consolidated Current Liabilities.
          “Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated

Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period.
          “Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.
          “Contributing Guarantors” as defined in Section 7.2.
          “Controlled Foreign Corporation” shall mean a “controlled foreign corporation” as defined in the Internal Revenue Code.
          “Controlled Investment Affiliate” means any Affiliate of Sponsor which is organized primarily for making equity or debt investments in Holdings or other similar portfolio companies.
          “Conversion/Continuation Date” means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.
          “Conversion/Continuation Notice” means a Conversion/Continuation Notice substantially in the form of Exhibit A-2.
          “Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit H delivered by a Credit Party pursuant to Section 5.10.
          “Credit Date” means the date of a Credit Extension.
          “Credit Document” means any of this Agreement, the Notes, if any, the Collateral Documents, any documents executed by the Administrative Agent in connection with or relating to the LC Deposit Account, any documents or certificates executed by Borrowers in favor of Issuing Bank relating to Letters of Credit, and all other documents, instruments or agreements executed and delivered by a Credit Party for the benefit of any Agent, Issuing Bank or any Lender in connection herewith.
          “Credit Extension” means the making of a Loan, the issuing of a Letter of Credit or the making of an LC Deposit.
          “Credit Facilities” means the credit facilities provided by the Lenders and Issuing Bank pursuant to this Agreement.
          “Credit Party” means each Borrower and each Guarantor.
          “Currency Agreement” means any foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap or other similar agreement or arrangement, each of which is for the purpose of hedging the foreign currency risk associated with Holdings’ and its Subsidiaries’ operations and not for speculative purposes.

          “Debtors” means Holdings, Systems, and certain Subsidiaries named as debtors in the Plan, each as debtor in the Cases under Chapter 11 of the Bankruptcy Code.
          “Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.
          “Default Excess” means, with respect to any Defaulting Lender, the excess, if any, of such Defaulting Lender’s Pro Rata Share of the aggregate outstanding principal amount of Loans of all Lenders (calculated as if all Defaulting Lenders (including such Defaulting Lender) had funded all of their respective Defaulted Loans) over the aggregate outstanding principal amount of all Loans of such Defaulting Lender.
          “Default Period” means, with respect to any Defaulting Lender, the period commencing on the date of the applicable Funding Default and ending on the earliest of the following dates: (i) the date on which all Commitments are cancelled or terminated and/or the Obligations are declared or become immediately due and payable, (ii) the date on which (a) the Default Excess with respect to such Defaulting Lender shall have been reduced to zero (whether by the funding by such Defaulting Lender of any Defaulted Loans of such Defaulting Lender or by the non-pro rata application of any voluntary or mandatory prepayments of the Loans in accordance with the terms of Section 2.13 or Section 2.14 or by a combination thereof) and (b) such Defaulting Lender shall have delivered to Borrowers and Administrative Agent a written reaffirmation of its intention to honor its obligations hereunder with respect to its Commitments, and (iii) the date on which Borrowers, Administrative Agent and Requisite Lenders waive all Funding Defaults of such Defaulting Lender in writing.
          “Defaulted Loan” as defined in Section 2.22.
          “Defaulting Lender” as defined in Section 2.22.
          “Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.
          “DIP Order” means the Interim DIP Order or the Final DIP Order, as applicable.
          “Disclosure Statement” means the written disclosure statement that relates to the Plan, as approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code and Rule 3017 of the Federal Rules of Bankruptcy Procedure, as such disclosure statement may be amended, modified or supplemented from time to time in accordance with applicable law.
          “Disqualified Equity Interests” means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for the scheduled payments or dividends in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity

Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the Maturity Date.
          “Dollars” and the sign “$” mean the lawful money of the United States of America.
          “Domestic Subsidiary” means any Subsidiary organized under the laws of the United States of America, any State thereof or the District of Columbia.
          “Eligible Assignee” means (i) any Lender, any Affiliate of any Lender and any Related Fund (any two or more Related Funds being treated as a single Eligible Assignee for all purposes hereof), and (ii) any commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act) and which extends credit or buys loans; provided, no Affiliate of Holdings or Sponsor shall be an Eligible Assignee.
          “Employee Benefit Plan” means, in respect of any Credit Party other than a Canadian Credit Party, any “employee benefit plan” as defined in Section 3(3) of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed by, Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates, and in respect of any Canadian Credit Party, any employee benefit plan of any nature or kind that is not a Pension Plan or Multiemployer Plan and is maintained by or contributed to, or required to be maintained by or contributed to, by such Canadian Credit Party.
          “Environmental Claim” means any investigation, notice, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order or directive (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.
          “Environmental Laws” means any and all current or future foreign or domestic, federal, state or provincial (or any subdivision of either of them), statutes, ordinances, standards, decrees, orders-in-council, orders, rules, regulations, judgments, Governmental Authorizations, or any other requirements of Governmental Authorities relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, industrial hygiene, land use (as it relates to Hazardous Materials) or the protection of human, plant or animal health or welfare (as it relates to Hazardous Materials) or of the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata), in any manner applicable to Holdings or any of its Subsidiaries or any Facility.
          “Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.
          “ERISA Affiliate” means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of Holdings or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Holdings or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Holdings or such Subsidiary and with respect to liabilities arising after such period for which Holdings or such Subsidiary could be liable under the Internal Revenue Code or ERISA.
          “ERISA Event” means, only to the extent such event would not be discharged by the consummation of the Plan on the Plan Effective Date, (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(d) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 412(m) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to Holdings, any of its Subsidiaries or any of their respective Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) the occurrence of an act or omission which could give rise to the imposition on Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Employee Benefit Plan; (ix) the assertion of a material claim (other than routine claims for benefits) against any Employee Benefit Plan other than a Multiemployer Plan or the assets thereof, or against Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in connection with any Employee Benefit Plan; (x) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or (xi) the imposition of a Lien pursuant to Section 401(a)(29) or 412(n) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan.
          “Eurodollar Rate Loan” means a Loan bearing interest at a rate determined by reference to the Adjusted Eurodollar Rate.
          “Event of Default” means each of the conditions or events set forth in Section 8.1.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.
          “Executive Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president (or the equivalent thereof), such Person’s chief financial officer or treasurer and (except for purposes of Sections 5.2 and 6.8) such Person’s vice president of human resources and risk management.
          “Existing DIP Administrative Agent” means General Electric Capital Corporation, in its capacity as administrative agent under the Existing DIP Credit Agreement.
          “Existing DIP Credit Agreement” has the meaning specified in the recitals to this Agreement.
          “Existing DIP Credit Agreement Reserve Amount” means an amount equal to the “Reserve” under and as defined in the letter agreement, dated as of March ___, 2007, by and among each of the Debtors, General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc.
          “Existing Indebtedness” means all Indebtedness and other Obligations (as defined therein) outstanding under the Existing DIP Credit Agreement and other documents related thereto.
          “Exit Facilities” means the Credit Facilities after the Exit Facilities Conversion Date.

          “Exit Facilities Conversion Date” means the first date on which a Plan becomes effective, the Exit Facilities Option has been exercised and each of the conditions to exercising the Exit Facilities Option set forth in Section 3.4 has been satisfied or waived.
          “Exit Facilities Option” as defined in Section 3.3.
          “Facility” means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Holdings or any of its Subsidiaries or any of their respective predecessors or Affiliates.
          “Fair Share” as defined in Section 7.2.
          “Fair Share Contribution Amount” as defined in Section 7.2.
          “Federal Funds Effective Rate” means for any day, the rate per annum (expressed, as a decimal, rounded upwards, if necessary, to the next higher 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, (i) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to Administrative Agent, in its capacity as a Lender, on such day on such transactions as determined by Administrative Agent.
          “Final DIP Order” means an order (in form and substance substantially similar to the Interim DIP Order and otherwise satisfactory to Syndication Agent and Administrative Agent) of the Bankruptcy Court pursuant to Section 364 of the Bankruptcy Code approving this Agreement and the other Credit Documents that (a) has not been modified or amended without the consent of Administrative Agent and Syndication Agent, or vacated, reversed, revoked, rescinded, stayed or appealed from, except as Administrative Agent and Syndication Agent may otherwise specifically consent, (b) with respect to which the time to appeal, petition for certiorari, application or motion for reversal, rehearing, reargument, stay, or modification has expired, (c) no petition, application or motion for reversal, rehearing, reargument, stay or modification thereof or for a writ of certiorari with respect thereto has been filed or granted or the order or judgment of the Bankruptcy Court has been affirmed by the highest court to which the order or judgment was appealed and (d) is no longer subject to any or further appeal or petition, application or motion for reversal, rehearing, reargument, stay or modification thereof or for any writ of certiorari with respect thereto or further judicial review in any form.
          “Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer of Holdings that such financial statements fairly present, in all material respects, the financial condition of Holdings and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.

          “Financial Plan” as defined in Section 5.1(i).
          “First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject, other than any Permitted Lien.
          “Fiscal Quarter” means a fiscal quarter of any Fiscal Year.
          “Fiscal Year” means the fiscal year of Holdings and its Subsidiaries ending on December 31 of each calendar year.
          “Flood Hazard Property” means any Real Estate Asset subject to a mortgage in favor of Collateral Agent, for the benefit of the Secured Parties, and located in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards.
          “Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.
          “Funding Default” as defined in Section 2.22.
          “Funding Guarantors” as defined in Section 7.2.
          “Funding Notice” means a notice substantially in the form of Exhibit A-1.
          “GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof.
          “Governmental Acts” means any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or Governmental Authority.
          “Governmental Authority” means any federal, state, provincial, municipal, national or other government, governmental department, commission, board, bureau, court, tribunal, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.
          “Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.
          “Grantor” as defined in the Pledge and Security Agreement.
          “GSCP” as defined in the preamble.
          “Guaranteed Obligations” as defined in Section 7.1.
          “Guarantor” means each Domestic Subsidiary of either Borrower and (except as provided in Section 7.12) each Canadian Subsidiary of either Borrower, excluding in each case, any Inactive Subsidiary.

          “Guarantor Subsidiary” means each Guarantor.
          “Guaranty” means the guaranty of each Guarantor set forth in Section 7.
          “Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment.
          “Haul Insurance” means, collectively, (a) Haul Insurance Limited, a Cayman Islands corporation, and (b) any other captive insurance company hereafter formed by Holdings.
          “Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.
          “Hedge Agreement” means an Interest Rate Agreement, a Currency Agreement or a Commodity Agreement entered into with a Lender Counterparty and reasonably satisfactory to Administrative Agent.
          “Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.
          “Historical Financial Statements” means as of the Closing Date, (i) the audited financial statements of Holdings and its Subsidiaries, for the Fiscal Years ended December 31, 2003, December 31, 2004 and December 31, 2005, consisting of balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for such Fiscal Years, (ii) the unaudited financial statements of Holdings and its Subsidiaries as at the most recent Fiscal Quarter ending 45 days or more prior to the Closing Date, consisting of a balance sheet and the related consolidated statements of income, stockholders’ equity and cash flows for the twelve month period, ending on such date, and (ii) the unaudited financial statements of Holdings and its Subsidiaries as at the most recent calendar month ending 45 days or more prior to the Closing Date, consisting of a balance sheet and the related consolidated statements of income, stockholders’ equity and cash flows for such month and, in the case of clauses (i), (ii) and (iii), certified by the chief financial officer of Holdings that they fairly present, in all material respects, the financial condition of Holdings and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.
          “Holdings” as defined in the preamble hereto.

          “Inactive Subsidiary” means any Subsidiary of Holdings that has (i) no assets other than de minimus assets not exceeding $250,000, (ii) no revenues and (iii) no income.
          “Increased-Cost Lenders” as defined in Section 2.23.
          “Indebtedness”, as applied to any Person, means, without duplication, (i) all indebtedness for borrowed money; (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) notes payable and bankers acceptances; (iv) any obligation owed for all or any part of the deferred purchase price of property or services (excluding any such obligations incurred under ERISA), which purchase price is (a) due more than six months from the date of incurrence of the obligation in respect thereof or (b) evidenced by a note or similar written instrument; (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person (other than a Lien on leased property (real or personal) granted by the landlord or lessor thereof) regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (vii) Disqualified Equity Interests, (viii) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation which would be Indebtedness of another; (ix) any obligation which would be Indebtedness of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (x) any liability of such Person for an obligation which would be Indebtedness of another through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (a) or (b) of this clause (x), the primary purpose or intent thereof is as described in clause (ix) above; and (xi) all obligations which would be Indebtedness of such Person in respect of any exchange traded or over the counter derivative transaction, including any Hedge Agreement, whether entered into for hedging or speculative purposes; provided, in no event shall obligations under any Hedge Agreement be deemed “Indebtedness” for any purpose under Section 6.7.
          “Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims (including Environmental Claims), actions, judgments, suits, costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary to remove, remediate, clean up or abate any Hazardous Materials Activity), expenses and disbursements of any kind or nature whatsoever (including the reasonable fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to make Credit Extensions or Issuing Bank’s agreement to issue Letters of Credit or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty)); (ii) the statements contained in the commitment letter delivered by any Lender to Borrowers with respect to the transactions contemplated by this Agreement; or (iii) any Environmental Claim or any Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of Holdings or any of its Subsidiaries.
          “Indemnitee” as defined in Section 10.3.
          “Interim DIP Order” means an order (in substantially the form of Exhibit M and otherwise in form and substance satisfactory to Syndication Agent and Administrative Agent) of the Bankruptcy Court pursuant to Section 364 of the Bankruptcy Code entered after an interim hearing approving this Agreement and the other Credit Documents, as to which no stay has been entered and which has not been reversed, vacated or overturned, and from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal or motion to reconsider has been dismissed or denied unless Syndication Agent and Administrative Agent waive such requirement, and which has not been amended, supplemented or otherwise modified in any respect adverse to the Lenders without the prior written consent of Syndication Agent and Administrative Agent.
          “Initial Mortgaged Property” as defined in Section 3.4(b).
          “Installment” as defined in Section 2.12.
          “Intellectual Property” as defined in the Pledge and Security Agreement or the Canadian Pledge and Security Agreement, as applicable.
          “Intellectual Property Asset” means, at the time of determination, any interest (fee, license or otherwise) then owned by any Credit Party in any Intellectual Property.
          “Intellectual Property Security Agreements” has the meaning assigned to that term in the Pledge and Security Agreement or the Canadian Pledge and Security Agreement, as applicable.
          “Intercompany Note” means a promissory note substantially in the form of Exhibit L evidencing Indebtedness owed among the Credit Parties and their Subsidiaries.
          “Interest Coverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Adjusted EBITDA for the four Fiscal Quarter period then ended to (ii) Consolidated Interest Expense for such four Fiscal Quarter period; provided that for any calculation of the Interest Coverage Ratio prior to April 1, 2008, Consolidated Interest Expense shall be (x) Consolidated Interest Expense for the period from April 1, 2007 through the end of the Fiscal Quarter for which the Interest Coverage Ratio is being calculated divided by (y) the number of months included in the calculation made under clause (x) and multiplied by (z) twelve (12); provided further that for purposes of this definition, Consolidated Interest Expense shall exclude any upfront fees and ancillary costs incurred in connection with the transactions contemplated hereunder and any amortization thereof and any amortization or write down of fees relating to the financings being refinanced as part of the transactions contemplated hereunder.
          “Interest Payment Date” means with respect to (i) any Loan that is a Base Rate Loan, each January 31, April 30, July 31 and October 31 of each year, commencing on the first such date to occur after the Closing Date and the final maturity date of such Loan; and (ii) any Loan that is a Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period.
          “Interest Period” means, in connection with a Eurodollar Rate Loan, an interest period of one-, two-, three- or six-months, as selected by Borrowers in the applicable Funding Notice or Conversion/Continuation Notice, (i) initially, commencing on the Credit Date or Conversion/Continuation Date thereof, as the case may be; and (ii) thereafter, commencing on the day on which the immediately preceding Interest Period expires; provided, (a) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d), of this definition, end on the last Business Day of a calendar month; (c) no Interest Period with respect to any portion of the Term Loans shall extend beyond the Maturity Date; and (d) no Interest Period with respect to any portion of the Revolving Loans shall extend beyond the Revolving Commitment Termination Date.
          “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging the interest rate exposure associated with Holdings’ and its Subsidiaries’ operations and not for speculative purposes.
          “Interest Rate Determination Date” means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.
          “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.
          “Investment” means (i) any direct or indirect purchase or other acquisition by Holdings or any of its Subsidiaries of, or of a beneficial interest in, any of the Securities of any other Person (other than a Guarantor Subsidiary); (ii) any direct or indirect redemption, retirement, purchase or other acquisition for value, by any Subsidiary of Holdings from any Person (other than Holdings or any Guarantor Subsidiary), of any Equity Interests of such Person; and (iii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contributions by Holdings or any of its Subsidiaries to any other Person (other than Holdings or any Guarantor Subsidiary), including all indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.
          “Issuance Notice” means an Issuance Notice substantially in the form of Exhibit A-3.
          “Issuing Bank” means JPMorgan Chase Bank N.A. or a bank or other legally authorized Person selected by or acceptable to Administrative Agent in its sole discretion and guaranteed by Administrative Agent.
          “Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, in no event shall any corporate Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.
          “Landlord Consent and Estoppel” means, with respect to any Leasehold Property, a letter, certificate or other instrument in writing from the lessor under the related lease, pursuant to which, among other things, the landlord consents to the granting of a Mortgage on such Leasehold Property by the Credit Party tenant, such Landlord Consent and Estoppel to be in form and substance acceptable to Collateral Agent in its reasonable discretion, but in any event sufficient for Collateral Agent to obtain a Title Policy with respect to such Mortgage.
          “Landlord Personal Property Collateral Access Agreement” means a Landlord Waiver and Consent Agreement substantially in the form of Exhibit K with such amendments or modifications as may be approved by Collateral Agent.
          “LC Commitment” means the commitment of a Lender to make LC Deposits hereunder and “LC Commitments” means such commitments of all Lenders. The amount of each Lender’s LC Commitment, if any, is set forth on Appendix A-3 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the LC Commitments as of the Closing Date is $50,000,000.
          “LC Commitment Period” means the period from the Closing Date to but excluding the LC Commitment Termination Date.
          “LC Commitment Termination Date” means the earliest to occur of (i) April 13, 2007, if the initial Term Loans are not made on or before that date, (ii) September 30, 2007, which date shall at the option of Holdings and upon satisfaction of the conditions set forth in Section 3.4, be deemed extended to the fifth anniversary of the Exit Facilities Conversion Date, (iii) the date the LC Commitments are permanently reduced to zero pursuant to Section 2.13(b), and (iv) the date of the termination of the LC Commitments pursuant to Section 8.1.

          “LC Deposit” means, with respect to each LC Lender, the amount of such LC Lender’s LC Commitment that such LC Lender shall deposit in such LC Lender’s Sub-Account with Administrative Agent on or after the Closing Date, and that amount shall in turn be deposited by Administrative Agent in the LC Deposit Account, as such amount may be (a) reduced or reinstated from time to time as a result of withdrawals from the LC Deposit Account debited by Administrative Agent from and payments to the LC Deposit Account credited by Administrative Agent to the Sub-Account of such LC Lender pursuant to Section 2.4, and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 10.6 and, “LC Deposits” mean such deposits of all LC Lenders.
          “LC Deposit Account” as defined in Section 2.4(i).
          “LC Deposit Return” shall mean the amount earned and received by the Administrative Agent from time to time on the investment of the amounts held in the LC Deposit Account in accordance with Section 2.4(m).
          “LC Depositary Bank” shall mean the Issuing Bank or such other commercial bank or its affiliates organized under the laws of the United States, or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000.
          “LC Disbursement” means a payment made by Issuing Bank pursuant to a Letter of Credit.
          “LC Exposure” means, with respect to any Lender, as of any date of determination, such Lender’s Pro Rata Share of the aggregate LC Deposits and LC Usage (other than the portion of such LC Usage represented by amounts available for drawing, but not yet drawn, under Letters of Credit).
          “LC Lender” means a Lender having an interest in the LC Deposit Account or an LC Commitment.
          “LC Usage” means, as of any date of determination, the sum of (i) the maximum aggregate amount which is, or at any time thereafter may become, available for drawing under all Letters of Credit then outstanding, and (ii) the aggregate amount of all LC Disbursements not theretofore reimbursed by or on behalf of Borrowers.
          “Leasehold Property” means any leasehold interest of any Credit Party as lessee under any lease of real property, other than any such leasehold interest designated from time to time by Collateral Agent in its sole discretion as not being required to be included in the Collateral.
          “Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.

          “Lender Counterparty” means each Lender or any Affiliate of a Lender counterparty to a Hedge Agreement (including any Person who is a Lender (and any Affiliate thereof) as of the Closing Date but subsequently, whether before or after entering into a Hedge Agreement, ceases to be a Lender and any Person who enters into a Hedge Agreement in connection with the transactions contemplated by the Credit Documents prior to the Closing Date and is a Lender as of the Closing Date), including each such Affiliate that enters into a joinder agreement with Collateral Agent.
          “Letter of Credit” means a commercial or standby letter of credit issued or to be issued by Issuing Bank pursuant to this Agreement.
          “Leverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Total Debt as of such day to (ii) Consolidated Adjusted EBITDA for the four-Fiscal Quarter period ending on such date.
          “Lien” means (i) any lien, mortgage, pledge, assignment, security interest, hypothec, deemed trust, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.
          “Loan” means a Term Loan and a Revolving Loan.
          “Management Agreement” means any management agreement entered into on or after the Exit Facilities Conversion Date between the Sponsor or any of its Controlled Investment Affiliates and Holdings reasonably acceptable to Administrative Agent.
          “Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.
          “Material Adverse Effect” means (i) a material adverse effect on and/or material adverse developments with respect to the business, operations, properties, assets or condition (financial or otherwise) of Holdings and its Subsidiaries taken as a whole; (ii) a material impairment of the ability of Credit Parties to fully and timely perform their Obligations; (iii) a material adverse effect on and/or material adverse developments with respect to the legality, validity, binding effect or enforceability against a Credit Party of a Credit Document to which it is a party; or (iv) a material impairment of the rights, remedies and benefits available to, or conferred upon, any Agent and any Lender or any Secured Party under any Credit Document.
          “Material Contract” means (i) any contract or other arrangement between Holdings or any of its Subsidiaries and their customers that represented 10% or more of the Consolidated Net Income of Holdings and its Subsidiaries for the most recently ended Fiscal Year and (ii) any collective bargaining agreement to which Holdings or any of its Subsidiaries is a party.
          “Material Real Estate Asset” means (i) any fee-owned Real Estate Asset having a fair market value in excess of $1,500,000 as of the date of the acquisition thereof and (ii) all

Leasehold Properties other than those with respect to which the aggregate payments under the term of the lease are less than $500,000 per annum.
          “Maturity Date” means the earlier of (i) September 30, 2007, which date shall at the option of Holdings and upon satisfaction or waiver of the conditions set forth in Section 3.4, be deemed extended to the fifth anniversary of the Exit Facilities Conversion Date, (ii) the Plan Effective Date, if the conditions set forth in Section 3.4 have not been satisfied or waived on or prior to such date and (iii) the date that all Loans shall become due and payable in full hereunder, whether by acceleration or otherwise.
          “Moody’s” means Moody’s Investor Services, Inc.
          “Mortgage” means a Mortgage substantially in the form of Exhibit J, as it may be amended, supplemented or otherwise modified from time to time or applicable Quebec Security.
          “Multiemployer Plan” means in respect of any Credit Party other than a Canadian Credit Party, any Employee Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA and in respect of any Canadian Credit Party, any “multiemployer pension plan” as defined in subsection 1(1) of the Pension Benefits Act (Ontario) or section 2 of the Pensions Benefits Standard Act, 1985 (Canada).
          “NAIC” means The National Association of Insurance Commissioners, and any successor thereto.
          “Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the operations of Holdings and its Subsidiaries in the form prepared for presentation to senior management thereof for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate.
          “Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) Cash payments (including any Cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by Holdings or any of its Subsidiaries from such Asset Sale, minus (ii) any bona fide direct costs incurred in connection with such Asset Sale, including (a) income or gains taxes payable by the seller as a result of any gain recognized in connection with such Asset Sale, (b) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale and (c) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by Holdings or any of its Subsidiaries in connection with such Asset Sale.
          “Net Cash Proceeds” means, (i) with respect to any Asset Sale, the Net Asset Sale Proceeds and (ii) with respect to any Recovery Event, the Net Insurance/Condemnation Proceeds.

          “Net Insurance/Condemnation Proceeds” means, with respect to any Recovery Event, an amount equal to: (i) any Cash payments or proceeds received by Holdings or any of its Subsidiaries in connection with a Recovery Event, minus (ii) (a) any actual and reasonable costs incurred by Holdings or any of its Subsidiaries in connection with the adjustment or settlement of any claims of Holdings or such Subsidiary in respect of such Recovery Event, and (b) any bona fide direct costs incurred in connection with any sale of such assets as referred to in clause (ii) of the definition of Recovery Event, including income taxes payable as a result of any gain recognized in connection therewith.
          “Nonpublic Information” means information which has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD.
          “Non-US Lender” as defined in Section 2.20(c).
          “Note” means a Term Loan Note, a Revolving Loan Note or a Swing Line Note.
          “Notice” means a Funding Notice, an Issuance Notice, or a Conversion/ Continuation Notice.
          “Obligations” means all obligations of every nature of each Credit Party, including obligations from time to time owed to the Agents (including former Agents), the Lenders or any of them and Lender Counterparties, under any Credit Document or Hedge Agreement with any Credit Party, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest in the related bankruptcy proceeding), reimbursement of amounts drawn under Letters of Credit, payments for early termination of Hedge Agreements, fees, expenses, indemnification or otherwise.
          “Obligee Guarantor” as defined in Section 7.7.
          “Organizational Documents” means (i) with respect to any corporation, its certificate or articles of incorporation, amalgamation or organization, as amended, and its by-laws, as amended, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, (iv) with respect to any limited liability company, its articles of organization, as amended, and its operating agreement, as amended, and (v) with respect to an unlimited liability company, its memorandum and articles of association. In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.
          “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.
          “Pension Plan” means, in respect of any Credit Party other than any Canadian Credit Party, any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to

Section 412 of the Internal Revenue Code or Section 302 of ERISA and in respect of any Canadian Credit Party, each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by such Canadian Credit Party for its employees or former employees, but does not include a Multiemployer Plan or the Canada Pension Plan or the Quebec Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.
          “Permitted Acquisition” means any acquisition by Holdings or any of its wholly-owned Subsidiaries after the Exit Facilities Conversion Date, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person; provided,
(i)	immediately prior to, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(ii)	all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws and in conformity, in all material respects, with all applicable Governmental Authorizations;

(iii)	in the case of the acquisition of Equity Interests, all of the Equity Interests (except for any such Securities in the nature of directors’ qualifying shares required pursuant to applicable law) acquired or otherwise issued by such Person or any newly formed Subsidiary of Holdings in connection with such acquisition shall be directly or indirectly owned 100% by Holdings or a Guarantor Subsidiary thereof, and Holdings shall have taken, or caused to be taken, as of the date such Person becomes a Subsidiary of Holdings, each of the actions set forth in Sections 5.10 and/or 5.11, as applicable;

(iv)	the Interest Coverage Ratio on a pro forma basis after giving effect to such acquisition as of the last day of the Fiscal Quarter most recently ended for which financial statements have been delivered pursuant to Section 5.1(b) or (c) (as determined in accordance with Section 6.7(e)) shall be no less than the correlative ratio indicated:

Fiscal	Interest Coverage
Quarter Ending	Ratio
June 30, 2007	1.75:1.00
September 30, 2007	2.00:1.00
December 31, 2007	2.25:1.00
March 31, 2008	2.25:1.00
June 30, 2008	2.75:1.00
September 30, 2008	3.00:1.00

Fiscal	Interest Coverage
Quarter Ending	Ratio
December 31, 2008	3.50:1.00
March 31, 2009	3.50:1.00
June 30, 2009	3.50:1.00
September 30, 2009	3.50:1.00
December 31, 2009	3.50:1.00
March 31, 2010	3.50:1.00
June 30, 2010	3.50:1.00
September 30, 2010	3.50:1.00
December 31, 2010	3.50:1.00
Thereafter	3.75:1.00
(v)	the Leverage Ratio on a pro forma basis after giving effect to such acquisition as of the last day of the Fiscal Quarter most recently ended for which financial statements have been delivered pursuant to Section 5.1(b) or (c) (as determined in accordance with Section 6.7(e)) shall be no greater than the correlative ratio indicated:

Fiscal
Quarter Ending	Leverage Ratio
June 30, 2007	6.25:1.00
September 30, 2007	5.25:1.00
December 31, 2007	4.75:1.00
March 31, 2008	4.25:1.00
June 30, 2008	3.25:1.00
September 30, 2008	3.00:1.00
December 31, 2008	2.50:1.00
March 31, 2009	2.50:1.00
June 30, 2009	2.50:1.00
September 30, 2009	2.50:1.00
December 31, 2009	2.50:1.00
March 31, 2010	2.50:1.00
June 30, 2010	2.50:1.00
September 30, 2010	2.50:1.00
December 31, 2010	2.50:1.00
Thereafter	2.25:1.00
(vi)	Holdings and its Subsidiaries shall be in compliance with the financial covenants set forth in Section 6.7 on a pro forma basis after giving effect to such acquisition as of the last day of the Fiscal Quarter most recently ended for which financial statements have been delivered pursuant to Section 5.1(b) or (c) (as determined in accordance with Section 6.7(e));

(vii)	for any proposed acquisition in excess of $5,000,000, Holdings shall have delivered to Administrative Agent (A) at least 10 Business Days prior to such proposed acquisition, (i) a Compliance Certificate evidencing compliance with Section 6.7 as required under clause (vi) above and (ii) all other relevant financial information with respect to such acquired assets, including the aggregate consideration for such acquisition and any other information required to demonstrate compliance with Section 6.7 and (B) promptly upon request by Administrative Agent, (i) a copy of the purchase agreement related to the proposed Permitted Acquisition (and any related documents reasonably requested by Administrative Agent) and (ii) quarterly and annual financial statements of the Person whose Equity Interests or assets are being acquired for the twelve month (12) month period immediately prior to such proposed Permitted Acquisition, including any audited financial statements that are available;

(viii)	any Person or assets or division as acquired in accordance herewith (y) shall be in same business or lines of business in which Holdings and/or its Subsidiaries are engaged as of the Closing Date and (z) shall have generated positive free cash flow (excluding capital expenditures) for the four quarter period most recently ended prior to the date of such acquisition;

(ix)	an Authorized Officer of Holdings shall certify that Holdings reasonably believes that, after giving effect to the Permitted Acquisition, Holdings and its Subsidiaries shall remain in compliance with Section 6.7(c);

(x)	during the 30 day period prior to the date of such proposed acquisition, the excess of (x) the aggregate Revolving Commitments over (y) the Total Utilization of the Revolving Commitments shall be no less than $20,000,000 for at least 5 consecutive Business Days at any time during such period; and

(xi)	the aggregate unused portion of the Revolving Commitments at such time (after giving effect to the consummation of the respective Permitted Acquisition and any financing thereof) shall equal or exceed $20,000,000.
          “Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.
          “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

          “Petition Date” has the meaning specified in the recitals to this Agreement.
          “Plan” means the Chapter 11 plan of reorganization with respect to the Debtors confirmed by the Bankruptcy Court.
          “Plan Effective Date” means the Effective Date as defined in the Plan.
          “Planned Asset Sales” means the Asset Sales identified on Schedule 6.8(a).
          “Platform” as defined in Section 5.1(p).
          “Pledge and Security Agreement” means the Pledge and Security Agreement to be executed by Borrowers and each Guarantor substantially in the form of Exhibit I, as it may be amended, supplemented or otherwise modified from time to time.
          “Prepetition Indebtedness” means all Indebtedness of any of Borrowers and their Subsidiaries outstanding on the Petition Date immediately prior to the filing of the Cases.
          “Prime Rate” means the rate of interest quoted in The Wall Street Journal, Money Rates Section as the Prime Rate (currently defined as the base rate on corporate loans posted by at least 75% of the nation’s thirty (30) largest banks), as in effect from time to time. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Agent or any other Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.
          “Principal Office” means, for each of Administrative Agent, Swing Line Lender and Issuing Bank, such Person’s “Principal Office” as set forth on Appendix B, or such other office or office of a third party or sub-agent, as appropriate, as such Person may from time to time designate in writing to Borrowers, Administrative Agent and each Lender.
          “Projections” as defined in Section 4.8.
          “Pro Rata Share” means (i) with respect to all payments, computations and other matters relating to the Term Loan of any Lender, the percentage obtained by dividing (a) the Term Loan Exposure of that Lender by (b) the aggregate Term Loan Exposure of all Lenders; (ii) with respect to all payments, computations and other matters relating to the participations in Letters of Credit, the LC Deposits or the LC Disbursements, the percentage obtained by dividing (a) the LC Exposure of such Lender by (b) the aggregate LC Exposure of all Lenders; (iii) with respect to all payments, computations and other matters relating to the Revolving Commitment or Revolving Loans of any Lender or participations in Swing Line Loans purchased therein by any Lender the percentage obtained by dividing (a) the Revolving Exposure of such Lender by (b) the aggregate Revolving Exposure of all Lenders. For all other purposes with respect to each Lender, “Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the sum of the Term Loan Exposure, the LC Exposure and the Revolving Exposure of that Lender, by (B) an amount equal to the sum of the aggregate Term Loan Exposure, the aggregate LC Exposure and the aggregate Revolving Exposure of all Lenders.

          “Public Information” means information which has been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD.
          “Qualified Public Offering” shall mean an underwritten public offering of common stock of Holdings to the extent that net proceeds received by Holdings are contributed to the equity capital of Holdings pursuant to an effective registration statement filed with the Securities and Exchange Commission in accordance with the Securities Act that results in at least $50,000,000 of net cash proceeds to Holdings and results in the listing of the common stock of Holdings on a national securities exchange or the NASDAQ National Market quotation system.
          “Quebec Security” means one or more demand debentures, pledges of debenture and deeds of hypothec, as may be required by Collateral Agent in order to grant a First Priority Lien in favor of Collateral Agent for the benefit of the Secured Parties in property or assets in which any Canadian Credit Party may have an interest and which is located in the Province of Quebec, in each case, in form and substance satisfactory to Collateral Agent and as may be amended, supplemented or otherwise modified from time to time.
          “Real Estate Asset” means, at any time of determination, any interest (fee, leasehold or otherwise) then owned by any Credit Party in any real property.
          “Record Document” means, with respect to any Leasehold Property, (i) the lease evidencing such Leasehold Property or a memorandum thereof, executed and acknowledged by the owner of the affected real property, as lessor, or (ii) if such Leasehold Property was acquired or subleased from the holder of a Recorded Leasehold Interest, the applicable assignment or sublease document, executed and acknowledged by such holder, in each case in form sufficient to give such constructive notice upon recordation and otherwise in form reasonably satisfactory to Collateral Agent.
          “Recorded Leasehold Interest” means a Leasehold Property with respect to which a Record Document has been recorded in all places necessary or desirable, in Collateral Agent’s reasonable judgment, to give constructive notice of such Leasehold Property to third-party purchasers and encumbrancers of the affected real property.
          “Recovery Event” means (i) any settlement of or payment in respect of any property or casualty insurance claim in respect of a covered loss thereunder or (ii) as a result of the taking of any assets of Holdings or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking.
          “Refunded Swing Line Loans” as defined in Section 2.3(b)(iv).
          “Register” as defined in Section 2.7(b).
          “Regulation D” means Regulation D of the Board of Governors, as in effect from time to time.
          “Regulation FD” means Regulation FD as promulgated by the US Securities and Exchange Commission under the Securities Act and Exchange Act as in effect from time to time.

          “Reimbursement Date” as defined in Section 2.4(d).
          “Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by Holdings or its Subsidiaries in connection therewith that are not applied pursuant to Section 2.15(b) as a result of the delivery of a Reinvestment Notice.
          “Reinvestment Event” means any Asset Sale or Recovery Event in respect of which Holdings has delivered a Reinvestment Notice.
          “Reinvestment Notice” means a written notice executed by an Authorized Officer (i) stating that Holdings (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to repair or replace the assets which were the subject of such Asset Sale or Recovery Event or to acquire or improve Useful Assets and (ii) certifying that no Default or Event of Default shall have occurred and be continuing at such time.
          “Reinvestment Prepayment Amount” means, with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to repair or replace the assets which were the subject of the relevant Asset Sale or Recovery Event or to acquire or improve Useful Assets.
          “Reinvestment Prepayment Date” means, with respect to any Reinvestment Event, the earlier of (i) the date occurring 270 days after such Reinvestment Event or if Holdings or its Subsidiaries enter into a legally binding commitment to reinvest the relevant Reinvestment Deferred Amount within 270 days after such Reinvestment Event, the date occurring 450 days after such Reinvestment Event and (ii) the date on which Holdings or its Subsidiaries shall have determined not to use all or any portion of the relevant Reinvestment Deferred Amount to repair or replace the assets which were the subject of the relevant Asset Sale or Recovery Event or to acquire or improve Useful Assets, but in the case of this clause (ii) only with respect to the portion of the applicable Reinvestment Deferred Amount as to which such determination has been made.
          “Related Fund” means, with respect to any Lender that is an investment fund, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.
          “Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.
          “Replacement Lender” as defined in Section 2.23.
          “Requisite Lenders” means one or more Lenders having or holding Term Loan Exposure, LC Exposure and/or Revolving Exposure and representing more than 50% of the sum of (i) the aggregate Term Loan Exposure of all Lenders, (ii) the aggregate LC Exposure of all Lenders and (iii) the aggregate Revolving Exposure of all Lenders.
          “Restricted Junior Payment” means (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of Holdings now or hereafter outstanding, except a dividend payable solely in shares of that class of stock to the holders of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of Holdings now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of Holdings now or hereafter outstanding; (iv) management or similar fees payable to Sponsor or any of its Affiliates and (v) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to any Indebtedness which is subordinated in right of payment to the Obligations (other than the conversion of any of such Indebtedness to common Equity Interests of Holdings).
          “Revolving Commitment” means the commitment of a Lender to make or otherwise fund any Revolving Loan and to acquire participations in Swing Line Loans hereunder and “Revolving Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Revolving Commitment, if any, is set forth on Appendix A-2 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Revolving Commitments as of the Closing Date is $35,000,000.
          “Revolving Commitment Period” means the period from the Closing Date to but excluding the Revolving Commitment Termination Date.
          “Revolving Commitment Termination Date” means the earliest to occur of (i) April 13, 2007, if the initial Term Loans are not made on or before that date; (ii) September 30, 2007, which date shall at the option of Holdings and upon satisfaction of the conditions set forth in Section 3.4, be deemed extended to the fifth anniversary of the Exit Facilities Conversion Date, (iii) the date the Revolving Commitments are permanently reduced to zero pursuant to Section 2.13(b), and (iv) the date of the termination of the Revolving Commitments pursuant to Section 8.1.
          “Revolving Exposure” means, with respect to any Lender as of any date of determination, (i) prior to the termination of the Revolving Commitments, that Lender’s Revolving Commitment; and (ii) after the termination of the Revolving Commitments, the sum of (a) the aggregate outstanding principal amount of the Revolving Loans of that Lender, (b) in the case of Swing Line Lender, the aggregate outstanding principal amount of all Swing Line Loans (net of any participations therein by other Lenders), and (c) the aggregate amount of all participations therein by that Lender in any outstanding Swing Line Loans.
          “Revolving Loan” means a loan made by a Lender to Borrowers pursuant to Section 2.2(a).

          “Revolving Loan Note” means a promissory note in the form of Exhibit B-2, as it may be amended, supplemented or otherwise modified from time to time.
          “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation.
          “Secured Parties” has the meaning assigned to that term in the Pledge and Security Agreement and the Canadian Pledge and Security Agreement, as applicable.
          “Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.
          “Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.
          “Solvency Certificate” means a Solvency Certificate of the chief financial officer of Holdings substantially in the form of Exhibit G-2.
          “Solvent” means, with respect to the Credit Parties, that as of the date of determination, both (i) (a) the sum of such Credit Parties’ debt (including contingent liabilities) does not exceed the present fair saleable value of the Credit Parties’ present assets; (b) the Credit Parties’ capital is not unreasonably small in relation to their business; and (c) the Credit Parties have not incurred and do not intend to incur, or believe (nor should they reasonably believe) that they will incur, debts beyond their ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) the Credit Parties are “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
          “Spent Committed Capital Expenditures” as defined in Section 6.7(d).
          “Sponsor” means, collectively, Yucaipa American Alliance Fund I, LP and Yucaipa American Alliance (Parallel) Fund I, LP.
          “Sub-Account” as defined in Section 2.4(i).
          “Subject Transaction” as defined in Section 6.7(e).
          “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, unlimited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.
          “Swing Line Lender” means CIT in its capacity as Swing Line Lender hereunder, together with its permitted successors and assigns in such capacity.
          “Swing Line Loan” means a Loan made by Swing Line Lender to Borrowers pursuant to Section 2.3.
          “Swing Line Note” means a promissory note in the form of Exhibit B-3, as it may be amended, supplemented or otherwise modified from time to time.
          “Swing Line Sublimit” means the lesser of (i) $10,000,000 and (ii) the aggregate unused amount of Revolving Commitments then in effect.
          “Syndication Agent” as defined in the preamble hereto.
          “Systems” as defined in the preamble hereto.
          “Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed; provided, “Tax on the overall net income” of a Person shall be construed as a reference to a tax imposed by the jurisdiction in which that Person is organized or in which that Person’s applicable principal office (and/or, in the case of a Lender, its lending office) is located or in which that Person (and/or, in the case of a Lender, its lending office) is deemed to be doing business on all or part of the net income, profits or gains (whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise) of that Person (and/or, in the case of a Lender, its applicable lending office).
          “Term Loan” means a loan made by a Lender to Borrowers pursuant to Section 2.1(a).
          “Term Loan Commitment” means the commitment of a Lender to make or otherwise fund any Term Loan and “Term Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Term Loan Commitment, if any, is set forth on Appendix A-1 or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Term Loan Commitments as of the Closing Date is $230,000,000.

          “Term Loan Commitment Period” means the period from the Closing Date to but excluding the Term Loan Commitment Termination Date.
          “Term Loan Commitment Termination Date” means the earliest to occur of (i) April 13, 2007, if the initial Term Loans are not made on or before that date; (ii) September 30, 2007, which date shall at the option of Holdings and upon satisfaction of the conditions set forth in Section 3.4, be deemed extended to March 30, 2008, (iii) the date the Term Loan Commitments are permanently reduced to zero pursuant to Section 2.13(b), and (iv) the date of the termination of the Term Loan Commitments pursuant to Section 8.1.
          “Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Term Loans of such Lender plus during the Term Loan Commitment Period, the unfunded Term Loan Commitment of such Lender; provided, at any time prior to the making of the initial Term Loans, the Term Loan Exposure of any Lender shall be equal to such Lender’s Term Loan Commitment.
          “Term Loan Funding Period” means the period from the Closing Date to and including the 6th month anniversary of the Closing Date and, upon satisfaction of the conditions set forth in Section 3.4, be deemed extended to the one year anniversary of the Closing Date.
          “Term Loan Note” means a promissory note in the form of Exhibit B-1, as it may be amended, supplemented or otherwise modified from time to time.
          “Terminated Lender” as defined in Section 2.23.
          “Title Policy” as defined in Section 3.1(b)(v).
          “Total Utilization of Revolving Commitments” means, as at any date of determination, the sum of (i) the aggregate principal amount of all outstanding Revolving Loans (other than Revolving Loans made for the purpose of repaying any Refunded Swing Line Loans, but not yet so applied) and (ii) the aggregate principal amount of all outstanding Swing Line Loans.
          “Transaction Costs” means the fees, costs and expenses payable by Borrowers, or any of Subsidiaries of Borrowers on or before the Closing Date in connection with the transactions contemplated by the Credit Documents.
          “Type of Loan” means (i) with respect to either Term Loans or Revolving Loans, a Base Rate Loan or a Eurodollar Rate Loan, and (ii) with respect to Swing Line Loans, a Base Rate Loan.
          “UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.
          “U.S. Lender” as defined in Section 2.20(c).
          “Useful Assets” means, in the case of an Asset Sale, assets useful in the business of Holdings and its Subsidiaries and, in the case of a Recovery Event, long term or otherwise non-current productive assets of the general type used in the business of Holdings and its Subsidiaries.
     1.2. Accounting Terms. (a) Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. Financial statements and other information required to be delivered by Holdings to Lenders pursuant to Section 5.1(a), 5.1(b) and 5.1(c) shall be prepared in accordance with GAAP as in effect at the time of such preparation (and delivered together with the reconciliation statements provided for in Section 5.1(f), if applicable). Subject to the foregoing, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements.
     (b) If at any time the adoption of fresh-start accounting would affect the computation of any financial ratio or requirement set forth in this Agreement and either Borrowers or the Requisite Lenders shall so request, Administrative Agent and Borrowers shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such adoption of fresh-start accounting (subject to the approval of the Requisite Lenders); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP, as applicable, prior to such change therein and (ii) Borrowers shall provide the reconciliation statements required by
Section 5.1(f).
     1.3. Interpretation, etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease and sub-license, as applicable.
SECTION 2. LOANS AND LETTERS OF CREDIT
     2.1. Term Loans.
          (a) Loan Commitments. Subject to the terms and conditions hereof, during the Term Commitment Period, each Lender severally agrees to make Term Loans to Borrowers in an aggregate amount up to but not exceeding such Lender’s Term Loan Commitment; provided that the amount of Term Loans made on the Closing Date shall be no less than $200,000,000 and; provided further, that after giving effect to the making of any Term Loans in no event shall the amount of Term Loans made hereunder exceed the Term Loan Commitments then in effect. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. Subject to Sections 2.13(a) and 2.14, all amounts owed hereunder with respect to the Term Loans shall be paid in full no later than the Maturity Date.
               (b) Borrowing Mechanics for Term Loans.
               (i) Term Loans shall be made in an aggregate minimum amount of $5,000,000 and integral multiples of $1,000,000 in excess of that amount.
               (ii) Whenever any Borrower desires that Lenders make a Term Loan, such Borrower shall deliver to Administrative Agent a fully executed and delivered Funding Notice no later than 11:00 a.m. (New York City time) at least three Business Days in advance of the proposed Credit Date in the case of a Eurodollar Rate Loan, and at least one Business Day in advance of the proposed Credit Date in the case of a Revolving Loan that is a Base Rate Loan. Except as otherwise provided herein, a Funding Notice for a Term Loan that is a Eurodollar Rate Loan shall be irrevocable on and after the related Interest Rate Determination Date, and the applicable Borrower shall be bound to make a borrowing in accordance therewith.
               (iii) Notice of receipt of each Funding Notice in respect of Term Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the applicable interest rate, shall be provided by Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided Administrative Agent shall have received such notice by 11:00 a.m. (New York City time)) not later than 2:00 p.m. (New York City time) on the same day as Administrative Agent’s receipt of such Notice from such Borrower.
               (iv) Each Lender shall make its Term Loan available to Administrative Agent not later than 1:00 p.m. (New York City time) on the applicable Credit Date, by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of the Term Loans available to Borrowers on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Term Loans received by Administrative Agent from Lenders to be credited to the account of Borrowers at the Principal Office designated by Administrative Agent or to such other account as may be designated in writing to Administrative Agent by Borrowers.
               (v) Notwithstanding anything to the contrary herein, Borrowers may only request the Lenders to make Term Loans on up to three occasions (including the Closing Date) during the Term Loan Funding Period.
               (vi) Unless the Term Loan Commitments have been reduced in accordance with Section 2.13(b) or terminated in accordance with Section 8.1, on the last day of the Term Loan Funding Period, Borrowers shall be deemed to have made a funding request for a final Term Loan in an aggregate amount equal to the excess of (A) the Term Loan Commitments and (B) the aggregate principal amount of Term Loans previously made by the Lenders hereunder. The Credit Date for such final Term Loan shall be three Business Days after the last day of the Term Loan Funding Period. Administrative Agent shall deliver notice to each Lender with a Term Loan Commitment of such request in accordance with paragraph (ii) above.
     2.2. Revolving Loans.
               (a) Revolving Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, each Lender severally agrees to make Revolving Loans to Borrowers in an aggregate amount up to but not exceeding such Lender’s Revolving Commitment; provided, that after giving effect to the making of any Revolving Loans in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.2(a) may be repaid and reborrowed during the Revolving Commitment Period. Each Lender’s Revolving Commitment shall expire on the Revolving Commitment Termination Date and all Revolving Loans and all other amounts owed hereunder with respect to the Revolving Loans and the Revolving Commitments shall be paid in full no later than such date.
               (b) Borrowing Mechanics for Revolving Loans.
               (i) Except pursuant to 2.4(d), Revolving Loans that are Base Rate Loans shall be made in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount, and Revolving Loans that are Eurodollar Rate Loans shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount.
               (ii) Whenever any Borrower desires that Lenders make Revolving Loans, such Borrower shall deliver to Administrative Agent a fully executed and delivered Funding Notice no later than 11:00 a.m. (New York City time) at least three Business Days in advance of the proposed Credit Date in the case of a Eurodollar Rate Loan, and at least one Business Day in advance of the proposed Credit Date in the case of a Revolving Loan that is a Base Rate Loan. Except as otherwise provided herein, a Funding Notice for a Revolving Loan that is a Eurodollar Rate Loan shall be irrevocable on and after the related Interest Rate Determination Date, and the applicable Borrower shall be bound to make a borrowing in accordance therewith.
               (iii) Notice of receipt of each Funding Notice in respect of Revolving Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the applicable interest rate, shall be provided by Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided Administrative Agent shall have received such notice by 11:00 a.m. (New York City time)) not later than 2:00 p.m. (New York City time) on the same day as Administrative Agent’s receipt of such Notice from such Borrower.
               (iv) Each Lender shall make the amount of its Revolving Loan available to Administrative Agent not later than 1:00 p.m. (New York City time) on the applicable Credit Date by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of such Revolving Loans available to Borrowers on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Revolving Loans received by Administrative Agent from Lenders to be credited to the account of Borrowers at the Principal Office designated by Administrative Agent or such other account as may be designated in writing to Administrative Agent by Borrowers.
     2.3. Swing Line Loans.
               (a) Swing Line Loans Commitments. During the Revolving Commitment Period, subject to the terms and conditions hereof, Swing Line Lender hereby agrees to make Swing Line Loans to Borrowers in the aggregate amount up to but not exceeding the Swing Line Sublimit; provided, that after giving effect to the making of any Swing Line Loan, in no event shall the Total Utilization of Revolving Commitments exceed the Revolving Commitments then in effect. Amounts borrowed pursuant to this Section 2.3 may be repaid and reborrowed during the Revolving Commitment Period. Swing Line Lender’s Revolving Commitment shall expire on the Revolving Commitment Termination Date and all Swing Line Loans and all other amounts owed hereunder with respect to the Swing Line Loans and the Revolving Commitments shall be paid in full no later than such date.
               (b) Borrowing Mechanics for Swing Line Loans.
               (i) Swing Line Loans shall be made in an aggregate minimum amount of $100,000 and integral multiples of $50,000 in excess of that amount.
               (ii) Whenever any Borrower desires that Swing Line Lender make a Swing Line Loan, such Borrower shall deliver to Administrative Agent a Funding Notice no later than 12:00 p.m. (New York City time) on the proposed Credit Date.
               (iii) Swing Line Lender shall make the amount of its Swing Line Loan available to Administrative Agent not later than 2:00 p.m.(New York City time) on the applicable Credit Date by wire transfer of same day funds in Dollars, at Administrative Agent’s Principal Office. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of such Swing Line Loans available to the applicable Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Swing Line Loans received by Administrative Agent from Swing Line Lender to be credited to the account of Borrowers at Administrative Agent’s Principal Office, or to such other account as may be designated in writing to Administrative Agent by Borrowers.
               (iv) With respect to any Swing Line Loans which have not been voluntarily prepaid by Borrowers pursuant to Section 2.13, Swing Line Lender may at any time in its sole and absolute discretion, deliver to Administrative Agent (with a copy to Borrowers), no later than 11:00 a.m. (New York City time) at least one Business Day in advance of the proposed Credit Date, a notice (which shall be deemed to be a Funding Notice given by Borrowers, but Borrowers shall not be deemed to have made any representations and warranties in connection with such deemed Funding Notice) requesting that each Lender holding a Revolving Commitment make Revolving Loans that are Base Rate Loans to Borrowers on such Credit Date in an amount equal to the amount of such Swing Line Loans (the “Refunded Swing Line Loans”) outstanding on the date such notice is given which Swing Line Lender requests Lenders to prepay. Anything contained in this Agreement to the contrary notwithstanding, (1) the proceeds of such Revolving Loans made by the Lenders other than Swing Line Lender shall be immediately delivered by Administrative Agent to Swing Line Lender (and not to Borrowers) and applied to repay a corresponding portion of the Refunded Swing Line Loans and (2) on the day such Revolving Loans are made, Swing Line Lender’s Pro Rata Share of the Refunded Swing Line Loans shall be deemed to be paid with the proceeds of a Revolving Loan made by Swing Line Lender to Borrowers, and such portion of the Swing Line Loans deemed to be so paid shall no longer be outstanding as Swing Line Loans and shall no longer be due under the Swing Line Note of Swing Line Lender but shall instead constitute part of Swing Line Lender’s outstanding Revolving Loans to Borrowers and shall be due under the Revolving Loan Note issued by Borrowers to Swing Line Lender. Borrowers hereby authorize Administrative Agent and Swing Line Lender to charge Borrowers’ accounts with Administrative Agent and Swing Line Lender (up to the amount available in each such account) in order to immediately pay Swing Line Lender the amount of the Refunded Swing Line Loans to the extent the proceeds of such Revolving Loans made by Lenders, including the Revolving Loans deemed to be made by Swing Line Lender, are not sufficient to repay in full the Refunded Swing Line Loans. If any portion of any such amount paid (or deemed to be paid) to Swing Line Lender should be recovered by or on behalf of Borrowers from Swing Line Lender in bankruptcy, by assignment for the benefit of creditors or otherwise, the loss of the amount so recovered shall be ratably shared among all Lenders in the manner contemplated by Section 2.17.
               (v) If for any reason Revolving Loans are not made pursuant to Section 2.3(b)(iv) in an amount sufficient to repay any amounts owed to Swing Line Lender in respect of any outstanding Swing Line Loans on or before the third Business Day after demand for payment thereof by Swing Line Lender, each Lender holding a Revolving Commitment shall be deemed to, and hereby agrees to, have purchased a participation in such outstanding Swing Line Loans, and in an amount equal to its Pro Rata Share of the applicable unpaid amount together with accrued interest thereon. Upon one Business Day’s notice from Swing Line Lender, each Lender holding a Revolving Commitment shall deliver to Swing Line Lender an amount equal to its respective participation in the applicable unpaid amount in same day funds at the Principal Office of Swing Line Lender. In order to evidence such participation each Lender holding a Revolving Commitment agrees to enter into a participation agreement at the request of Swing Line Lender in form and substance reasonably satisfactory to Swing Line Lender. In the event any Lender holding a Revolving Commitment fails to make available to Swing Line Lender the amount of such Lender’s participation as provided in this paragraph, Swing Line Lender shall be entitled to recover such amount on demand from such Lender together with interest thereon for three Business Days at the rate customarily used by Swing Line Lender for the correction of errors among banks and thereafter at the Base Rate, as applicable.

               (vi) Notwithstanding anything contained herein to the contrary, (1) each Lender’s obligation to make Revolving Loans for the purpose of repaying any Refunded Swing Line Loans pursuant to the second preceding paragraph and each Lender’s obligation to purchase a participation in any unpaid Swing Line Loans pursuant to the immediately preceding paragraph shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against Swing Line Lender, any Credit Party or any other Person for any reason whatsoever; (B) the occurrence or continuation of a Default or Event of Default; (C) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of any Credit Party; (D) any breach of this Agreement or any other Credit Document by any party thereto; or (E) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing; provided that such obligations of each Lender are subject to the condition that Swing Line Lender believed in good faith that all conditions under Section 3.2 to the making of the applicable Refunded Swing Line Loans or other unpaid Swing Line Loans, were satisfied at the time such Refunded Swing Line Loans or unpaid Swing Line Loans were made, or the satisfaction of any such condition not satisfied had been waived by the Requisite Lenders prior to or at the time such Refunded Swing Line Loans or other unpaid Swing Line Loans were made; and (2) Swing Line Lender shall not be obligated to make any Swing Line Loans (A) if it has elected not to do so after the occurrence and during the continuation of a Default or Event of Default or (B) at a time when a Funding Default exists unless Swing Line Lender has entered into arrangements satisfactory to it and Borrowers to eliminate Swing Line Lender’s risk with respect to the Defaulting Lender’s participation in such Swing Ling Loan, including by cash collateralizing such Defaulting Lender’s Pro Rata Share of the outstanding Swing Line Loans.
     2.4. Issuance of Letters of Credit and Purchase of Participations Therein
          (a) Letters of Credit. During the LC Commitment Period, subject to the terms and conditions hereof, Administrative Agent agrees to cause the Issuing Bank to issue Letters of Credit for the account of Borrowers in the aggregate amount up to but not exceeding the aggregate LC Commitments; provided, (i) each Letter of Credit shall be denominated in Dollars; (ii) the stated amount of each Letter of Credit shall not be less than $100,000 or such lesser amount as is acceptable to Issuing Bank; (iii) after giving effect to such issuance, in no event shall the LC Usage exceed the amount in the LC Deposit Account; (iv) in no event shall any standby Letter of Credit have an expiration date later than the earlier of (1) after the Exit Facilities Conversion Date, the second Business Day prior to the LC Commitment Termination Date and (2) the date which is one year from the date of issuance of such standby Letter of Credit; and (v) in no event shall any commercial Letter of Credit (x) have an expiration date later than the earlier of (1) after the Exit Facilities Conversion Date, the second Business Day prior to the LC Commitment Termination Date and (2) the date which is 180 days from the date of issuance of such commercial Letter of Credit or (y) be issued if such commercial Letter of Credit is otherwise unacceptable to Issuing Bank in its reasonable discretion.

          (b) Notice of Issuance. Whenever any Borrower desires the issuance, amendment, renewal or extension of a Letter of Credit, it shall deliver to Administrative Agent an Issuance Notice no later than 1:00 p.m. (New York City time) at least three Business Days (in the case of standby letters of credit) or five Business Days (in the case of commercial letters of credit), or in each case such shorter period as may be agreed to by Administrative Agent and Issuing Bank in any particular instance, in advance of the proposed date of issuance. Upon satisfaction or waiver of the conditions set forth in Section 3.2, Administrative Agent shall cause Issuing Bank to issue the requested Letter of Credit and such Letter of Credit shall be issued only in accordance with Issuing Bank’s standard operating procedures. Upon receiving notice of the issuance of any Letter of Credit or amendment or modification to a Letter of Credit, Administrative Agent shall promptly notify each LC Lender of such issuance, which notice shall be accompanied by a copy of such Letter of Credit or amendment or modification to a Letter of Credit and the amount of such Lender’s respective participation in such Letter of Credit pursuant to Section 2.4(e).
          (c) Responsibility of Issuing Bank With Respect to Requests for Drawings and Payments. In determining whether to honor any drawing under any Letter of Credit by the beneficiary thereof, Issuing Bank shall be responsible only to examine the documents delivered under such Letter of Credit with reasonable care so as to ascertain whether they appear on their face to be in accordance with the terms and conditions of such Letter of Credit. As between Borrowers, Administrative Agent and Issuing Bank, Borrowers assume all risks of the acts and omissions of, or misuse of the Letters of Credit issued by Issuing Bank, by the respective beneficiaries of such Letters of Credit. In furtherance and not in limitation of the foregoing, neither Administrative Agent nor Issuing Bank shall be responsible for: (i) the form, validity, sufficiency, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of any such Letter of Credit, even if it should in fact prove to be in any or all respects invalid, insufficient, inaccurate, fraudulent or forged; (ii) the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason; (iii) failure of the beneficiary of any such Letter of Credit to comply fully with any conditions required in order to draw upon such Letter of Credit; (iv) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex or otherwise, whether or not they be in cipher; (v) errors in interpretation of technical terms; (vi) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof; (vii) the misapplication by the beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; or (viii) any consequences arising from causes beyond the control of Issuing Bank, including any Governmental Acts; none of the above shall affect or impair, or prevent the vesting of, any of Issuing Bank’s rights or powers hereunder. Without limiting the foregoing and in furtherance thereof, any action taken or omitted by Administrative Agent or Issuing Bank under or in connection with the Letters of Credit or any documents and certificates delivered thereunder, if taken or omitted in good faith, shall not give rise to any liability on the part of Administrative Agent or Issuing Bank to Borrowers. Notwithstanding anything to the contrary contained in this Section 2.4(c), Borrowers shall retain any and all rights they may have against Administrative Agent and Issuing Bank for any liability arising solely out of the gross negligence or willful misconduct of such respective Person.

          (d) Reimbursement by Borrowers of Amounts Drawn or Paid Under Letters of Credit. Upon receiving notice that the Issuing Bank has determined to honor a drawing under a Letter of Credit, Administrative Agent shall immediately notify the applicable Borrower, and such Borrower shall reimburse such LC Disbursement by paying to Administrative Agent on or before the Business Day immediately following the date of notice to such Borrower of such LC Disbursement (the “Reimbursement Date”) an amount in Dollars and in same day funds equal to the amount of such LC Disbursement. Promptly following receipt by Administrative Agent of any payment from such Borrower pursuant to this paragraph in respect of any LC Disbursement, Administrative Agent shall distribute such payment to Issuing Bank or, to the extent payments have been made from the LC Deposit Account pursuant to paragraph (e) below, to the LC Deposit Account for allocation by Administrative Agent among the Sub-Accounts of the LC Lenders in accordance with their Pro Rata Shares. Without limiting in any way the foregoing and notwithstanding anything to the contrary contained herein or in any separate application for any Letter of Credit, each Borrower hereby acknowledges and agrees that it shall be obligated to reimburse Administrative Bank (on behalf of the Issuing Bank) upon each LC Disbursement, and it shall be deemed to be the obligor for purposes of each such Letter of Credit issued hereunder.
          (e) Lenders’ Purchase of Participations in Letters of Credit. (i) Immediately upon the issuance of each Letter of Credit, each LC Lender shall be deemed to have purchased, and hereby agrees to irrevocably purchase, from Administrative Agent a participation in all outstanding obligations incurred by Administrative Agent in connection with the issuance of Letters of Credit by Issuing Bank and any related LC Disbursement made by Issuing Bank thereunder in an amount equal to such Lender’s Pro Rata Share (with respect to the LC Commitments) of the maximum amount which is or at any time may become available to be drawn thereunder. In the event that any Borrower shall fail for any reason to reimburse Issuing Bank in respect of an LC Disbursement as provided in Section 2.4(d), Administrative Agent shall promptly notify each LC Lender of the unreimbursed amount of such LC Disbursement, and Administrative Agent shall pay to Issuing Bank, from the LC Deposit Account, for the account of each LC Lender, an amount equal to such LC Lender’s Pro Rata Share of such LC Disbursement, in Dollars and in same day funds, at the office of Issuing Bank specified in such notice, not later than 1:00 p.m. (New York City time) on the first business day (under the laws of the jurisdiction in which such office of Issuing Bank is located) after the date notified by Issuing Bank. In the event that the LC Deposit Account is charged by Administrative Agent to reimburse Issuing Bank pursuant to this Section 2.4(e), the applicable Borrower shall pay over to Administrative Agent in reimbursement of the applicable LC Disbursement an amount equal to the amount so charged, as provided in paragraph (d) above, and such payment shall be deposited by Administrative Agent in the LC Deposit Account. Each LC Lender irrevocably authorizes Administrative Agent to apply, or to permit the LC Depositary Bank to apply, amounts of its LC Deposit held in the LC Deposit Account as provided in this Section 2.4(e). Any payment made from the LC Deposit Account, pursuant to this paragraph to reimburse Issuing Bank for any LC Disbursement shall not constitute a Loan and shall not relieve any Borrower of its obligation to reimburse such LC Disbursement.
          (f) Obligations Absolute. The obligation of Borrowers to reimburse Issuing Bank for LC Disbursements made by it, the obligation of Borrowers to reimburse each LC Lender for any payments made to Issuing Bank from the LC Deposit Account to reimburse Issuing Bank for any LC Disbursement and the obligations of LC Lenders under Section 2.4(e)

shall be unconditional and irrevocable and shall be paid strictly in accordance with the terms hereof under all circumstances including any of the following circumstances: (i) any lack of validity or enforceability of any Letter of Credit; (ii) the existence of any claim, set-off, defense or other right which Borrowers or any Lender may have at any time against a beneficiary or any transferee of any Letter of Credit (or any Persons for whom any such transferee may be acting), Issuing Bank, Lender or any other Person or, in the case of a Lender, against Borrowers, whether in connection herewith, the transactions contemplated herein or any unrelated transaction (including any underlying transaction between Borrowers or one of its Subsidiaries and the beneficiary for which any Letter of Credit was procured); (iii) any draft or other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; (iv) payment by Issuing Bank to the beneficiary or as otherwise required by law under any Letter of Credit against presentation of a draft or other document which does not substantially comply with the terms of such Letter of Credit; (v) any adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of Holdings or any of its Subsidiaries; (vi) any breach hereof or any other Credit Document by any party thereto; (vii) any other circumstance or happening whatsoever, whether or not similar to any of the foregoing; (viii) the fact that an Event of Default or a Default shall have occurred and be continuing; or (ix) the return of the LC Deposits; provided, in each case, that payment by Issuing Bank under the applicable Letter of Credit shall not have constituted gross negligence or willful misconduct of Issuing Bank under the circumstances in question.
          (g) Indemnification. Without duplication of any obligation of Borrowers under Section 10.2 or 10.3, in addition to amounts payable as provided herein, each Borrower hereby agrees to protect, indemnify, pay and save harmless Administrative Agent and Issuing Bank from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable fees, expenses and disbursements of counsel and reasonable allocated costs of internal counsel) which Administrative Agent or Issuing Bank may incur or be subject to as a consequence, direct or indirect, of (i) the issuance of any Letter of Credit by Issuing Bank, other than, with respect to the Issuing Bank only, as a result of (1) the gross negligence or willful misconduct of Issuing Bank or (2) the wrongful dishonor by Issuing Bank of a proper demand for payment made under any Letter of Credit issued by it, or (ii) the failure of Issuing Bank to honor a drawing under any such Letter of Credit as a result of any Governmental Act.
          (h) Issuing Bank Reports. Unless otherwise agreed by Administrative Agent, Administrative Agent shall cause Issuing Bank to report in writing to Administrative Agent (i) on or prior to each Business Day on which Issuing Bank issues, amends, renews or extends any Letter of Credit, the date of such issuance, amendment, renewal or extension, and the aggregate face amount of the Letters of Credit issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension (and whether the amount thereof has changed), it being understood that Issuing Bank shall not affect the issuance, renewal, extension or amendment resulting in an increase in the amount of any Letter of Credit without first obtaining written confirmation from Administrative Agent that such increase is then permitted under this Agreement, (ii) on each Business Day on which Issuing Bank makes an LC Disbursement, the date and amount of such LC Disbursement, (iii) on any Business Day on which any Borrower fails to reimburse an LC Disbursement required to be reimbursed to Issuing

Bank on such day, the date of such failure and the amount of such LC Disbursement and (iv) on any other Business Day, such other information as Administrative Agent shall reasonably request as to the Letters of Credit issued by Issuing Bank and outstanding on such Business Day.
          (i) Establishment of LC Deposit Account and Sub-Accounts. On or prior to the Closing Date, Administrative Agent shall establish a deposit account (the “LC Deposit Account”) of Administrative Agent at the LC Depositary Bank with the title “Allied Holdings 2007 Credit Agreement LC Deposit Account”. Administrative Agent shall maintain records enabling it to determine at any time the amount of the interest of each LC Lender in the LC Deposit Account (the interest of each LC Lender in the LC Deposit Account, as evidenced by such records, being referred to as such LC Lender’s “Sub-Account”). Administrative Agent shall establish such additional Sub-Accounts for assignee LC Lenders as shall be required pursuant to Section 10.6(g). No Person (including any LC Lender) shall have the right to make any withdrawal from the LC Deposit Account or to exercise any other right or power with respect thereto except as expressly provided in paragraph (l) below or in Section 10.6(g). Without limiting the generality of the foregoing, each party hereto acknowledges and agrees that the amounts on deposit in the LC Deposit Account are and will at all times be property of Administrative Agent acting for the benefit of the LC Lenders, and that no amount on deposit at any time in the LC Deposit Account shall be the property of any of the Credit Parties, constitute “Collateral” under the Credit Documents or otherwise be available in any manner to satisfy any Obligations of any of the Credit Parties under the Credit Documents. Each LC Lender agrees that its right, title and interest in and to the LC Deposit Account shall be limited to the right, acting through Administrative Agent, to require amounts in its Sub-Account to be applied as provided in paragraph (l) below and that it will have no right to require the return of its portion of the amounts in the LC Deposit Account other than as expressly provided in such paragraph (l) (each LC Lender hereby acknowledging (i) that its portion of the amounts in the LC Deposit Account constitutes payment for its participations in Letters of Credit issued or to be issued hereunder, (ii) that its portion of amounts in the LC Deposit Account and any investments made therewith shall secure its obligations to Administrative Agent hereunder in respect of Letters of Credit (each LC Lender hereby granting to Administrative Agent a security interest in such LC Lender’s portion of the amounts in the LC Deposit Account to secure such obligations) and (iii) that Administrative Agent shall cause the Issuing Bank to issue, amend, renew and extend Letters of Credit in reliance on the availability of such LC Lender’s portion of the amounts in the LC Deposit Account to discharge such LC Lender’s obligations in accordance with Section 2.4(e) in connection with any LC Disbursement thereunder). The funding of the LC Deposits, the establishment and funding of the LC Deposit Account and the agreements with respect thereto set forth in this Agreement constitute arrangements among Administrative Agent, Issuing Bank and the LC Lenders with respect to the funding obligations of the LC Lenders under this Agreement, and the amounts in the LC Deposit Account do not constitute a loan or extension of credit to any Credit Party. Except as otherwise set forth herein, no Credit Party shall have any responsibility or liability to the LC Lenders, the Agents or any other Person in respect of the establishment, maintenance, administration or misappropriation of the LC Deposit Account (or any Sub-Account) or with respect to the investment of amounts held therein, including pursuant to paragraph (n) below. Administrative Agent hereby waives (and shall use its commercially reasonable efforts to cause the LC Depositary Bank to waive) any right of setoff against the LC Deposit Account that it may have under applicable law or otherwise with respect to amounts owed to it by LC Lenders (it being agreed that such waiver shall not reduce the rights of

Administrative Agent to apply or require the application of the amounts in the LC Deposit Account in accordance with the provisions of this Agreement).
               (j) Funding of LC Deposits.
               (i) Subject to the terms and conditions hereof, each LC Lender severally agrees to make a deposit in such LC Lender’s Sub-Account with Administrative Agent on the Closing Date in an aggregate amount up to but not exceeding such LC Lender’s LC Commitment.
               (ii) Each LC Lender shall make the amount of its LC Deposit available to Administrative Agent not later than 1:00 p.m. (New York City time) on the Closing Date by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall deposit the proceeds of such LC Deposits into the LC Deposit Account.
               (iii) LC Deposits shall be available, on the terms and subject to the conditions set forth herein, for application pursuant to Section 2.4(e) to reimburse such LC Lender’s Pro Rata Share of LC Disbursements that are not reimbursed by Borrowers. The obligations of LC Lenders to make the deposits required by this Section 2.4(j) are several, and no LC Lender shall be responsible for any other LC Lender’s failure to make its deposit as so required.
               (k) LC Deposits in LC Deposit Account. The following amounts will be deposited in the LC Deposit Account at the following times:
               (i) Each LC Lender shall make such LC Lender’s LC Deposits available to Administrative Agent in accordance with Section 2.4(j). Thereafter, the LC Deposits shall be available, on the terms and subject to the conditions set forth herein, for application pursuant to Section 2.4(e) to reimburse Issuing Bank for such LC Lender’s Pro Rata Share of LC Disbursements that are not reimbursed by Borrowers.
               (ii) On any date prior to the LC Commitment Termination Date on which Administrative Agent or Issuing Bank receives any reimbursement payment from Borrowers in respect of an LC Disbursement with respect to which amounts were withdrawn from the LC Deposit Account to reimburse Issuing Bank, subject to subparagraph (iii) below, Administrative Agent shall deposit, or Issuing Bank shall transfer to Administrative Agent, which shall deposit, in the LC Deposit Account, and Administrative Agent shall credit to the Sub-Accounts of the LC Lenders, the portion of such reimbursement payment to be deposited therein, in accordance with Section 2.4(e).
               (iii) If at any time when any amount is required to be deposited in the LC Deposit Account under subparagraph (ii) above the sum of such amount and the amount held in the LC Deposit Account at such time would exceed the total LC Deposits, then such excess shall not be deposited in the LC Deposit Account and shall instead be paid to Administrative Agent, which shall pay to each LC Lender its Pro Rata Share of such excess.

          (iv) Concurrently with the effectiveness of any assignment by any LC Lender of all or any portion of its LC Deposit, Administrative Agent shall transfer into the Sub-Account of the assignee the corresponding portion of the amount on deposit in the assignor’s Sub-Account in accordance with Section 10.6(g).
          (l) Withdrawals From and Closing of LC Deposit Account. Amounts on deposit in the LC Deposit Account shall be withdrawn and distributed (or transferred, in the case of subparagraph (iv) below) as follows:
          (i) On each date on which Issuing Bank is to be reimbursed by the LC Lenders pursuant to Section 2.4(e) for any LC Disbursement made by Issuing Bank, Administrative Agent shall withdraw from the LC Deposit Account the amount of such unreimbursed LC Disbursement (and Administrative Agent shall debit the Sub-Account of each LC Lender in the amount of such LC Lender’s Pro Rata Share of such unreimbursed LC Disbursement) and apply such amount to reimburse Issuing Bank for such LC Disbursement (if such Issuing Bank shall be the LC Depositary Bank) or transfer such amount to Administrative Agent, which shall apply the amount so transferred to reimburse Issuing Bank (if Issuing Bank shall not be the LC Depositary Bank), all in accordance with Section 2.4(e).
          (ii) Concurrently with each voluntary reduction of the total LC Commitments pursuant to and in accordance with Section 2.13 or 2.15, Administrative Agent shall withdraw from the LC Deposit Account and pay to each LC Lender such LC Lender’s Pro Rata Share of any amount by which the LC Deposits, after giving effect to such reduction of the total LC Commitments, would exceed the greater of the total LC Commitments and the total LC Usage (and the LC Depositary Bank agrees to pay over such amounts in the LC Deposit Account to Administrative Agent).
          (iii) Concurrently with any reduction of the total LC Commitments to zero pursuant to and in accordance with Section 2.13, 2.15 or Section 8, Administrative Agent shall withdraw from the LC Deposit Account and pay to each LC Lender such LC Lender’s Pro Rata Share of the excess at such time of the aggregate amount of the LC Deposits over the LC Usage (and the LC Depositary Bank agrees to pay over such amounts in the LC Deposit Account to Administrative Agent).
          (iv) Concurrently with the effectiveness of any assignment by any LC Lender of all or any portion of its LC Deposit, the corresponding portion of the assignor’s Sub-Account shall be transferred on the records of Administrative Agent from the assignor’s Sub-Account to the assignee’s Sub-Account in accordance with Section 10.6(g) and, if required by Section 10.6(g), Administrative Agent shall close such assignor’s Sub-Account.
          (v) Upon the reduction of each of the total LC Commitments and the LC Usage to zero, Administrative Agent shall withdraw from the LC Deposit Account and pay to each LC Lender the entire remaining amount of such LC Lender’s LC Deposit, and shall close the LC Deposit Account (and the LC Depositary Bank agrees to pay over such amounts in the LC Deposit Account to Administrative Agent).

Each LC Lender irrevocably and unconditionally agrees that its LC Deposit may be applied or withdrawn from time to time as set forth in this paragraph (l).
          (m) Investment of Amounts in LC Deposit Account. Administrative Agent shall use its commercially reasonable efforts to invest, or cause to be invested, the amounts held from time to time in the LC Deposit Account so as to earn for the account of Administrative Agent, acting on behalf of each LC Lender, a return thereon for each day at a rate per annum equal to (i) the one month LIBOR rate as determined by Administrative Agent on such day (or if such day was not a Business Day, the first Business Day immediately preceding such day) based on rates for deposits in dollars (as set forth by Bloomberg L.P.-page BTMM or any other comparable publicly available service as may be selected by Administrative Agent) (the “Benchmark LIBOR Rate”) minus (ii) 0.15% per annum (based on a 365/366 day year). The Benchmark LIBOR Rate will be reset on the first Business Day of each month. The LC Deposit Return accrued through and including the first day of January, April, July and October of each year shall be paid by the LC Depositary Bank to Administrative Agent, for payment to each LC Lender, on the third Business Day following such last day, commencing on the first such date to occur after the Closing Date, and on the date on which each of the total LC Deposits and the LC Usage shall have been reduced to zero. Neither Administrative Agent nor any other Person guarantees any rate of return on the investment of amounts held in the LC Deposit Account and, for the avoidance of doubt, Administrative Agent shall not be limited to making investments that by their terms are expressly based upon or related to an underlying LIBOR rate.
          (n) Sufficiency of LC Deposits to Provide for Undrawn/ Unreimbursed Letters of Credit. Notwithstanding any other provision of this Agreement, including Sections 2.1 and 2.4, Administrative Agent shall not cause any Letter of Credit to be issued or increased as to its stated amount if, after giving effect to such issuance or increase, the aggregate amount of the LC Deposits would be less than the LC Usage.
          (o) Satisfaction of LC Lender Funding Obligations. Borrowers, Issuing Bank and Administrative Agent each acknowledge and agree that, notwithstanding any other provision contained in this Agreement, the deposits by Administrative Agent, on behalf of each LC Lender, in the LC Deposit Account on the Closing Date of funds equal to such LC Lender’s LC Commitment will fully discharge the obligation of such LC Lender to reimburse such LC Lender’s Pro Rata Share of LC Disbursements that are not reimbursed by Borrowers pursuant to Section 2.4(d), and that no other or further payments shall be required to be made by any LC Lender in respect of any such reimbursement obligations.
     2.5. Pro Rata Shares; Availability of Funds.
          (a) Pro Rata Shares. All Loans and LC Deposits shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan or LC Deposit requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment, LC Commitment or any Revolving Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

          (b) Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the applicable Credit Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Loan or LC Deposit requested on such Credit Date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such Credit Date and Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Borrowers a corresponding amount on such Credit Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the customary rate set by Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, (i) in the case of Loans, Administrative Agent shall promptly notify Borrowers and Borrowers shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from such Credit Date until the date such amount is paid to Administrative Agent, at the rate payable hereunder for the applicable Loans and (ii) in the case of LC Deposits, Administrative Agent may withdraw from the LC Deposit Account such corresponding amount together with interest thereon, for each day from such Credit Date until the date of such withdrawal by Administrative Agent, at the rate for LC Deposits provided in Section 2.4(m). Nothing in this Section 2.5(b) shall be deemed to relieve any Lender from its obligation to fulfill its LC Commitment, Term Loan Commitments and Revolving Commitments hereunder or to prejudice any rights that Borrowers may have against any Lender as a result of any default by such Lender hereunder.
     2.6. Use of Proceeds. The proceeds of the Term Loans made on the Closing Date shall be applied by Borrowers to (i) pay in full Existing Indebtedness and (ii) pay certain other fees and expenses relating to the credit facilities established hereunder. The proceeds of the Terms Loans, Revolving Loans, Swing Line Loans and Letters of Credit made after the Closing Date shall be applied by Borrowers for working capital and general corporate purposes of Holdings and its Subsidiaries. No portion of the proceeds of any Credit Extension shall be used in any manner that causes or might cause such Credit Extension or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors or any other regulation thereof or to violate the Exchange Act. Nothing herein shall in any way prejudice or prevent any Agent or the Lenders from objecting, for any reason, to any requests, motions, or applications made in the Bankruptcy Court, including any application of final allowances of compensation for services rendered or reimbursement of expenses incurred under Sections 105(a), 330 or 331 of the Bankruptcy Code, by any party in interest. Prior to the Exit Facilities Conversion Date, Holdings and its Subsidiaries shall not use the proceeds of the Loans or the Letters of Credit (i) for any purpose that is prohibited under the Bankruptcy Code or (ii) to commence or prosecute or join in any action against any Agent, Lender or Issuing Bank seeking (x) to avoid, subordinate or recharacterize the Obligations or any of the Collateral Agent’s Liens, (y) any monetary, injunctive or other affirmative relief against any Agent, Lender or Issuing Bank or their Collateral in connection with the Credit Documents, or (z) to prevent or restrict the exercise by any Agent, Lender or Issuing Bank of any of their respective rights or remedies under the Credit Documents.

     2.7. Evidence of Debt; Register; Lenders’ Books and Records; Notes.
          (a) Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of Borrowers to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on Borrowers, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or Borrowers’ Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.
          (b) Register. Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at the Principal Office a register for the recordation of the names and addresses of Lenders, the Revolving Commitments and Loans of each Lender and the LC Commitments and LC Deposits of each Lender from time to time (the “Register”). The Register shall be available for inspection by Borrowers or any Lender (with respect to any entry relating to such Lender’s Loans or LC Deposits) at any reasonable time and from time to time upon reasonable prior notice. Administrative Agent shall record, or shall cause to be recorded, in the Register the Revolving Commitments and the Loans of each Lender and the LC Commitments and the LC Deposits of each Lender, each in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Loans and each withdrawal from LC Deposit Account, and any such recordation shall be conclusive and binding on Borrowers and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Revolving Commitments or LC Commitments or Borrowers’ Obligations in respect of any Loan or LC Deposit. Borrowers hereby designate CIT to serve as Borrowers’ agent solely for purposes of maintaining the Register as provided in this Section 2.7, and Borrowers hereby agree that, to the extent CIT serves in such capacity, CIT and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees.”
          (c) Notes. If so requested by any Lender by written notice to Borrowers (with a copy to Administrative Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, Borrowers shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Term Loan, Revolving Loan or Swing Line Loan, as the case may be.
     2.8. Interest on Loans.
          (a) Except as otherwise set forth herein, each Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof as follows:
               (i) in the case of Term Loans and Revolving Loans:
               (1) if a Base Rate Loan, at the Base Rate plus 2.50%; or

               (2) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus 3.50% and
               (ii) in the case of Swing Line Loans, at the Base Rate plus 2.50%.
          (b) The basis for determining the rate of interest with respect to any Loan (except a Swing Line Loan which can be made and maintained as Base Rate Loans only), and the Interest Period with respect to any Eurodollar Rate Loan, shall be selected by Borrowers and notified to Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be; provided, until the earlier of (x) the date 75 days following the Closing Date and (y) the date that Syndication Agent notifies Borrowers that the primary syndication of the Loans, LC Commitments, Term Loan Commitments and Revolving Commitments has been completed, as determined by Syndication Agent, the Term Loans shall be maintained as either (1) Eurodollar Rate Loans having an Interest Period of no longer than one month or (2) Base Rate Loans. If on any day a Loan is outstanding with respect to which a Funding Notice or Conversion/Continuation Notice has not been delivered to Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Loan shall be a Base Rate Loan.
          (c) In connection with Eurodollar Rate Loans there shall be no more than five (5) Interest Periods outstanding at any time. In the event Borrowers fail to specify between a Base Rate Loan or a Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Loan (if outstanding as a Eurodollar Rate Loan) will be automatically converted into a Base Rate Loan on the last day of the then-current Interest Period for such Loan (or if outstanding as a Base Rate Loan will remain as, or (if not then outstanding) will be made as, a Base Rate Loan). In the event Borrowers fail to specify an Interest Period for any Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, Borrowers shall be deemed to have selected an Interest Period of one month. As soon as practicable after 11:00 a.m. (New York City time) on each Interest Rate Determination Date, Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurodollar Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to Borrowers and each Lender.
          (d) Interest payable pursuant to Section 2.8(a) shall be computed (i) in the case of Base Rate Loans on the basis of a 365-day or 366-day year, as the case may be, and (ii) in the case of Eurodollar Rate Loans, on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on any Loan, the date of the making of such Loan or the first day of an Interest Period applicable to such Loan or, with respect to a Term Loan, the last Interest Payment Date with respect to such Term Loan or, with respect to a Base Rate Loan being converted from a Eurodollar Rate Loan, the date of conversion of such Eurodollar Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan or, with respect to a Base Rate Loan being converted to a Eurodollar Rate Loan, the date of conversion of such Base Rate Loan to such Eurodollar Rate Loan, as the case may be, shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.
          (e) Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans; provided, however, with respect to any voluntary prepayment of a Base Rate Loan, accrued interest shall instead be payable on the applicable Interest Payment Date.
          (f) Borrowers agrees to pay to Administrative Agent, for the account of Issuing Bank and the LC Lenders as described in paragraph (g) below, with respect to any LC Disbursement, interest on the amount paid by Issuing Bank in respect of each such LC Disbursement from the date of such LC Disbursement to but excluding the date such amount is reimbursed by or on behalf of Borrowers at a rate equal to (i) for the period from the date of such LC Disbursement to but excluding the applicable Reimbursement Date, the rate of interest otherwise payable hereunder with respect to Revolving Loans that are Base Rate Loans, and (ii) thereafter, a rate which is 2% per annum in excess of the rate of interest otherwise payable hereunder with respect to Revolving Loans that are Base Rate Loans.
          (g) Interest payable pursuant to Section 2.8(f) shall be computed on the basis of a 365/366-day year for the actual number of days elapsed in the period during which it accrues, and shall be payable on demand or, if no demand is made, on the date on which the related LC Disbursement is reimbursed in full by or on behalf of Borrowers. Interest accrued pursuant to paragraph (f) shall be for the account of Administrative Agent, except that interest accrued on and after the date of the application of the LC Deposits by Administrative Agent pursuant to Section 2.4(e) to reimburse Issuing Bank for the applicable LC Disbursement shall be for the account of the LC Lenders to the extent of such payment and, upon receipt of such amounts, Administrative Agent shall promptly distribute to each LC Lender (other than a Defaulting Lender) such Lender’s Pro Rata Share of such payments.
          (h) For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Credit Documents (and stated herein or therein, as applicable, to be computed on the basis of a period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by the number of days in such period of time.
     2.9. Conversion/Continuation.
          (a) Subject to Section 2.18 and so long as no Default or Event of Default shall have occurred and then be continuing, Borrowers shall have the option:
          (i) to convert at any time all or any part of any Term Loan or Revolving Loan equal to $1,000,000 and integral multiples of $250,000 in excess of that amount from one Type of Loan to another Type of Loan; provided, a Eurodollar Rate Loan may only be converted on the expiration of the Interest Period applicable to such Eurodollar Rate Loan unless Borrowers shall pay all amounts due under Section 2.18 in connection with any such conversion; or
          (ii) upon the expiration of any Interest Period applicable to any Eurodollar Rate Loan, to continue all or any portion of such Loan equal to $1,000,000 and integral multiples of $250,000 in excess of that amount as a Eurodollar Rate Loan.
          (b) Borrowers shall deliver a Conversion/Continuation Notice to Administrative Agent no later than 11:00 a.m. (New York City time) at least one Business Day in advance of the proposed conversion date (in the case of a conversion to a Base Rate Loan) and at least three Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan). Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to, or continuation of, any Eurodollar Rate Loans (or telephonic notice in lieu thereof) shall be irrevocable on and after the related Interest Rate Determination Date, and Borrowers shall be bound to effect a conversion or continuation in accordance therewith.
     2.10. Default Interest. The principal amount of all Loans outstanding and not paid when due and, to the extent permitted by applicable law, any interest payments on the Loans or any fees or other amounts owed hereunder and not paid when due, shall thereafter bear interest (including post-petition interest in any proceeding under the Bankruptcy Code or other applicable bankruptcy laws) payable on demand at a rate that is 2% per annum in excess of the interest rate otherwise payable hereunder with respect to the applicable Loans (or, in the case of any such fees and other amounts, at a rate which is 2% per annum in excess of the interest rate otherwise payable hereunder for Base Rate Loans that are Revolving Loans); provided, in the case of Eurodollar Rate Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective such Eurodollar Rate Loans shall thereupon become Base Rate Loans and shall thereafter bear interest payable upon demand at a rate which is 2% per annum in excess of the interest rate otherwise payable hereunder for Base Rate Loans. Payment or acceptance of the increased rates of interest provided for in this Section 2.10 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Administrative Agent or any Lender.
     2.11. Fees.
          (a) Borrowers agree to pay to Lenders having Revolving Exposure commitment fees equal to (1) the average of the daily difference between (a) the Revolving Commitments and (b) the aggregate principal amount of all outstanding Revolving Loans times (2) 0.50%. All fees referred to in this Section 2.11(a) shall be paid to Administrative Agent at its Principal Office and upon receipt, Administrative Agent shall promptly distribute to each Lender its Pro Rata Share thereof.
          (b) Borrowers agree to pay to Lenders having LC Deposits letter of credit fees equal to (i) sum of the Adjusted Eurodollar Rate plus 3.50% per annum plus 0.15% per annum times (ii) the average daily amount of total LC Deposits (it being understood that the LC Deposit

Return paid to Administrative Agent on behalf of the LC Lenders pursuant to Section 2.4(m) during the applicable period referred to in Section 2.11(d) shall be credited towards payment of the fees referred to in this Section 2.11(b) for such period). All fees referred to in this Section 2.11(b) shall be paid to Administrative Agent at its Principal Office and upon receipt, Administrative Agent shall promptly distribute to each Lender its Pro Rata Share thereof.
          (c) Borrowers agree to pay to Lenders having a Term Loan Commitment ticking fees equal to (1) the average of the daily difference between (a) the Term Loan Commitments and (b) the aggregate of the Term Loans previously made hereunder times (2) 1.75%. All fees referred to in this Section 2.11(c) shall be paid to Administrative Agent at its Principal Office and upon receipt, Administrative Agent shall promptly distribute to each Lender its Pro Rata Share thereof.
          (d) (i) Borrowers agree to pay (x) to Administrative Agent, for its own account, a fronting fee equal to .55% per annum times the average aggregate daily maximum amount available to be drawn under all Letters of Credit (determined as of the close of business on any date of determination), and (y) to Administrative Agent, for the account of the Issuing Bank, such documentary and processing charges (other than fronting fees) for any issuance, amendment, transfer or payment of a Letter of Credit as are in accordance with Issuing Bank’s standard schedule for such charges and as in effect at the time of such issuance, amendment, transfer or payment, as the case may be; and (ii) Administrative Agent agrees to pay to Issuing Bank a fronting fee in such amount as may be agreed to by Issuing Bank and Administrative Agent from time to time.
          (e) All fees referred to in Section 2.11(a), 2.11(b), 2.11(c) and 2.11(d)(i) shall be calculated on the basis of a 360-day year and the actual number of days elapsed and shall be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year during the Revolving Commitment Period, commencing on the first such date to occur after the Closing Date, and on the Revolving Commitment Termination Date.
          (f) In addition to any of the foregoing fees, Borrowers agree to pay to Agents such other fees in the amounts and at the times separately agreed upon.
     2.12. Scheduled Payments.
          (a) Prior to the Exit Facilities Conversion Date, the principal amount of the Term Loans, together with all other amounts owed hereunder with respect thereto, shall be paid in full no later than the Maturity Date.
          (b) Following the Exit Facilities Conversion Date, the principal amount of the Term Loans shall be repaid in consecutive quarterly installments (each, an “Installment”) of 0.25% of the original aggregate principal amount thereof, each on the first day of each calendar quarter of each year commencing on the first day of the calendar quarter following the Exit Facilities Conversion Date. Notwithstanding the foregoing, (x) such Installments shall be reduced in connection with any voluntary or mandatory prepayments of the Term Loans, in accordance with Sections 2.13, 2.14 and 2.15, as applicable; and (y) the Term Loans, together with all other amounts owed hereunder with respect thereto, shall, in any event, be paid in full no later than the Maturity Date.
     2.13. Voluntary Prepayments/Commitment Reductions.
          (a) Voluntary Prepayments.
          (i) Any time and from time to time:
          (1) with respect to Base Rate Loans, Borrowers may prepay any such Loans on any Business Day in whole or in part, in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount;
          (2) with respect to Eurodollar Rate Loans, Borrowers may prepay any such Loans on any Business Day in whole or in part in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount; and
          (3) with respect to Swing Line Loans, Borrowers may prepay any such Loans on any Business Day in whole or in part in an aggregate minimum amount of $100,000, and in integral multiples of $50,000 in excess of that amount.
          (ii) All such prepayments shall be made:
          (1) upon not less than one Business Day’s prior written or telephonic notice in the case of Base Rate Loans;
          (2) upon not less than three Business Days’ prior written or telephonic notice in the case of Eurodollar Rate Loans; and
          (3) upon written or telephonic notice on the date of prepayment, in the case of Swing Line Loans;
in each case given to Administrative Agent or Swing Line Lender, as the case may be, by 12:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed in writing to Administrative Agent (and Administrative Agent will promptly transmit such telephonic or original notice for Term Loans or Revolving Loans, as the case may be, by telefacsimile or telephone to each Lender) or Swing Line Lender, as the case may be. Upon the giving of any such notice, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein; provided that if specified in such notice that such prepayment is being made with the proceeds of another transaction, such prepayment may be contingent on the closing of such other transaction; provided further, that Borrowers shall pay any amounts payable pursuant to Section 2.18(c) upon the failure of Borrowers to make such prepayment on the date specified in such notice. Any such voluntary prepayment shall be applied as specified in Section 2.15(a).

          (b) Voluntary Commitment Reductions.
          (i) Borrowers may, upon not less than three Business Days’ prior written or telephonic notice confirmed in writing to Administrative Agent (which original written or telephonic notice Administrative Agent will promptly transmit by telefacsimile or telephone to each applicable Lender), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the Revolving Commitments in an amount up to the amount by which the Revolving Commitments exceed the Total Utilization of Revolving Commitments at the time of such proposed termination or reduction; provided, any such partial reduction of the Revolving Commitments shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount.
          (ii) Borrowers may, upon not less than three Business Days’ prior written or telephonic notice confirmed in writing to Administrative Agent (which original written or telephonic notice Administrative Agent will promptly transmit by telefacsimile or telephone to each applicable Lender), at any time and from time to time permanently reduce in part, without premium or penalty, the Term Loan Commitments; provided, any such reduction of the Term Loan Commitments shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount.
          (iii) Borrowers may, upon not less than three Business Days’ prior written or telephonic notice confirmed in writing to Administrative Agent (which original written or telephonic notice Administrative Agent will promptly transmit by telefacsimile or telephone to each applicable Lender and Issuing Bank), at any time and from time to time terminate in whole or permanently reduce in part, without premium or penalty, the LC Commitments in an amount up to the amount by which the LC Commitments exceed the LC Usage at the time of such proposed termination or reduction; provided, any such partial reduction of the LC Commitments shall be in an aggregate minimum amount of $1,000,000 and integral multiples of $250,000 in excess of that amount.
          (iv) Any Borrower’s notice to Administrative Agent shall designate the date (which shall be a Business Day) of such termination or reduction and the amount of any partial reduction, and such termination or reduction of the Revolving Commitments, Term Loan Commitments or LC Commitments shall be effective on the date specified in such Borrower’s notice and shall reduce the Revolving Commitment, Term Loan Commitment or LC Commitments of each Lender proportionately to its Pro Rata Share thereof.
  2.14. Mandatory Prepayments.
          (a) Asset Sales; Insurance/Condemnation Proceeds. If on any date Holdings or any of its Subsidiaries shall receive Net Cash Proceeds from any Asset Sale or Recovery Event, then such Net Cash Proceeds shall be applied not later than on the third Business Day following the receipt of such Net Cash Proceeds as set forth in Section 2.15(b) unless (i) a Reinvestment Notice shall be delivered in respect thereof, (ii) the aggregate Net Cash Proceeds from the Closing Date through the applicable date of determination do not exceed $10,000,000 and (iii) no Event of Default shall have occurred and be continuing at such time; provided that, notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied as set forth in Section 2.15(b).
          (b) Issuance of Equity Securities. Prior to the end of the Business Day on which Holdings or its Subsidiaries receive of any Cash proceeds from a capital contribution to, or the issuance of any Equity Interests of, Holdings or any of their Subsidiaries (other than (i) in accordance with the implementation of the Plan, (ii) pursuant to any employee stock or stock option compensation plan, (iii) to Sponsor or any of its Controlled Investment Affiliates or (iv) to Holdings or any Subsidiary of Holdings) an aggregate amount equal to (A) 100% of such proceeds prior to the Exit Facilities Conversion Date and (B) 50% of such proceeds on and after the Exit Facilities Conversion Date, in each case, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses, shall be applied by Borrowers as set forth in Section 2.15(b).
          (c) Issuance of Debt. Prior to the end of the Business Day on which Holdings or any of its Subsidiaries receives any Cash proceeds from the incurrence of any Indebtedness of Holdings or any of its Subsidiaries (other than with respect to any Indebtedness permitted to be incurred pursuant to Section 6.1), an aggregate amount equal to 100% of such proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses, shall be applied by Borrowers as set forth in Section 2.15(b).
          (d) Consolidated Excess Cash Flow. In the event that there shall be Consolidated Excess Cash Flow for any Fiscal Year (commencing with the Fiscal Year ending December 31, 2007), an aggregate amount equal to (i) 75% of such Consolidated Excess Cash Flow minus (ii) voluntary repayments of the Loans (excluding repayments of Revolving Loans or Swing Line Loans except to the extent the Revolving Commitments are permanently reduced in connection with such repayments), shall be applied by Borrowers as set forth in Section 2.15(b) no later than ninety days after the end of such Fiscal Year.
          (e) Revolving Loans and Swing Loans. Borrowers shall from time to time prepay first, the Swing Line Loans, and second, the Revolving Loans to the extent necessary so that the Total Utilization of Revolving Commitments shall not at any time exceed the Revolving Commitments then in effect.
          (f) Prepayment Certificate. Concurrently with any prepayment of the Loans and/or reduction of the Revolving Commitments pursuant to Sections 2.14(a) through 2.14(d), Holdings shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable net proceeds or Consolidated Excess Cash Flow, as the case may be. In the event that Holdings shall subsequently determine that the actual amount received exceeded the amount set forth in such certificate, Holdings shall promptly make an additional prepayment of the Loans and/or the Revolving Commitments shall be permanently reduced in an amount equal to such excess, and Holdings shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

     2.15. Application of Prepayments.
          (a) Application of Voluntary Prepayments by Type of Loans. Any prepayment of any Loan pursuant to Section 2.13(a) shall be applied as specified by Borrowers in the applicable notice of prepayment; provided, in the event Borrowers fail to specify the Loans to which any such prepayment shall be applied, such prepayment shall be applied as follows:
          first, to repay outstanding Swing Line Loans to the full extent thereof;
          second, to repay outstanding Revolving Loans to the full extent thereof; and
          third, to prepay the Term Loans on a pro rata basis to reduce the scheduled remaining Installments of principal of the Term Loans.
          (b) Application of Mandatory Prepayments. Subject to Section 2.16(h), any amount required to be paid pursuant to Sections 2.14(a) through 2.14(d) shall be applied as follows:
          first, to prepay the Swing Line Loans to the full extent thereof;
          second, to prepay the Revolving Loans (without any corresponding reduction of the Revolving Commitments) and pay any outstanding reimbursement obligations with respect to Letters of Credit, in each case to the full extent thereof, on a pro rata basis (in accordance with the outstanding principal amount of the Revolving Loans and amount of outstanding reimbursement obligations with respect to Letters of Credit);
          third, to prepay the next four scheduled Installments of principal of the Term Loans in direct order of maturity;
          fourth, to prepay the Term Loans on a pro rata basis to reduce the scheduled remaining Installments of principal of the Term Loans; and
          fifth, to cash collateralize, on a pro rata basis, outstanding Letters of Credit and reduce the LC Commitments by the amount of such cash collateralization.
          (c) Application of Prepayments of Loans to Base Rate Loans and Eurodollar Rate Loans. Considering each Class of Loans being prepaid separately, any prepayment thereof shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner which minimizes the amount of any payments required to be made by Borrowers pursuant to Section 2.18(c).
     2.16. General Provisions Regarding Payments.
          (a) All payments by Borrowers of principal, interest, fees and other Obligations shall be made in Dollars in same day funds, without defense, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than 12:00

p.m. (New York City time) on the date due at the Principal Office designated by Administrative Agent for the account of Lenders; for purposes of computing interest and fees, funds received by Administrative Agent after that time on such due date shall be deemed to have been paid by Borrowers on the next succeeding Business Day.
          (b) All payments in respect of the principal amount of any Loan (other than voluntary prepayments of Revolving Loans) shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest then due and payable before application to principal.
          (c) Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by Administrative Agent.
          (d) Notwithstanding the foregoing provisions hereof, if any Conversion/ Continuation Notice is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any Eurodollar Rate Loans, Administrative Agent shall give effect thereto in apportioning payments received thereafter.
          (e) Subject to the provisos set forth in the definition of “Interest Period” as they may apply to Revolving Loans, whenever any payment to be made hereunder with respect to any Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and, with respect to Revolving Loans only, such extension of time shall be included in the computation of the payment of interest hereunder or of the Revolving Commitment fees hereunder.
          (f) Borrowers hereby authorize Administrative Agent to charge each Borrower’s accounts with Administrative Agent in order to cause timely payment to be made to Administrative Agent of all principal, interest, fees and expenses due hereunder (subject to sufficient funds being available in its accounts for that purpose).
          (g) Administrative Agent shall deem any payment by or on behalf of Borrowers hereunder that is not made in same day funds prior to 12:00 p.m. (New York City time) to be a non-conforming payment. Any such payment shall not be deemed to have been received by Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. Administrative Agent shall give prompt telephonic notice to Borrowers and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.10 from the date such amount was due and payable until the date such amount is paid in full.

          (h) If an Event of Default shall have occurred and not otherwise been waived and the maturity of the Obligations shall have been accelerated pursuant to Section 8.1, or any Event of Default under Section 8.1(f) or (g) shall have occurred, or as to any mandatory prepayments under Section 2.14 at any time after an Event of Default shall have occurred and not otherwise been waived in accordance with the terms hereof, then, in each case, all payments or proceeds received by Agents hereunder in respect of any of the Obligations, shall be applied in accordance with the application arrangements described in Section 7.2 of the Pledge and Security Agreement.
     2.17. Ratable Sharing. Lenders hereby agree among themselves that if any of them shall, whether by voluntary payment (other than a voluntary prepayment of Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Bankruptcy Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of Letters of Credit, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of any Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Each Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, set-off or counterclaim with respect to any and all monies owing by Borrowers to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.
     2.18. Making or Maintaining Eurodollar Rate Loans.
          (a) Inability to Determine Applicable Interest Rate. In the event that Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Determination Date with respect to any Eurodollar Rate Loans, that by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining the interest rate applicable to such Loans on the basis provided for in the definition of Adjusted Eurodollar Rate, Administrative Agent shall on such date give notice (by telefacsimile or by telephone confirmed in writing) to Borrowers and each Lender of such determination, whereupon (i) no Loans may be made as, or converted to, Eurodollar Rate Loans until such time as Administrative Agent notifies Borrowers and Lenders that the circumstances giving rise to such notice no longer exist, and (ii) any Funding

Notice or Conversion/Continuation Notice given by Borrowers with respect to the Loans in respect of which such determination was made shall be deemed to be a Funding Notice for or Conversion/Continuation Notice into Base Rate Loans.
          (b) Illegality or Impracticability of Eurodollar Rate Loans. In the event that on any date any Lender shall have determined (which determination shall be final and conclusive and binding upon all parties hereto but shall be made only after consultation with Borrowers and Administrative Agent) that the making, maintaining or continuation of its Eurodollar Rate Loans (i) has become unlawful as a result of compliance by such Lender in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or (ii) has become impracticable, as a result of contingencies occurring after the date hereof which materially and adversely affect the London interbank market or the position of such Lender in that market, then, and in any such event, such Lender shall be an “Affected Lender” and it shall on that day give notice (by telefacsimile or by telephone confirmed in writing) to Borrowers and Administrative Agent of such determination (which notice Administrative Agent shall promptly transmit to each other Lender). Thereafter (1) the obligation of the Affected Lender to make Loans as, or to convert Loans to, Eurodollar Rate Loans shall be suspended until such notice shall be withdrawn by the Affected Lender, (2) to the extent such determination by the Affected Lender relates to a Eurodollar Rate Loan then being requested by Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, the Affected Lender shall make such Loan as (or continue such Loan as or convert such Loan to, as the case may be) a Base Rate Loan, (3) the Affected Lender’s obligation to maintain its outstanding Eurodollar Rate Loans (the “Affected Loans”) shall be terminated at the earlier to occur of the expiration of the Interest Period then in effect with respect to the Affected Loans or when required by law, and (4) the Affected Loans shall automatically convert into Base Rate Loans on the date of such termination. Notwithstanding the foregoing, to the extent a determination by an Affected Lender as described above relates to a Eurodollar Rate Loan then being requested by any Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, such Borrower shall have the option, subject to the provisions of Section 2.18(c), to rescind such Funding Notice or Conversion/Continuation Notice as to all Lenders by giving notice (by telefacsimile or by telephone confirmed in writing) to Administrative Agent of such rescission on the date on which the Affected Lender gives notice of its determination as described above (which notice of rescission Administrative Agent shall promptly transmit to each other Lender). Except as provided in the immediately preceding sentence, nothing in this Section 2.18(b) shall affect the obligation of any Lender other than an Affected Lender to make or maintain Loans as, or to convert Loans to, Eurodollar Rate Loans in accordance with the terms hereof.
          (c) Compensation for Breakage or Non-Commencement of Interest Periods. Borrowers shall compensate each Lender, upon written request by such Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid by such Lender to Lenders of funds borrowed by it to make or carry its Eurodollar Rate Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or a rescission pursuant to Section 2.18(b)) a borrowing of any Eurodollar Rate Loan does not occur on a date specified therefor in a Funding Notice or a telephonic request for borrowing, or a conversion to or continuation of any Eurodollar Rate Loan does not occur on a date specified therefor in a Conversion/Continuation Notice or a telephonic request for conversion or continuation; (ii) if any prepayment or other principal payment of, or any conversion of, any of its Eurodollar Rate Loans occurs on a date prior to the last day of an Interest Period applicable to that Loan; or (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by any Borrower.
          (d) Booking of Eurodollar Rate Loans. Any Lender may make, carry or transfer Eurodollar Rate Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of such Lender.
          (e) Assumptions Concerning Funding of Eurodollar Rate Loans. Calculation of all amounts payable to a Lender under this Section 2.18 and under Section 2.19 shall be made as though such Lender had actually funded each of its relevant Eurodollar Rate Loans through the purchase of a Eurodollar deposit bearing interest at the rate obtained pursuant to clause (i) of the definition of Adjusted Eurodollar Rate in an amount equal to the amount of such Eurodollar Rate Loan and having a maturity comparable to the relevant Interest Period and through the transfer of such Eurodollar deposit from an offshore office of such Lender to a domestic office of such Lender in the United States of America; provided, however, each Lender may fund each of its Eurodollar Rate Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.18 and under Section 2.19.
     2.19. Increased Costs; Capital Adequacy.
          (a) Compensation For Increased Costs and Taxes. Subject to the provisions of Section 2.20 (which shall be controlling with respect to the matters covered thereby), in the event that any Lender (which term shall include Issuing Bank for purposes of this Section 2.19(a)) shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or Governmental Authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law): (i) subjects such Lender (or its applicable lending office) to any additional Tax (other than any Tax on the overall net income of such Lender) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder or any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements with respect to Eurodollar Rate Loans that are reflected in the definition of Adjusted Eurodollar Rate); or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or its obligations hereunder or the London interbank market; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining Loans hereunder participating in, issuing or maintaining Letters of Credit or LC Deposits hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto; then, in any such case, Borrowers shall promptly pay to such Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder. Such Lender shall deliver to Borrowers (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.19(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.
          (b) Capital Adequacy Adjustment. In the event that any Lender (which term shall include Issuing Bank for purposes of this Section 2.19(b)) shall have determined that the adoption, effectiveness, phase-in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, such Lender’s Loans, Revolving Commitments, LC Deposits or Letters of Credit, or participations therein or other obligations hereunder with respect to the Loans or the Letters of Credit to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), then from time to time, within five Business Days after receipt by Borrowers from such Lender of the statement referred to in the next sentence, Borrowers shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction. Such Lender shall deliver to Borrowers (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to Lender under this Section 2.19(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.
          (c) Notice. Failure or delay on the part of any Lender or the Issuing Bank to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that Borrowers shall not be under any obligation to compensate any Lender or the Issuing Bank under paragraph (a) or (b) of this Section 2.19 with respect to increased costs or reductions with respect to any period prior to the date that is 180 days prior to the date of the delivery of the statement required pursuant to paragraph (a) or (b); provided further that the foregoing limitation shall not apply to any increased costs or reductions arising out of the retroactive application of any change in any law, treaty, governmental rule, regulation or order within such 180-day period.
     2.20. Taxes; Withholding, etc.
          (a) Payments to Be Free and Clear. All sums payable by any Credit Party hereunder and under the other Credit Documents shall (except to the extent required by law) be paid free and clear of, and without any deduction or withholding on account of, any Tax (other than a Tax on the overall net income of any Lender) imposed, levied, collected, withheld or assessed by or within the United States of America or any political subdivision in or of the United States of America or by or within any other jurisdiction from or to which a payment is made by or on behalf of any Credit Party or by any federation or organization of which the United States of America or any such jurisdiction is a member at the time of payment.
          (b) Withholding of Taxes. If any Credit Party or any other Person is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by any Credit Party to or for the benefit of Administrative Agent or any Lender (which term shall include Issuing Bank for purposes of this Section 2.20(b)) under any of the Credit Documents: (i) Borrowers shall notify Administrative Agent of any such requirement or any change in any such requirement as soon as Borrowers become aware of it; (ii) Borrowers shall pay or cause to be paid any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Credit Party) for its own account or (if that liability is imposed on Administrative Agent or such Lender, as the case may be) on behalf of and in the name of Administrative Agent or such Lender; (iii) the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty days after paying any sum from which it is required by law to make any deduction or withholding, and within thirty days after the due date of payment of any Tax which it is required by clause (ii) above to pay, Borrowers shall deliver to Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority; provided, no such additional amount shall be required to be paid to any Lender under clause (iii) above except to the extent that any change after the date hereof (in the case of each Lender listed on the signature pages hereof on the Closing Date) or after the effective date of the Assignment Agreement pursuant to which such Lender became a Lender (in the case of each other Lender) in any such requirement for a deduction, withholding or payment as is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the date hereof or at the date of such Assignment Agreement, as the case may be, in respect of payments to such Lender.
          (c) Evidence of Exemption From U.S. Withholding Tax. Each Lender that is not a United States Person (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for U.S. federal income tax purposes (a “Non-US Lender”) shall deliver to Administrative Agent for transmission to Borrowers, on or prior to the Closing Date (in the case of each Lender listed on the signature pages hereof on the Closing Date) or on or prior to the date of the Assignment Agreement pursuant to which it becomes a Lender (in the case of each other Lender), and at such other times as may be necessary in the determination of Borrowers or Administrative Agent (each in the reasonable exercise of its discretion), (i) two original copies of Internal Revenue Service Form W-8BEN or W-8ECI (or any successor forms), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrowers to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of principal, interest, fees or other amounts payable under any of the Credit Documents, or (ii) if such Lender is not a “bank” or other Person described in Section 881(c)(3) of the Internal Revenue Code and cannot deliver either Internal Revenue Service Form W-8ECI pursuant to clause (i) above, a Certificate re Non-Bank Status together with two original copies of Internal Revenue Service Form W-8BEN (or any successor form), properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrowers to establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to any payments to such Lender of interest payable under any of the Credit Documents. Each Lender that is a United States person (as such term is defined in Section 7701(a)(30) of the Internal Revenue Code) for United States federal income tax purposes (a “U.S. Lender”) shall deliver to Administrative Agent and Borrowers on or prior to the Closing Date (or, if later, on or prior to the date on which such Lender becomes a party to this Agreement) two original copies of Internal Revenue Service Form W-9 (or any successor form), properly completed and duly executed by such Lender, certifying that such U.S. Lender is entitled to an exemption from United States backup withholding tax, or otherwise prove that it is entitled to such an exemption. Each Lender required to deliver any forms, certificates or other evidence with respect to United States federal income tax withholding matters pursuant to this Section 2.20(c) hereby agrees, from time to time after the initial delivery by such Lender of such forms, certificates or other evidence, whenever a lapse in time or change in circumstances renders such forms, certificates or other evidence obsolete or inaccurate in any material respect, that such Lender shall promptly deliver to Administrative Agent for transmission to Borrowers two new original copies of Internal Revenue Service Form W-8BEN or W-8ECI , or a Certificate re Non-Bank Status and two original copies of Internal Revenue Service Form W-8BEN (or any successor form), as the case may be, properly completed and duly executed by such Lender, and such other documentation required under the Internal Revenue Code and reasonably requested by Borrowers to confirm or establish that such Lender is not subject to deduction or withholding of United States federal income tax with respect to payments to such Lender under the Credit Documents, or notify Administrative Agent and each Borrower of its inability to deliver any such forms, certificates or other evidence. Borrowers shall not be required to pay any additional amount to any Non-US Lender under Section 2.20(b)(iii) if such Lender shall have failed (1) to deliver the forms, certificates or other evidence referred to in the second sentence of this Section 2.20(c), or (2) to notify Administrative Agent and Borrowers of its inability to deliver any such forms, certificates or other evidence, as the case may be; provided, if such Lender shall have satisfied the requirements of the first sentence of this Section 2.20(c) on the Closing Date or on the date of the Assignment Agreement pursuant to which it became a Lender, as applicable, nothing in this last sentence of Section 2.20(c) shall relieve each Borrower of its obligation to pay any additional amounts pursuant this Section 2.20 in the event that, as a result of any change in any applicable law, treaty or governmental rule, regulation or order, or any change in the interpretation, administration or application thereof, such Lender is no longer properly entitled to deliver forms, certificates or other evidence at a subsequent date establishing the fact that such Lender is not subject to withholding as described herein.
     2.21. Obligation to Mitigate. Each Lender (which term shall include Issuing Bank for purposes of this Section 2.21) agrees that, as promptly as practicable after the officer of such Lender responsible for administering its Loans or Letters of Credit, as the case may be, becomes aware of the occurrence of an event or the existence of a condition that would cause such Lender to become an Affected Lender or that would entitle such Lender to receive payments under Section 2.18, 2.19 or 2.20, it will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts to (a) make, issue, fund or maintain its Credit Extensions, including any Affected Loans, through another office of such Lender, or (b) take such other measures as such Lender may deem reasonable, if as a result thereof the circumstances which would cause such Lender to be an Affected Lender would cease to exist or the additional amounts which would otherwise be required to be paid to such Lender pursuant to Section 2.18, 2.19 or 2.20 would be materially reduced and if, as determined by such Lender in its sole discretion, the making, issuing, funding or maintaining of such Revolving Commitments, Loans or Letters of Credit through such other office or in accordance with such other measures, as the case may be, would not otherwise adversely affect such Revolving Commitments, Loans or Letters of Credit or the interests of such Lender; provided, such Lender will not be obligated to utilize such other office pursuant to this Section 2.21 unless each Borrower agrees to pay all incremental expenses incurred by such Lender as a result of utilizing such other office as described above. A certificate as to the amount of any such expenses payable by Borrowers pursuant to this Section 2.21 (setting forth in reasonable detail the basis for requesting such amount) submitted by such Lender to Borrowers (with a copy to Administrative Agent) shall be conclusive absent manifest error.
     2.22. Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender, other than at the direction or request of any regulatory agency or authority, defaults (a “Defaulting Lender”) in its obligation to fund (a “Funding Default”) any Revolving Loan or make an LC Deposit under Section 2.3(b)(iv) or 2.4(j) (in each case, a “Defaulted Loan”), then (a) during any Default Period with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be a “Lender” for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Credit Documents; (b) to the extent permitted by applicable law, until such time as the Default Excess with respect to such Defaulting Lender shall have been reduced to zero, (i) any voluntary prepayment of the Revolving Loans shall, if any Borrower so directs at the time of making such voluntary prepayment, be applied to the Revolving Loans of other Lenders as if such Defaulting Lender had no Revolving Loans outstanding and the Revolving Exposure of such Defaulting Lender were zero, and (ii) any mandatory prepayment of the Revolving Loans shall, if any Borrower so directs at the time of making such mandatory prepayment, be applied to the Revolving Loans of other Lenders (but not to the Revolving Loans of such Defaulting Lender) as if such Defaulting Lender had funded all Defaulted Loans of such Defaulting Lender, it being understood and agreed that Borrowers shall be entitled to retain any portion of any mandatory prepayment of the Revolving Loans that is not paid to such Defaulting Lender solely as a result of the operation of the provisions of this clause (b); (c) such Defaulting Lender’s Revolving Commitment and outstanding Revolving Loans shall be excluded for purposes of calculating the

Revolving Commitment fee payable to Lenders in respect of any day during any Default Period with respect to such Defaulting Lender, and such Defaulting Lender shall not be entitled to receive any Revolving Commitment fee pursuant to Section 2.11 with respect to such Defaulting Lender’s Revolving Commitment in respect of any Default Period with respect to such Defaulting Lender; and (d) the Total Utilization of Revolving Commitments and the aggregate LC Exposure of all Lenders as at any date of determination shall be calculated as if such Defaulting Lender had funded all Defaulted Loans of such Defaulting Lender. No Revolving Commitment or LC Commitment of any Lender shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 2.22, performance by each Borrower of its obligations hereunder and the other Credit Documents shall not be excused or otherwise modified as a result of any Funding Default or the operation of this Section 2.22. The rights and remedies against a Defaulting Lender under this Section 2.22 are in addition to other rights and remedies which Borrower may have against such Defaulting Lender with respect to any Funding Default and which Administrative Agent or any Lender may have against such Defaulting Lender with respect to any Funding Default.
     2.23. Removal or Replacement of a Lender. Anything contained herein to the contrary notwithstanding, in the event that: (a) (i) any Lender (an “Increased-Cost Lender”) shall give notice to Borrowers that such Lender is an Affected Lender or that such Lender is entitled to receive payments under Section 2.18, 2.19 or 2.20, (ii) the circumstances which have caused such Lender to be an Affected Lender or which entitle such Lender to receive such payments shall remain in effect, and (iii) such Lender shall fail to withdraw such notice within five Business Days after Borrowers’ request for such withdrawal; or (b) (i) any Lender shall become a Defaulting Lender, (ii) the Default Period for such Defaulting Lender shall remain in effect, and (iii) such Defaulting Lender shall fail to cure the default as a result of which it has become a Defaulting Lender within five Business Days after Borrower’s request that it cure such default; or (c) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 10.5(b), the consent of Requisite Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each such Increased-Cost Lender, Defaulting Lender or Non-Consenting Lender (the “Terminated Lender”), Borrowers may, by giving written notice to Administrative Agent and any Terminated Lender of their election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Loans, its Revolving Commitments and its LC Commitments and LC Deposit, if any, in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of Section 10.6 and Borrowers shall pay or cause to be paid the fees, if any, payable thereunder in connection with any such assignment from an Increased Cost Lender or a Non-Consenting Lender and the Defaulting Lender shall pay the fees, if any, payable thereunder in connection with any such assignment from such Defaulting Lender; provided, (1) on the date of such assignment, the Replacement Lender shall pay to Terminated Lender an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Terminated Lender, (B) an amount equal to the LC Deposit of such Terminated Lender, together with all accrued LC Deposit Return thereon, (C) an amount equal to all unreimbursed LC Disbursements that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time and (D) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to Section 2.11 and all other amounts owing to such Terminated Lender pursuant to any other provision of any Credit Document; (2) on the date of such assignment, Borrowers shall pay any amounts payable to such Terminated Lender pursuant to Section 2.18(c), 2.19 or 2.20; or otherwise as if it were a prepayment and (3) in the event such Terminated Lender is a Non-Consenting Lender, each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender; provided, Borrowers may not make such election with respect to any Terminated Lender that is also an Issuing Bank unless, prior to the effectiveness of such election, Borrowers shall have caused each outstanding Letter of Credit issued thereby to be cancelled. Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender’s Revolving Commitments and LC Commitments, if any, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender.
     2.24. Super-Priority Nature of Obligations and Lenders’ Liens. Until the Exit Facilities Conversion Date:
          (a) The priority of Collateral Agents’ and Lenders’ Liens on the Collateral owned by the Credit Parties shall be set forth in the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order.
          (b) All Obligations shall constitute administrative expenses of the Credit Parties in the Cases, with administrative priority and senior secured status under Sections 364(c)(1), 364(c)(2) and 364(c)(3) of the Bankruptcy Code. Subject to the Carve-Out, such administrative claim shall have priority over all other costs and expenses of the kinds specified in, or ordered pursuant to, Sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1113, 1114 or any other provision of the Bankruptcy Code or otherwise, and shall at all times be senior to the rights of the Credit Parties, the estates of the Credit Parties, and any successor trustee or estate representative in the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code or any Canadian Insolvency Law. The Liens granted to Lenders on the Collateral owned by the Credit Parties, and the priorities accorded to the Obligations shall have the priority and senior secured status afforded by Sections 364(c)(1), 364(c)(2) and 364(c)(3) of the Bankruptcy Code (all as more fully set forth in the Interim DIP Order and Final DIP Order), and the Canadian Court (as more fully set forth in the Canadian Interim Order and the Canadian Final Order) senior to all claims and interests other than the Carve-Out, Permitted Liens (to the extent provided for in the DIP Orders and Candian DIP Orders) and claims of the lenders and agents under the Existing DIP Credit Agreement to the Existing DIP Credit Agreement Reserve Amount.
          (c) Collateral Agent’s Liens on the Collateral owned by the Credit Parties and Administrative Agent’s, Collateral Agent’s and Lenders’ respective administrative claims under Sections 364(c)(1), 364(c)(2) and 364(c)(3) of the Bankruptcy Code afforded the Obligations shall also have priority over any claims arising under Section 506(c) of the Bankruptcy Code subject and subordinate only to the Carve-Out and the Existing DIP Credit Agreement Reserve Amount. Except as set forth herein or in the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order, no other claim having a priority superior or pari passu to that granted to Administrative Agent and Lenders by the Interim DIP Order, the

Final DIP Order, the Canadian Interim Order and the Canadian Final Order shall be granted or approved while any Obligations under this Agreement remain outstanding. Except for the Carve Out, no costs or expenses of administration shall be imposed against Administrative Agent, Lenders or any of the Collateral under Section 105 or 506(c) of the Bankruptcy Code, or otherwise, and each of the Credit Parties hereby waives for itself and on behalf of its estate in bankruptcy, any and all rights under Section 105 or 506(c), or otherwise, to assert or impose or seek to assert or impose, any such costs or expenses of administration against Administrative Agent or the Lenders.
     2.25. Payment of Obligations. Subject to Section 8.1 hereof, upon the maturity (whether by acceleration or otherwise) of any of the Obligations under this Agreement or any of the other Credit Documents, Lenders shall be entitled to immediate payment of such Obligations without further application to or order of the Bankruptcy Court or the Canadian Court.
     2.26. No Discharge; Survival of Claims. The Credit Parties agree that (a) (i) the Obligations hereunder shall not be discharged by the entry of an order confirming a plan of reorganization in any Case (and Credit Parties pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waive any such discharge) or under Canadian Insolvency Law, (ii) converting any of the Cases to a chapter 7 case, (iii) dismissing any of the Cases, or (iv) terminating any of the proceedings under the CCAA in respect of any of the Canadian Credit Parties or the appointment of any monitor, trustee in bankruptcy, interim receiver, receiver or receiver-manager or similar officer or agent with respect to any of the Canadian Credit Parties and (b) the super-priority administrative claim granted to Administrative Agent and Lenders pursuant to the Interim DIP Order and the Final DIP Order and the Liens granted to Administrative Agent pursuant to the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order shall not be affected in any manner by the entry of an order confirming a plan of reorganization in any Case or under Canadian Insolvency Law.
     2.27. Waiver of any Priming Rights. Upon the Closing Date, and on behalf of themselves and their estates, and for so long as any Obligations shall be outstanding, Credit Parties hereby irrevocably waives any right, pursuant to Sections 364(c) or 364(d) of the Bankruptcy Code or otherwise, to grant any Lien of equal or greater priority than the Liens securing the Obligations, or to approve a claim of equal or greater priority than the Obligations, except as expressly permitted under the Interim DIP Order or the Final DIP Order.
     2.28. Co-Borrowers.
          (a) Joint and Several Liability. All Obligations of Borrowers under this Agreement and the other Credit Documents shall be joint and several Obligations of each Borrower. Anything contained in this Agreement and the other Credit Documents to the contrary notwithstanding, the Obligations of each Borrower hereunder, solely to the extent that such Borrower did not receive proceeds of Loans from any borrowing hereunder, shall be limited to a maximum aggregate amount equal to the largest amount that would not render its Obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code, 11 U.S.C. § 548, or any applicable provisions of comparable state law (collectively, the “Fraudulent Transfer Laws”), in each case after giving effect to all other liabilities of such Borrower, contingent or otherwise, that are relevant under the

Fraudulent Transfer Laws (specifically excluding, however, any liabilities of such Borrower in respect of intercompany Indebtedness to any other Credit Party or Affiliates of any other Credit Party to the extent that such Indebtedness would be discharged in an amount equal to the amount paid by such Credit Party hereunder) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation or contribution of such Borrower pursuant to (i) applicable law or (ii) any agreement providing for an equitable allocation among such Borrower and other Affiliates of any Credit Party of Obligations arising under Guaranties by such parties.
          (b) Subrogation. Until the Obligations (other than contingent indemnification obligations for which no claim has been made) shall have been paid in full in Cash, each Borrower shall withhold exercise of any right of subrogation, contribution or any other right to enforce any remedy which it now has or may hereafter have against the other Borrower or any other guarantor of the Obligations. Each Borrower further agrees that, to the extent the waiver of its rights of subrogation, contribution and remedies as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any such rights such Borrower may have against the other Borrower, any collateral or security or any such other guarantor, shall be junior and subordinate to any rights Collateral Agent may have against the other Borrower, any such collateral or security, and any such other guarantor. Borrowers under this Agreement and the other Credit Documents together desire to allocate among themselves, in a fair and equitable manner, their Obligations arising under this Agreement and the other Credit Documents. Accordingly, in the event any payment or distribution is made on any date by any Borrower under this Agreement and the other Credit Documents (a “Funding Borrower”) that exceeds its Obligation Fair Share (as defined below) as of such date, that Funding Borrower shall be entitled to a contribution from the other Borrower in the amount of such other Borrowers’ Obligation Fair Share Shortfall (as defined below) as of such date, with the result that all such contributions will cause Borrowers’ Obligation Aggregate Payments (as defined below) to equal its Obligation Fair Share as of such date. “Obligation Fair Share” means, with respect to a Borrower as of any date of determination, an amount equal to (i) the ratio of (X) the Obligation Fair Share Contribution Amount (as defined below) with respect to such Borrower to (Y) the aggregate of the Obligation Fair Share Contribution Amounts with respect to all Borrowers, multiplied by (ii) the aggregate amount paid or distributed on or before such date by all Funding Borrowers under this Agreement and the other Credit Documents in respect of the Obligations guarantied. “Obligation Fair Share Shortfall” means, with respect to a Borrower as of any date of determination, the excess, if any, of the Obligation Fair Share of such Borrower over the Obligation Aggregate Payments of such Borrower. “Obligation Fair Share Contribution Amount” means, with respect to a Borrower as of any date of determination, the maximum aggregate amount of the Obligations of such Borrower under this Agreement and the other Credit Documents that would not render its Obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state law; provided that, solely for purposes of calculating the Obligation Fair Share Contribution Amount with respect to any Borrower for purposes of this Section 2.28, any assets or liabilities of such Credit Party arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or Obligations of contribution hereunder shall not be considered as assets or liabilities of such Borrower. “Obligation Aggregate Payments” means, with respect to a Borrower as of any date of determination, an amount equal to (i) the aggregate amount of all payments and distributions made on or before such date by such Borrower in respect of this Agreement and the other Credit Documents (including in respect of this Section 2.28) minus (ii) the aggregate amount of all payments received on or before such date by such Borrower from the other Borrower as contributions under this Section 2.28. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Borrower. The allocation among Borrowers of their Obligations as set forth in this Section 2.28 shall not be construed in any way to limit the liability of any Borrower hereunder or under any Credit Document.
          (c) Representative of Borrowers. Systems hereby appoints Holdings as its agent, attorney-in-fact and representative for the purpose of (i) making any borrowing requests or other requests required under this Agreement, (ii) the giving and receipt of notices by and to Borrowers under this Agreement, (iii) the delivery of all documents, reports, financial statements and written materials required to be delivered by Borrowers under this Agreement, and (iv) all other purposes incidental to any of the foregoing. Systems agrees that any action taken by Holdings as the agent, attorney-in-fact and representative of Systems shall be binding upon Systems to the same extent as if directly taken by Systems.
          (d) Allocation of Loans. All Loans shall be made to Holdings as borrower unless a different allocation of the Loans as between Holdings and Systems with respect to any borrowing hereunder is included in the applicable Funding Notice.
     2.29. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from any Credit Party hereunder in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures Administrative Agent could purchase the specified currency with such other currency at Administrative Agent’s main New York City office on the Business Day preceding that on which final, non appealable judgment is given. The obligations of each Credit Party in respect of any sum due to any Lender or Administrative Agent hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Lender or Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender or Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or Administrative Agent, as the case may be, in the specified currency, each Credit Party agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 2.18, such Lender or Administrative Agent, as the case may be, agrees to remit such excess to such Credit Party.

SECTION 3. CONDITIONS PRECEDENT AND CONVERSION TO EXIT FACILITIES
     3.1. Closing Date. The obligation of each Lender to make a Credit Extension on the Closing Date is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Closing Date:
          (a) Credit Documents. Administrative Agent shall have received sufficient copies of each Credit Document originally executed and delivered by each applicable Credit Party for each Lender.
          (b) Interim DIP Order, Canadian DIP Order and Other Bankruptcy Court Filings. The Bankruptcy Court shall have entered the Interim DIP Order, which shall be certified by the Clerk of the Bankruptcy Court as having been duly entered, and the Interim DIP Order shall be in full force and effect, shall not be subject to a motion for reconsideration and shall not have been vacated, reversed, modified, amended or stayed without the written consent of the Requisite Lenders and, if the Interim DIP Order is the subject of a pending appeal or motion for reconsideration in any respect, neither the making of the Loans nor the performance by the Credit Parties of their respective obligations under the Credit Documents shall be the subject of a presently effective stay pending appeal. The Credit Parties shall have complied in full with the notice and all other requirements as provided for under the Interim DIP Order. The Canadian Court shall have entered the Canadian Interim Order, which shall be certified by the Clerk of the Canadian Court as having been duly entered, and the Canadian Interim Order shall be in full force and effect, shall not be subject to a motion for reconsideration and shall not have been vacated, reversed, modified, amended or stayed without the written consent of the Requisite Lenders and, if the Canadian Interim Order is the subject of a pending appeal or motion for reconsideration in any respect, neither the making of the Loans nor the performance by the Credit Parties of their respective obligations under the Credit Documents shall be the subject of a presently effective stay pending appeal. All orders entered by the Bankruptcy Court pertaining to cash management and adequate protection shall and all other motions and documents filed or to be filed with, and submitted to, the Bankruptcy Court in connection therewith shall be in form and substance reasonably satisfactory to Syndication Agent and Administrative Agent.
          (c) Organizational Documents; Incumbency. Administrative Agent shall have received (i) sufficient copies of each Organizational Document executed and delivered by each Credit Party, as applicable, and, to the extent applicable, certified as of a recent date by the appropriate governmental official, each dated the Closing Date or a recent date prior thereto; (ii) signature and incumbency certificates of the officers of such Person executing the Credit Documents to which it is a party; (iii) resolutions of the Board of Directors or similar governing body of each Credit Party approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents to which it is a party or by which it or its assets may be bound as of the Closing Date, certified as of the Closing Date by its secretary or an assistant secretary as being in full force and effect without modification or amendment; (iv) a good standing certificate or equivalent from the applicable Governmental Authority of each Credit Party’s jurisdiction of incorporation, organization or formation, each dated a recent date prior to the Closing Date; and (v) such other documents as Administrative Agent may reasonably request.

          (d) Existing Indebtedness. On the Closing Date, Holdings and its Subsidiaries shall have (i) repaid in full all Existing Indebtedness (other than (x) any contingent obligations which by their terms survive the termination of the Existing DIP Credit Agreement and the other documents executed in connection therewith and (y) outstanding letters of credit issued under the Existing DIP Credit Agreement which are either cash collateralized or secured by a Letter of Credit issued hereunder), (ii) terminated any commitments to lend or make other extensions of credit thereunder, (iii) delivered to Administrative Agent and Syndication Agent all documents or instruments necessary (including a pay-off letter in form and substance reasonably satisfactory to Administrative Agent) to release all Liens securing Existing Indebtedness or other obligations of Holdings and its Subsidiaries thereunder being repaid on the Closing Date, and (iv) made arrangements reasonably satisfactory to Administrative Agent and Syndication Agent with respect to the cancellation or cash collateralization of any letters of credit outstanding thereunder or the issuance of Letters of Credit to support the obligations of Holdings and its Subsidiaries with respect thereto. On the Closing Date, after giving effect to the repayment of the Existing Indebtedness, Holdings and its Subsidiaries will have no Indebtedness other than (A) the Obligations, (B) letters of credit outstanding under the Existing DIP Credit Agreement and (C) other Indebtedness described in Schedule 6.1.
          (e) Transaction Costs. On or prior to the Closing Date, Borrowers shall have delivered to Administrative Agent Borrower’s reasonable best estimate of the Transaction Costs (other than fees payable to any Agent).
          (f) Governmental Authorizations and Consents. Each Credit Party shall have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Credit Documents to occur on or before the Closing Date and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent.
          (g) Personal Property Collateral. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority security interest in the personal property Collateral, the Credit Parties shall have delivered to Collateral Agent:
          (i) evidence reasonably satisfactory to Collateral Agent of the compliance by each Credit Party of their obligations under the Pledge and Security Agreement, the Canadian Pledge and Security Agreement and the Quebec Security and the other Collateral Documents to execute, deliver and file or publish UCC and Canadian PPSA financing statements and other evidence of registration or publication and delivery of originals of securities, instruments and chattel paper along with necessary stock powers or endorsements;
          (ii) a completed Collateral Questionnaire dated the Closing Date and executed by an Authorized Officer of each Credit Party, together with all attachments contemplated thereby together with (A) the results of a recent search, by a Person satisfactory to Collateral Agent, of all effective UCC and Canadian PPSA financing statements (or equivalent filings) made with respect to any personal or mixed property of any Credit Party in the jurisdictions specified in the Collateral Questionnaire, together with copies of all such filings disclosed by such search, and (B) UCC and Canadian PPSA termination statements (or similar documents) duly authorized and, if applicable, executed by all applicable Persons for filing in all applicable jurisdictions as may be necessary to terminate any effective UCC or Canadian PPSA financing statements (or equivalent filings) disclosed in such search (other than any such financing statements in respect of Permitted Liens);
          (iii) a list setting forth the vehicle identification numbers for each vehicle owned by each Canadian Credit Party;
          (iv) evidence reasonably satisfactory to Collateral Agent that Borrowers have retained, at its sole cost and expense, a service provider acceptable to Collateral Agent for the tracking of all of UCC or Canadian PPSA financing statements (or equivalent filings) of Borrowers and the Guarantors and that will provide notification to Collateral Agent of, among other things, the upcoming lapse or expiration thereof.
          (h) Environmental Reports. Administrative Agent and Syndication Agent shall have received reports and other information, in form, scope and substance satisfactory to Administrative Agent and Syndication Agent, regarding environmental matters relating to the Facilities, which reports shall include copies of any and all existing Phase I Environmental Site Assessment Reports for each of the Facilities.
          (i) Financial Statements; Projections. Lenders shall have received from Holdings (i) the Historical Financial Statements, (ii) pro forma consolidated balance sheets of Holdings and its Subsidiaries as at the Closing Date, and reflecting the consummation of the refinancing of the Existing Indebtedness, the related financings and the other transactions contemplated by the Credit Documents to occur on or prior to the Closing Date, which pro forma balance sheet shall be in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent, and (iii) the Projections.
          (j) Evidence of Insurance. Collateral Agent shall have received a certificate from Borrower’s insurance broker or other evidence reasonably satisfactory to it that all insurance required to be maintained pursuant to Section 5.5 is in full force and effect, together with endorsements naming the Collateral Agent, for the benefit of Secured Parties, as additional insured and loss payee thereunder to the extent required under Section 5.5.
          (k) Opinions of Counsel to Credit Parties. Lenders and their respective counsel shall have received originally executed copies of the favorable written opinions of (i) Troutman Sanders LLP, counsel for the credit parties and (ii) Gowling Lafleur Henderson LLP, special Canadian counsel for the Credit Parties, in each case as to such matters as Administrative Agent or Syndication Agent may reasonably request, dated as of the Closing Date and otherwise in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent (and each Credit Party hereby instructs such counsel to deliver such opinions to Agents and Lenders).
          (l) Fees. Borrowers shall have paid to Agents the fees payable on the Closing Date referred to in Section 2.11(f).

          (m) Closing Date Certificate. Borrowers shall have delivered to Administrative Agent and Syndication Agent an originally executed Closing Date Certificate, together with all attachments thereto.
          (n) Closing Date. Lenders shall have made the initial Term Loans to Borrowers on or before April 13, 2007.
          (o) No Litigation. There shall not exist any action, suit, investigation, litigation, proceeding, hearing (other than the Cases) or other legal or regulatory developments, pending or threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of Administrative Agent and Syndication Agent, singly or in the aggregate, materially impairs the transactions contemplated by the Credit Documents, or that could reasonably be expected to have a Material Adverse Effect.
          (p) Letter of Direction. Administrative Agent shall have received a duly executed letter of direction from Borrowers addressed to GSCP and Administrative Agent, on behalf of itself and Lenders, directing the disbursement on the Closing Date of the proceeds of the Loans made on such date.
          (q) Liquidity. After giving effect to the initial borrowings hereunder, the Syndication Agent shall be satisfied that on the Closing Date (i) the excess of (x) the aggregate Revolving Commitments over (y) the Total Utilization of the Revolving Commitments shall be no less than $35,000,000 and (ii) the amount of available unrestricted Cash and Cash Equivalents of Borrowers and the other Credit Parties on such date shall not be less than (x) the aggregate amount of the Term Loans made on the Closing Date less (y) $205,000,000.
          (r) Patriot Act. At least 5 Business Days prior to the Closing Date, the Syndication Agent shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”).
     3.2. Conditions to Each Credit Extension.
          (a) Conditions Precedent. The obligation of each Lender to make any Loan, or Administrative Agent to cause Issuing Bank to issue any Letter of Credit, on any Credit Date, including the Closing Date, are subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions precedent:
          (i) Administrative Agent shall have received a fully executed and delivered Funding Notice or Issuance Notice, as the case may be;
          (ii) after making the Credit Extensions requested on such Credit Date, (i) the aggregate amount of Term Loans made hereunder shall not exceed the Term Loan Commitments then in effect and (ii) the Total Utilization of Revolving Commitments shall not exceed the Revolving Commitments then in effect;

          (iii) after making the Credit Extensions requested on such Credit Date, the total LC Usage shall not exceed the total LC Deposits;
          (iv) as of such Credit Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date;
          (v) as of such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable Credit Extension that would constitute an Event of Default or a Default;
          (vi) as of such Credit Date, to the extent such Credit Date occurs on or after the Exit Facilities Conversion Date, each Credit Party represents and warrants that such Credit Party is and, upon the incurrence of any Obligation by such Credit Party on such Credit Date, will be, Solvent;
          (vii) on or before the date of issuance of any Letter of Credit, Administrative Agent shall have received all other information required by the applicable Issuance Notice, and such other documents or information as Issuing Bank may reasonably require in connection with the issuance of such Letter of Credit; and
          (viii) after giving effect to each Revolving Loan and the use of proceeds thereof the aggregate Cash and Cash Equivalents of Holdings and its Subsidiaries will not exceed $15,000,000.
On or after the Exit Facilities Conversion Date, any Agent or Requisite Lenders shall be entitled, but not obligated to, request and receive, prior to the making of any Credit Extension, additional information reasonably satisfactory to the requesting party confirming the satisfaction of any of the foregoing if, in the good faith judgment of such Agent or Requisite Lender such request is warranted under the circumstances.
          (b) Notices. Any Notice shall be executed by an Authorized Officer in a writing delivered to Administrative Agent. In lieu of delivering a Notice, Borrowers may give Administrative Agent telephonic notice by the required time of any proposed borrowing, conversion/continuation or issuance of a Letter of Credit, as the case may be; provided each such notice shall be promptly confirmed in writing by delivery of the applicable Notice to Administrative Agent on or before the applicable date of borrowing, continuation/conversion or issuance. Neither Administrative Agent nor any Lender shall incur any liability to Borrowers in acting upon any telephonic notice referred to above that Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized on behalf of Borrowers or for otherwise acting in good faith.
     3.3. Exit Facilities Option. The Lenders hereby grant Holdings the option (the “Exit Facilities Option”) to cause the Credit Facilities to be converted to Exit Facilities in accordance with Section 3.5 upon the Plan Effective Date, such option being irrevocable but subject to the satisfaction of the conditions set forth in Section 3.4 of this Agreement.
     3.4. Conditions to Exit Facilities Option. On and after the Exit Facilities Conversion Date, the obligations of each Lender to continue to make or hold Loans (or of Administrative Agent to cause Issuing Bank to issue any Letter of Credit on and after the Exit Facilities Conversion Date) and to extend the maturity thereof, as respectively set forth in the definitions of “Revolving Commitment Termination Date”, “LC Commitment Termination Date” and “Term Loan Commitment Termination Date” are subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Exit Facilities Conversion Date:
          (a) Outside Conversion Date. The Exit Facilities Conversion Date shall occur not later than September 30, 2007.
          (b) Real Estate Collateral. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid and, subject to any filing and/or recording referred to herein, perfected First Priority security interest in certain Real Estate Assets, Collateral Agent shall have received from Borrowers and each applicable Guarantor:
          (i) fully executed and notarized Mortgages, in proper form for recording in all appropriate places in all applicable jurisdictions, encumbering each Material Real Estate Asset (each, an “Initial Mortgaged Property”);
          (ii) an opinion of counsel (which counsel shall be reasonably satisfactory to Collateral Agent) in each jurisdiction in which an Initial Mortgaged Property is located with respect to the enforceability of the form(s) of Mortgages to be recorded in such state and such other matters as Collateral Agent may reasonably request, in each case in form and substance reasonably satisfactory to Collateral Agent;
          (iii) in the case of each Leasehold Property that is an Initial Mortgaged Property, (1) a Landlord Consent and Estoppel and (2) evidence that such Leasehold Property is a Recorded Leasehold Interest;
          (iv) in the case of each Leasehold Property that is not an Initial Mortgaged Property and that is, in the reasonable opinion of the Collateral Agent, material to the operations of Holdings, Borrowers shall use commercially reasonable efforts to obtain a fully executed and notarized Subordination, Non-Disturbance and Attornment Agreement in form and substance reasonably satisfactory to the Collateral Agent;
          (v) (a) ALTA (or equivalent) mortgagee title insurance policies or unconditional commitments therefor issued by one or more title companies reasonably satisfactory to Collateral Agent with respect to each Initial Mortgaged Property (each, a “Title Policy”), in amounts not less than the fair market value of each Initial Mortgaged Property, together with a title report issued by a title company with respect thereto, dated not more than thirty days prior to the Exit Facilities Conversion Date and copies of all recorded documents listed as exceptions to title or otherwise referred to therein, each in form and substance reasonably satisfactory to Collateral Agent and (b) evidence satisfactory to Collateral Agent that such Credit Party has paid to the title company or to the appropriate governmental authorities all expenses and premiums of the title company and all other sums required in connection with the issuance of each Title Policy and all recording and stamp taxes (including mortgage recording and intangible taxes) payable in connection with recording the Mortgages for each Initial Mortgaged Property in the appropriate real estate records;
          (vi) evidence of flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Governors, in form and substance reasonably satisfactory to Collateral Agent; and
          (vii) to the extent necessary to permit the issuance by the title company of a lender’s policy of title insurance without a survey exception, an ALTA (or equivalent) land title survey of all Initial Mortgaged Properties which are not Leasehold Properties, certified to the Collateral Agent and the title company and dated not more than sixty days prior to the Exit Facilities Conversion Date or such other date as Administrative Agent and the title company may approve.
Notwithstanding the foregoing, with respect to any Leasehold Property, if compliance with the provisions of this Section 3.4(b) requires the consent of or other action by the landlord with respect to such Leasehold Property and Borrowers and the applicable Subsidiaries of Borrowers have exercised commercially reasonable efforts (which shall not in any case require any Credit Party to agree to any concessions) to obtain such consent or other action but are unable to do so, then such compliance shall not be required as a condition to the conversion of the Credit Facilities to the Exit Facilities.
          (c) Personal Property Collateral. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority security interest in the personal property Collateral, Collateral Agent shall have received:
          (i) evidence reasonably satisfactory to Collateral Agent of the compliance by each Credit Party of their obligations under the Pledge and Security Agreement, the Canadian Pledge and Security Agreement and the Quebec Hypothec and the other Collateral Documents (including, without limitation, their obligations to authorize, execute (if applicable), deliver and file or publish UCC and Canadian PPSA financing statements and other evidence of registration or publication, originals of securities, instruments and chattel paper and any agreements governing deposit and/or securities accounts to the extent required therein);
          (ii) a completed updated Collateral Questionnaire dated the Exit Facilities Conversion Date and executed by an Authorized Officer of each Credit Party, together with all attachments contemplated thereby together with (A) the results of a recent search, by a Person satisfactory to Collateral Agent, of all effective UCC and Canadian PPSA financing statements (or equivalent filings) made with respect to any personal or mixed property of any Credit Party in the jurisdictions specified in the Collateral Questionnaire, together with copies of all such filings disclosed by such search, and (B) UCC and Canadian PPSA termination statements (or similar documents) duly authorized and, if applicable, executed by all applicable Persons for filing in all applicable jurisdictions as may be necessary to terminate any effective UCC and Canadian PPSA financing statements (or equivalent filings) disclosed in such search (other than any such financing statements in respect of Permitted Liens);
          (iii) fully executed and notarized Intellectual Property Security Agreements, in proper form for filing or recording in all appropriate places in all applicable jurisdictions, memorializing and recording the encumbrance of the Intellectual Property Assets listed in Schedule 4.7 to the Pledge and Security Agreement;
          (iv) evidence that each Credit Party shall have executed and delivered any intercompany notes evidencing Indebtedness permitted to be incurred pursuant to Section 6.1(b) and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by Collateral Agent;
          (v) opinions of counsel (which counsel shall be reasonably satisfactory to Collateral Agent) with respect to the creation and perfection of the security interests in favor of Collateral Agent in such Collateral and such other matters governed by the laws of each jurisdiction in which any Credit Party or any personal property Collateral is located as Collateral Agent may reasonably request; and
          (vi) evidence that each Credit Party shall have taken or caused to be taken any other action, executed and delivered or caused to be executed and delivered any other agreement, document and instrument (including without limitation, (i) a Landlord Personal Property Collateral Access Agreement executed by the landlord of any Leasehold Property and by the applicable Credit Party and (ii) any intercompany notes evidencing Indebtedness permitted to be incurred pursuant to Section 6.1(b)) and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by Collateral Agent.
Notwithstanding the foregoing, with respect to any Leasehold Property, if compliance with the provisions of this Section 3.4(c) requires the consent of or other action by the landlord with respect to such Leasehold Property and Borrowers and the applicable Subsidiaries of Borrowers have exercised commercially reasonable efforts (which shall not in any case require any Credit Party to agree to any concessions) to obtain such consent or other action but are unable to do so, then such compliance shall not be required as a condition to the conversation of the Credit Facilities to the Exit Facilities.
          (d) Payment of Fees. Borrowers shall have paid to the Agents all properly documented fees and expenses (including reasonable fees and expenses of counsel payable hereunder) due and payable on or before the Exit Facilities Conversion Date (including all such fees referred to in Section 2.11(f)).
          (e) Plan Conditions. The following events or transactions shall have occurred, in each case on terms and conditions reasonably satisfactory to Administrative Agent:

          (i) The Plan and all documents executed in connection with the implementation of the Plan shall be reasonably satisfactory in form and substance to Administrative Agent and Syndication Agent (it being understood that the plan of reorganization filed with the Bankruptcy Court on March 2, 2007 is reasonably satisfactory to Administrative Agent and Syndication Agent);
          (ii) The capitalization of Holdings and its Subsidiaries and the sources and uses of the funds of Holdings and its Subsidiaries on the Plan Effective Date and in connection with the implementation of the Plan shall be consistent in all material respects with the pro forma financial statements and other information delivered to Lenders prior to the date of this Agreement;
          (iii) All conditions precedent to the effectiveness of the Plan shall have been met (or waived), the Plan Effective Date and substantial consummation of the Plan shall have occurred (or shall be scheduled to occur upon conversion of the Credit Facilities to the Exit Facilities on the Exit Facilities Conversion Date), and the Plan shall be in full force and effect;
          (iv) The Bankruptcy Court shall have entered an order in form and substance satisfactory to Administrative Agent and Syndication Agent confirming the Plan and approving and authorizing the transactions contemplated thereby and the granting of liens under the Credit Documents and containing a release in favor of Administrative Agent and the Syndication Agent and the Lenders and their respective affiliates (the “Confirmation Order”) and such Confirmation Order shall be final, valid, subsisting and continuing and shall not have been reversed, amended, stayed or otherwise modified and shall not be subject to a motion to stay and shall be in full force and effect;
          (v) there shall be no motion to revoke confirmation of the Plan pending and there shall be no petition for rehearing or certiorari pending in respect of such motion;
          (vi) all appeal periods relating to the Confirmation Order shall have expired, and there shall be no petition for rehearing or certiorari pending in respect of the Confirmation Order which could reasonably be expected, in the reasonable judgment of Administrative Agent, to adversely affect the Plan; and
          (vii) the Canadian Court shall have entered the Canadian Confirmation Order; the Canadian Confirmation Order shall be in full force and effect, shall not have been reversed, vacated or stayed and shall not have been amended, supplemented, varied or otherwise modified without the prior written consent of the Requisite Lenders; and all appeal periods relating to the Canadian Confirmation Order shall have expired and no motion or application for leave to appeal shall have been made and notice of appeal shall have been filed in respect of the Canadian Confirmation Order.

          (f) Sponsor Ownership. On the Plan Effective Date, (i) Sponsor and its Controlled Investment Affiliates shall beneficially own and control at least 35% on a fully diluted basis of the economic and voting interests in the Equity Interests of Holdings, (ii) Sponsor and its Controlled Investment Affiliates shall have elected a majority of the members of the post-effective board of directors (or similar governing body) of Holdings and (iii) no Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall beneficially own on a fully diluted basis voting and/or economic interests in the Equity Interests of Holdings greater than the beneficial ownership on a fully diluted basis of the voting and/or economic interests in the Equity Interests of Holdings owned by the Sponsor and its Controlled Investment Affiliates on such date;
          (g) Financial Statements. Administrative Agent shall have received a pro forma consolidated balance sheet and any other applicable financial statements of Holdings and its Subsidiaries as at the Exit Facilities Conversion Date and reflecting the consummation of the Plan and the other transactions contemplated by the Plan to occur on or prior to the Exit Facilities Conversion Date, together with a Financial Officer Certification of Holdings certifying that such balance sheet and other financial statements accurately present the financial position of Holdings and its Subsidiaries, in accordance with GAAP, as of such date.
          (h) Business Plan. Administrative Agent shall have received an updated business plan showing pro forma compliance with the financial covenants set forth in Section 6.7 through the Maturity Date.
          (i) Legal Opinions. Lenders and their respective counsel shall have received originally executed copies of the favorable written opinions of Latham & Watkins LLP, Troutman Sanders LLP or other counsel for the Credit Parties and Gowling Lafleur Henderson LLP, special Canadian counsel for the Credit Parties, in each case as to such matters as Administrative Agent or Syndication Agent may reasonably request and dated as of the Exit Facilities Conversion Date (and each Credit Party hereby instructs such counsel to deliver such opinions to Agents and Lenders).
          (j) Ratings. The Credit Facilities, after giving effect to the Exit Facilities Conversion Date, shall have been assigned updated credit ratings by Moody’s and S&P.
          (k) Notice of Conversion. Holdings shall have given the Lenders not less than ten Business Days’ prior written notice of the exercise of the Exit Facilities Option.
          (l) Solvency Certificate. Administrative Agent and Syndication Agent shall have received a Solvency Certificate from Holdings and in form, scope and substance reasonably satisfactory to Administrative Agent and Syndication Agent, and demonstrating that after giving effect to the consummation of the transactions contemplated by the Plan, the borrowings hereunder and any rights of contribution, Holdings and its Subsidiaries, taken as a whole, are and will be Solvent.
          (m) Officer’s Certificate. Borrowers shall have delivered to Administrative Agent and Syndication Agent an originally executed officer’s certificate certifying as to the matters set forth in Sections 3.4(e)(iii), (f), (p)(i), (q), (r) and (s).

          (n) Collateral Servicing Agreement. Administrative Agent shall have received the Collateral Servicing Agreement, executed and delivered by Corporation Service Company and each Credit Party.
          (o) Affirmation Agreement. Administrative Agent shall have received the Affirmation Agreement, executed and delivered in accordance with Section 3.5(a).
          (p) Customer Contracts. Syndication Agent and Administrative Agent shall be reasonably satisfied that (i) the Credit Parties shall have entered into written contracts with the five largest customers of the Credit Parties (based on Fiscal Year ended December 31, 2006) and that such contracts are in full force and effect on the Exit Facilities Conversion Date and (ii) in the reasonable opinion of the Syndication Agent and Administrative Agent, the terms and conditions of such contracts, taken as a whole (including customer concessions), are not materially worse than the terms and conditions in the contracts with such material customers in effect on March 16, 2007, taken as a whole.
          (q) Governmental Authorizations and Consents. Each Credit Party shall have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary in connection with the Plan and each of the foregoing shall be in full force and effect. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose materially adverse conditions on the transactions contemplated by or the effectiveness of the Plan and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.
          (r) Yucaipa Indebtedness. Any Indebtedness incurred pursuant to Section 6.1(w) shall have been converted to common equity of Holdings.
          (s) Representations and Warranties. As of the Exit Facilities Conversion Date, the representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of the Exit Facilities Conversion Date to the same extent as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date.
          (t) No Default. As of the Exit Facilities Conversion Date, no event shall have occurred and be continuing or would result from the exercise by Holdings of the Exit Facilities Option that would constitute an Event of Default or a Default.
     3.5. Conversion to Exit Facilities.
          (a) In the event that Holdings exercises the Exit Facilities Option and upon (x) the execution and delivery of the Affirmation Agreement by the Credit Parties in favor of Administrative Agent, Collateral Agent and the Lenders and (y) the satisfaction (or waiver in accordance with the terms of this Agreement) of the other conditions precedent set forth in Section 3.4:

          (i) Each of the Credit Parties, as reorganized companies under the Bankruptcy Code, shall have the same respective rights, obligations and liabilities as prior to the Exit Facilities Conversion Date and each such Credit Party shall remain a party hereto as a “Borrower” or as a “Guarantor”, as applicable; and
          (ii) Administrative Agent, the Collateral Agent, the Lenders and the Issuing Bank shall retain the same rights, remedies and obligations among themselves as they would have had prior to the Exit Facilities Conversion Date.
SECTION 4. REPRESENTATIONS AND WARRANTIES
     In order to induce Lenders to enter into this Agreement and to make each Credit Extension to be made thereby and Administrative Agent to cause Issuing Bank to issue Letters of Credit, each Credit Party represents and warrants to each Lender and Administrative Agent, on the Closing Date and on each Credit Date, that the following statements are true and correct (it being understood and agreed that the representations and warranties made on the Closing Date are deemed to be made concurrently with the consummation of the transactions contemplated hereby):
   4.1. Organization; Requisite Power and Authority; Qualification. Each of Holdings and its Subsidiaries (other than Inactive Subsidiaries) (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization as identified in Schedule 4.1, (b) subject to the entry of the DIP Order and the Canadian DIP Order by the Bankruptcy Court and the Canadian Court, respectively, has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Credit Documents to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in jurisdictions where the failure to be so qualified or in good standing has not had, and could not be reasonably expected to have, a Material Adverse Effect.
   4.2. Equity Interests and Ownership. The Equity Interests of each of Holdings and its Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable. Except as set forth on Schedule 4.2, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement to which Holdings or any of its Subsidiaries is a party requiring, and there is no membership interest or other Equity Interests of any of Holdings’ Subsidiaries outstanding which upon conversion or exchange would require, the issuance by any of Holdings’ Subsidiaries of any additional membership interests or other Equity Interests of any of Holdings’ Subsidiaries or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase, a membership interest or other Equity Interests of any of Holdings’ Subsidiaries. Schedule 4.2 correctly sets forth the ownership interest of Holdings and each of its Subsidiaries in their respective Subsidiaries as of the Closing Date.
   4.3. Due Authorization. Upon the entry of the DIP Order and the Canadian DIP Order by the Bankruptcy Court and the Canadian Court, respectively, the execution, delivery and performance of the Credit Documents have been duly authorized by all necessary action on the part of each Credit Party that is a party thereto.
     4.4. No Conflict. Subject to entry of the DIP Order and the Canadian DIP Order by the Bankruptcy Court and the Canadian Court, respectively, the execution, delivery and performance by Credit Parties of the Credit Documents to which they are parties, the consummation of the Plan, and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) violate (i) any provision of any law or any governmental rule or regulation applicable to Holdings or any of its Subsidiaries, (ii) any of the Organizational Documents of Holdings or any of its Subsidiaries, or (iii) any order, judgment or decree of any court or other agency of government binding on Holdings or any of its Subsidiaries; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Holdings or any of its Subsidiaries except to the extent such conflict, breach or default could not reasonably be expected to have a Material Adverse Effect; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of Holdings or any of its Subsidiaries (other than any Liens created under any of the Credit Documents in favor of Collateral Agent, on behalf of Secured Parties or Liens granted by the Plan); or (d) require any approval of stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation of Holdings or any of its Subsidiaries, except for (i) such approvals or consents which will be obtained on or before the Closing Date, (ii) prior to the Exit Facilities Conversion Date, the confirmation of the Plan in accordance with the provisions of the Bankruptcy Code and (iii) any such approvals or consents the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect.
     4.5. Governmental Consents. Upon the entry of the DIP Order and the Canadian DIP Order by the Bankruptcy Court and the Canadian Court, respectively, the execution, delivery and performance by Credit Parties of the Credit Documents to which they are parties and the consummation of the transactions contemplated by the Plan and the Credit Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority except (i) as required by the DIP Order or the Canadian DIP Order or as otherwise set forth in the Plan, (ii) in the case of consummation of the Plan, as required by the Bankruptcy Code, (iii) for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Collateral Agent for filing and/or recordation, on or prior to the Exit Facilities Conversion Date and (iv) any registration, consent, approval, notice or action to the extent that the failure to undertake or obtain such registration, consent, approval, notice or action could not reasonably be expected to have a Material Adverse Effect. No Credit Party’s accounts or receivables are subject to any of the requirements or proceedings applicable to assignments of accounts under the Financial Administration Act (Canada) or any other similar law.
     4.6. Binding Obligation. Each Credit Document has been duly executed and delivered by each Credit Party that is a party thereto and, subject to the entry of the DIP Order and the Canadian DIP Order by the Bankruptcy Court and the Canadian Court, respectively, is the legally valid and binding obligation of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

     4.7. Historical Financial Statements. The Historical Financial Statements were prepared in conformity with GAAP and fairly present, in all material respects, the financial position, on a consolidated basis, of the Persons described in such financial statements as at the respective dates thereof and the results of operations and cash flows, on a consolidated basis, of the entities described therein for each of the periods then ended, subject, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments and completion of financial statement footnotes. As of the Closing Date, except as set forth on Schedule 4.7, neither Holdings nor any of its Subsidiaries has any contingent liability or liability for taxes, long-term lease or unusual forward or long-term commitment that is not reflected in the Historical Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets, condition (financial or otherwise) or prospects of Holdings and any of its Subsidiaries taken as a whole.
     4.8. Projections. On and as of the Closing Date, the projections of Holdings and its Subsidiaries for the period of Fiscal Year 2007 through and including Fiscal Year 2012 (the “Projections”) are based on good faith estimates and assumptions made by the management of Holdings; provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material; provided further, as of the Closing Date, management of Holdings believed that the Projections were reasonable.
     4.9. No Material Adverse Change. Since December 31, 2005, no event, circumstance or change has occurred that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, other than (w) as described in the Disclosure Statement, (x) the commencement of the Cases and the events typically resulting from the commencement of the Cases, (y) on and after the Plan Effective Date, such changes and developments that are contemplated by the Plan and (z) such events, circumstances or changes that have been publicly disclosed by Holdings or its Subsidiaries.
     4.10. No Restricted Junior Payments. Since the Closing Date, neither Holdings nor any of its Subsidiaries has directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Junior Payment or agreed to do so except (i) Restricted Junior Payments made pursuant to the Plan and (ii) Restricted Junior Payments as permitted pursuant to Section 6.4.
     4.11. Adverse Proceedings, etc. Except for the Cases, there are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries (a) is in violation of any applicable laws (including Environmental Laws) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, or (b) is subject to or in default with respect to any final judgments, orders, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate with respect to clause (a) or (b), could reasonably be expected to have a Material Adverse Effect. On and after the Plan Effective Date, there are no pre-petition or administrative claims or pre-petition Liens other than those expressly contemplated by the Plan to be paid in connection with the consummation of the Plan or to survive the Plan Effective Date.

     4.12. Payment of Taxes. Except as otherwise permitted under Section 5.3, all federal income and all other material tax returns and reports of Holdings and its Subsidiaries required to be filed by any of them have been timely filed, and all taxes shown on such tax returns to be due and payable and all other material assessments, fees and other governmental charges upon Holdings and its Subsidiaries and upon their respective properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable. Holdings knows of no proposed tax assessment against Holdings or any of its Subsidiaries which is not being actively contested by Holdings or such Subsidiary in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.
     4.13. Properties.
          (a) Title. Each of Holdings and its Subsidiaries has (i) good, sufficient and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), (iii) valid licensed rights in (in the case of licensed interests in intellectual property) and (iv) good title to (in the case of all other personal property), all of their respective properties and assets reflected in their respective Historical Financial Statements referred to in Section 4.7 or, if more recent, in the most recent financial statements delivered pursuant to Section 5.1, in each case except for assets disposed of (x) during the Cases in accordance with applicable requirements of the Bankruptcy Code, (y) since the date of such financial statements in the ordinary course of business or as otherwise permitted under Section 6.8. Except as permitted by this Agreement, all such properties and assets are free and clear of Liens.
          (b) Real Estate. As of the Closing Date, Schedule 4.13 contains a true, accurate and complete list of (i) all Real Estate Assets, and (ii) all leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) affecting each Real Estate Asset of any Credit Party, regardless of whether such Credit Party is the landlord or tenant (whether directly or as an assignee or successor in interest) under such lease, sublease or assignment. Each agreement listed in clause (ii) of the immediately preceding sentence that is material to the operations of Holdings and its Subsidiaries is in full force and effect and Holdings does not have knowledge of any default that has occurred and is continuing under any such agreement, and each such agreement constitutes the legally valid and binding obligation of each applicable Credit Party, enforceable against such Credit Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles.
     4.14. Environmental Matters. Neither Holdings nor any of its Subsidiaries nor any of their respective Facilities or operations are subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries has received any letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable law that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. There are and, to each of Holdings’ and its Subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Holdings or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Neither Holdings nor any of its Subsidiaries nor, to any Credit Party’s knowledge, any predecessor of Holdings or any of its Subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any Facility without delivering a copy of such notice to Administrative Agent, and none of Holdings’ or any of its Subsidiaries’ operations involves the generation, transportation, treatment, storage or disposal of Hazardous Materials, including hazardous waste, as defined under 40 C.F.R. Parts 260-270 or any state equivalent except where such operations either are in compliance with Environmental Laws or where such non-compliance could not reasonably be expected to have a Material Adverse Effect. Compliance with all current or reasonably foreseeable future requirements pursuant to or under Environmental Laws could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. No event or condition has occurred or is occurring with respect to Holdings or any of its Subsidiaries relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or could reasonably be expected to have, a Material Adverse Effect.
     4.15. No Defaults. Neither Holdings nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations other than as a result of the filing of the Cases (and any payment default directly related to such filing), and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.
     4.16. Material Contracts. Schedule 4.16 contains a true, correct and complete list of all the Material Contracts in effect on the Closing Date, and except as described thereon, all such Material Contracts are in full force and effect and no defaults currently exist thereunder (other than, as a result of the filing of the Cases, any payment default directly related to such filing).
     4.17. Governmental Regulation. Neither Holdings nor any of its Subsidiaries is subject to regulation under the Federal Power Act or the Investment Company Act of 1940 or a labor board of any other jurisdiction, statute or regulation which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. Neither Holdings nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.
     4.18. Margin Stock. Neither Holdings nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to such Credit Party will be used to purchase or carry any such Margin Stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock or for any purpose that violates the provisions of Regulation T, U or X of the Board of Governors.

     4.19. Employee Matters. Neither Holdings nor any of its Subsidiaries is engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. Except as otherwise set forth on Schedule 4.19, there is (a) no unfair labor practice complaint pending against Holdings or any of its Subsidiaries, or to the knowledge of Holdings and Borrowers, threatened against any of them before the National Labor Relations Board or a labor board of any other jurisdiction and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is so pending against Holdings or any of its Subsidiaries or to the knowledge of Holdings and Borrowers, threatened against any of them, (b) as of the Closing Date, no strike or work stoppage in existence or threatened involving Holdings or any of its Subsidiaries, and (c) to the knowledge of Holdings and Borrowers, no union representation question existing with respect to the employees of Holdings or any of its Subsidiaries and, to the best knowledge of Holdings and Borrowers, no union organization activity that is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as is not reasonably likely to have a Material Adverse Effect. The consummation of the Plan will not give rise to any right of termination, right of renegotiation or any other right under any collective bargaining agreement or Multiemployer Plan to which Company or any of its Subsidiaries is bound. All payments due from any Canadian Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Canadian Credit Party and such Canadian Credit Party has withheld and remitted all employee withholdings to be withheld or remitted by it and has made all employer contributions to be made by it, in each case, pursuant to applicable law on account of the Canada Pension Plan and Quebec Pension Plan maintained by the Government of Canada and the Province of Quebec, respectively, employment insurance and employee income taxes.
     4.20. Employee Benefit Plans. (a) To the knowledge of Holdings and Borrowers, Holdings, each of its Subsidiaries and each of their respective ERISA Affiliates are in compliance with all applicable provisions and requirements of ERISA and the Internal Revenue Code and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan. Each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service indicating that such Employee Benefit Plan is so qualified and, to the knowledge of Holdings and Borrowers, nothing has occurred subsequent to the issuance of such determination letter which would cause such Employee Benefit Plan to lose its qualified status. Except as identified on Schedule 4.20, to the knowledge of Holdings and Borrowers, no liability to the PBGC (other than required premium payments), the Internal Revenue Service, any Employee Benefit Plan or any trust established under Title IV of ERISA has been or is expected to be incurred by Holdings, any of its Subsidiaries or any of their ERISA Affiliates. To the knowledge of Holdings and Borrowers, no ERISA Event has occurred and is continuing or is reasonably expected to occur. Except as identified on Schedule 4.20 or to the extent required under Section 4980B of the Internal Revenue Code or similar state laws, no Employee Benefit Plan provides health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates. As of the Closing Date, the present value of the aggregate benefit liabilities under each Pension Plan sponsored, maintained or contributed to by Holdings, any of its Subsidiaries or any of their ERISA Affiliates (determined as of the end of the most recent plan year on the basis of the actuarial assumptions specified for funding purposes in the most recent actuarial valuation for such Pension Plan), did not exceed the aggregate current value of the assets of such Pension Plan by an amount in excess of $7,500,000. Except as identified on Schedule 4.20, as of the most recent valuation date for each Multiemployer Plan for which the actuarial report is available, the potential liability of Holdings, its Subsidiaries and their respective ERISA Affiliates for a complete withdrawal from such Multiemployer Plan (within the meaning of Section 4203 of ERISA), when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, based on information available pursuant to Section 4221(e) of ERISA is zero. To the knowledge of Holdings and Borrowers, Holdings, each of its Subsidiaries and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan.
          (b) In respect of each Canadian Credit Party, the Pension Plans are duly registered under all applicable laws which require registration (including the Income Tax Act (Canada) in respect of registered Pension Plans) and to the knowledge of Holdings and Borrowers no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of each Canadian Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Employee Benefit Plans, the Pension Plans and any funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely and proper fashion. To the knowledge of Holdings and Borrowers, there have been no improper withdrawals or applications of the assets of the Pension Plans or the Employee Benefit Plans. There are no outstanding disputes concerning the assets or liabilities of the Pension Plans or the Employee Benefit Plans. There is no Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts. All contributions, in respect of a multiemployer pension plan required to be made by a Canadian Credit Party have been paid.
     4.21. Certain Fees. No broker’s or finder’s fee or commission will be payable with respect to the transactions contemplated by the Plan or the Credit Documents, except as payable to the Agents and the Lenders or as otherwise contemplated pursuant to the Plan.
     4.22. Solvency. From and after the Exit Facilities Conversion Date, upon the incurrence of any Obligation by any Credit Party on any date on which this representation and warranty is made, the Credit Parties will be, Solvent.
     4.23. Compliance with Statutes, etc. Each of Holdings and its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property (including compliance with all applicable Environmental Laws with respect to any Real Estate Asset or governing its business and the requirements of any permits issued under such Environmental Laws with respect to any such Real Estate Asset or the operations of Holdings or any of its Subsidiaries), except such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.
     4.24. Disclosure. No representation or warranty of any Credit Party contained in any Credit Document or in any other documents, certificates or written statements furnished to any

Agent or Lender by or on behalf of Holdings or any of its Subsidiaries for use in connection with the transactions contemplated hereby, when taken as a whole, contains any untrue statement of a material fact or omits to state a material fact (known to Holdings or Borrowers, in the case of any document not furnished by either of them) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made; provided that any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by Holdings or Borrowers to be reasonable at the time made, it being recognized by Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results. There are no facts known to Holdings or Borrowers (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein or in such other documents, certificates and statements furnished to Lenders for use in connection with the transactions contemplated hereby.
   4.25. Secured, Super-Priority Obligations. On and after the Closing Date and until the Exit Facilities Conversion Date:
          (i) The provisions of the Credit Documents, the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order are effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, legal, valid and perfected Liens on and security interests in all right, title and interest in the Collateral, having the priority provided for herein and in the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order and enforceable against the Credit Parties.
          (ii) Pursuant to subclauses (2) and (3) of clause (c) of Section 364 of the Bankruptcy Code, the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order, all Secured Obligations are secured by a first priority perfected Lien on the Collateral, subject only to (a) valid, perfected, nonavoidable and enforceable Liens existing as of the Petition Date as set forth on Schedule 4.25 hereto, (b) the extent such post-petition perfection is expressly permitted by Bankruptcy Code, valid, nonavoidable and enforeceable Liens existing as of the Petition Date, but perfected after the Petition Date as set forth on Schedule 4.25, (c) claims of the lenders and agents under the Existing DIP Credit Agreement to the Existing DIP Credit Agreement Reserve Amount, and (d) the Carve-Out.
          (iii) Pursuant to clause (c)(1) of Section 364 of the Bankruptcy Code, the Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order, all Secured Obligations and all other obligations of the Credit Parties under the Credit Documents at all times shall constitute allowed super-priority administrative expense claims in the Cases having priority over all administrative expenses of the kind specified in clause (b) of Section 503 or clause (b) of Section 507 of the Bankruptcy Code, subject only to the Carve-Out.
          (iv) The Interim DIP Order, the Final DIP Order, the Canadian Interim Order and the Canadian Final Order and the transactions contemplated hereby and thereby, are in full force and effect and have not been vacated, reversed, modified, amended or stayed without the prior written consent of Requisite Lenders.
   4.26. Patriot Act. To the extent applicable, each Credit Party is in compliance, in all material respects, with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the Untied States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001), (iii) Part II.1 of the Criminal Code (Canada), (iv) the United Nations Suppression of Terrorism Regulations (Canada) and (v) United Nations Al-Qaida and Taliban Regulations (Canada). No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.
SECTION 5. AFFIRMATIVE COVENANTS
     Each Credit Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than contingent indemnification obligations for which no claim has been made) and cancellation or expiration of all Letters of Credit, each Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 5.
   5.1. Financial Statements and Other Reports. Holdings will deliver to Administrative Agent:
          (a) Monthly Reports. As soon as available, and in any event within 30 days after the end of the first two months in each Fiscal Quarter, commencing with the month in which the Closing Date occurs, the consolidated balance sheet of Holdings and its Subsidiaries as at the end of such month and the related consolidated statements of income, stockholders’ equity and cash flows of Holdings and its Subsidiaries for such month and for the period from the beginning of the then current Fiscal Year to the end of such month, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and, except for the cash flow statements, the corresponding figures from the Financial Plan for the current Fiscal Year, to the extent prepared on a monthly basis, all in reasonable detail, together with a Financial Officer Certification;
          (b) Quarterly Financial Statements. As soon as available, and in any event within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter in which the Closing Date occurs, the consolidated balance sheets of Holdings and its Subsidiaries as at the end of such Fiscal Quarter and the related consolidated statements of income, stockholders’ equity and cash flows of Holdings and its Subsidiaries for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year and, except for the cash flow statements, the corresponding figures from the Financial Plan for the current Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto;
          (c) Annual Financial Statements. As soon as available, and in any event within (x) for the Fiscal Year ended December 31, 2006, 30 days after the Plan Effective Date (it being understood and agreed that Holdings shall use its commercially reasonable efforts to deliver the following financial statements as soon as possible after the Closing Date), (y) for the Fiscal Year ended December 31, 2007, 120 days after the end of such Fiscal Year, and (z) for each Fiscal year thereafter, 105 days after the end of such Fiscal Year, (A) the audited consolidated balance sheets of Holdings and its Subsidiaries as at the end of such Fiscal Year and the related consolidated statements of income, stockholders’ equity and cash flows of Holdings and its Subsidiaries for such Fiscal Year, (B) a report setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year and, except for the cash flow statements, the corresponding figures from the Financial Plan for the Fiscal Year covered by such financial statements, in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto and (C) with respect to such audited consolidated financial statements a report thereon of KPMG LLP or other independent certified public accountants of recognized national standing selected by Holdings, and reasonably satisfactory to Administrative Agent (which report shall be unqualified as to going concern and scope of audit, and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of Holdings and its Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements) and that the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards) together with a written statement by such independent certified public accountants stating (1) that their audit examination has included a review of the terms of Section 6.7 of this Agreement and the related definitions in so far as they relate to accounting or auditing matters and (2) whether, in connection therewith, any condition or event that constitutes a Default or an Event of Default under Section 6.7 has come to their attention and, if such a condition or event has come to their attention, specifying the nature and period of existence thereof;
          (d) Compliance Certificate. Together with each delivery of financial statements of Holdings and its Subsidiaries pursuant to Sections 5.1(b) and 5.1(c) (except for the delivery of annual financial statements for the Fiscal Year ended December 31, 2006 and (ii) quarterly financial statements for the Fiscal Quarter ended on March 31, 2007), a duly executed and completed Compliance Certificate;
          (e) Statements of Reconciliation after Change in Accounting Principles. If, as a result of any change in accounting principles and policies from those used in the preparation of the most recent Historical Financial Statements delivered prior to the Closing Date, the consolidated financial statements of Holdings and its Subsidiaries delivered pursuant to Section 5.1(b) or 5.1(c) will differ in any material respect from the consolidated financial statements that would have been delivered pursuant to such subdivisions had no such change in accounting principles and policies been made and such change would have an effect on the calculations required pursuant to the Compliance Certificate, then, together with the first delivery of such financial statements after such change, one or more statements of reconciliation for all such prior financial statements in form and substance reasonably satisfactory to Administrative Agent;
          (f) Notice of Default. Promptly upon any Executive Officer of any Borrower obtaining knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice has been given to any Borrower with respect thereto; (ii) that any Person has given any notice to Holdings or any of its Subsidiaries or taken any other action with respect to any event or condition set forth in Section 8.1(b); or (iii) of the occurrence of any event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, a certificate of its Authorized Officer specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action such Borrower has taken, is taking and proposes to take with respect thereto;
          (g) Notice of Litigation. Promptly upon any Executive Officer of Holdings or any Borrower obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding claiming damages in excess of (A) with respect to Adverse Proceedings involving automobile and workers compensation claims in the ordinary course of business, $1,500,000 and (B) with respect to all other Adverse Proceedings, $500,000, in each case not previously disclosed in writing by Borrowers to Lenders, or (ii) any material development in any Adverse Proceeding that, in the case of either clause (i) or (ii), if adversely determined could be reasonably expected to have a Material Adverse Effect, or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby, written notice thereof together with such other information as may be reasonably available to Holdings or Borrowers to enable Lenders and their counsel to evaluate such matters;
          (h) ERISA and Canadian Pension Plans. (i) Promptly upon an Executive Officer of Holdings or any Borrower becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto; (ii) with reasonable promptness following the request of Administrative Agent, copies of (1) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates with the Internal Revenue Service with respect to each Pension Plan; (2) all notices received by Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event; and (3) copies of such other documents or governmental reports or filings relating to any Employee Benefit Plan as Administrative Agent shall reasonably request; and (iii) in respect of any Canadian Credit Party, (1) copies of each annual and other return, report or valuation with respect to each registered Pension Plan as filed with any applicable Governmental Authority; (2) promptly after receipt thereof, a copy of any direction, order, notice, ruling or opinion that any Canadian Credit Party may receive from any applicable Governmental Authority with respect to any registered Pension Plan; and (3) notification within 30 days of any increases having a cost to any Canadian Credit Party in excess of $100,000 per annum in the aggregate, in the benefits of any existing Pension Plan or Employee Benefit Plan, or the establishment of any new Pension Plan or Employee Benefit Plan, or the commencement of contributions to any such plan to which no Canadian Credit Party was previously contributing.
          (i) Financial Plan. As soon as practicable and in any event no later than 30 days after the beginning of each Fiscal Year, a consolidated plan and financial forecast for such Fiscal Year and each Fiscal Year (or portion thereof) through the final maturity date of the Loans (a “Financial Plan”), including (i) a forecasted consolidated balance sheet and forecasted consolidated statements of income and cash flows of Holdings and its Subsidiaries for each such Fiscal Year and an explanation of the assumptions on which such forecasts are based, and (ii) forecasted consolidated statements of income and cash flows of Holdings and its Subsidiaries for each month in such Fiscal Year;
          (j) Insurance Report. As soon as practicable and in any event by the last day of each Fiscal Year, if requested by Administrative Agent, a certificate from Holdings’ insurance broker(s) in form and substance reasonably satisfactory to Administrative Agent outlining all material insurance coverage maintained as of the date of such certificate by Holdings and its Subsidiaries;
          (k) Notice of Change in Board of Directors. Together with each delivery of a Compliance Certificate pursuant to Section 5.1(d), a duly executed and completed certificate of an Authorized Officer describing changes (if any) in the board of directors (or similar governing body) of Holdings since the Closing Date or since the date of the delivery of the last such certificate;
          (l) Notice Regarding Material Contracts. With reasonable promptness, written notice (i) after any Material Contract of Holdings or any of its Subsidiaries is terminated (except, with respect to any Material Contract, at the scheduled completion of the term of such Material Contract) or amended in a manner that is materially adverse to Holdings and its Subsidiaries, taken as a whole, or (ii) any new Material Contract (other than a renewal of a previous contract on similar terms and conditions) is entered into, a written statement describing such event, with copies of such material amendments or new contracts, delivered to Administrative Agent (to the extent such delivery is permitted by the terms of any such Material Contract; provided, no such prohibition on delivery shall be effective if it were bargained for by Holdings or its applicable Subsidiary with the intent of avoiding compliance with this Section 5.1(l)), and an explanation of any actions being taken with respect thereto;
          (m) Information Regarding Collateral. (a) Holdings will furnish to Collateral Agent prompt written notice of any change (i) in any Credit Party’s corporate name, (ii) in any Credit Party’s identity or corporate structure, (iii) in any Credit Party’s jurisdiction of organization, (iv) in any Credit Party’s place of business, chief executive office or domicile, or (v) in any Credit Party’s Federal Taxpayer Identification Number or state organizational identification number. Holdings agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the Uniform Commercial Code, Canadian PPSA or otherwise that are required in order for Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral as contemplated in the Collateral Documents. Holdings also agrees promptly to notify Collateral Agent if any material portion of the Collateral is damaged or destroyed;

          (n) Annual Collateral Verification. Each year, beginning with Fiscal Year 2008, at the time of delivery of annual financial statements with respect to the preceding Fiscal Year pursuant to Section 5.1(c), Holdings shall deliver to Collateral Agent a certificate of its Authorized Officer (i) either confirming that there has been no change in such information since the date of the Collateral Questionnaire delivered on the Closing Date or the date of the most recent certificate delivered pursuant to this Section and/or identifying such changes and (ii) certifying that all Uniform Commercial Code and Canadian PPSA financing statements (including fixtures filings, as applicable) and all supplemental intellectual property security agreements or other appropriate filings, recordings or registrations, have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction identified pursuant to clause (i) above (or in such Collateral Questionnaire) to the extent necessary to effect, protect and perfect the security interests under the Collateral Documents for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period);
          (o) Cases. The Credit Parties shall immediately provide to each Lender copies of all material pleadings, notices, orders, agreements, and all other documents served, filed or entered, as the case may be, in connection with, or in relation to, the Cases.
          (p) Other Information. (A) Promptly upon their becoming available, copies of (i) all financial statements (and, at any time after the common stock of Holdings or any of its Subsidiaries is listed on a national securities exchange or the NASDAQ National Market quotation system, reports, notices and proxy statements) sent or made available generally by Holdings to its security holders acting in such capacity or by any Subsidiary of Holdings to its security holders other than Holdings or another Subsidiary of Holdings, (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Holdings or any of its Subsidiaries with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority, (iii) all press releases and other statements made available generally by Holdings or any of its Subsidiaries to the public concerning material developments in the business of Holdings or any of its Subsidiaries and (B) such other information and data with respect to Holdings or any of its Subsidiaries as from time to time may be reasonably requested by Administrative Agent or any Lender; and
          (q) Certification of Public Information. Concurrently with the delivery of any document or notice required to be delivered pursuant to this Section 5.1, Holdings shall indicate in writing whether such document or notice contains solely Public Information. Holdings and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive material non-public information with respect to Holdings, its Subsidiaries or their securities) and, if documents or notices required to be delivered pursuant to this Section 5.1 or otherwise are being distributed through IntraLinks/IntraAgency, SyndTrak or another relevant website or other information platform (the “Platform”), any document or notice that Holdings has not indicated contains solely Public Information shall not be posted on that portion of the Platform designated for such public-side Lenders. If Holdings has not indicated whether a document or notice delivered pursuant to this Section 5.1 contains solely Public Information, Administrative Agent reserves the right to post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive material nonpublic information with respect to Holdings, its Subsidiaries and their securities.

     5.2. Existence. Except as otherwise permitted under Section 6.8, each Credit Party will, and will cause each of its Subsidiaries (other than Inactive Subsidiaries) to, at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits material to its business; provided, no Credit Party (other than Borrowers with respect to existence) or any of its Subsidiaries shall be required to preserve any such existence, right or franchise, licenses and permits if an Executive Officer of such Credit Party shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Person, and that the loss thereof is not disadvantageous in any material respect to such Person or to Lenders.
     5.3. Payment of Taxes and Claims. Each Credit Party will, and will cause each of its Subsidiaries to, pay all federal and state and provincial income Taxes and all other material Taxes imposed upon it or any of its properties or assets or in respect of any of its businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if, prior to the Plan Effective Date, it is subject to the automatic stay in connection with the Cases or is otherwise being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim. No Credit Party will, nor will it permit any of its Subsidiaries to, file or consent to the filing of any consolidated income tax return with any Person (other than Holdings or any of its Subsidiaries), except (x) a Subsidiary that is hereafter acquired by Holdings in a Permitted Acquisition may be included in the consolidated tax return of the seller of such Subsidiary, to the extent such tax return relates to the period prior to the closing of such Permitted Acquisition and (y) Holdings may be included in the consolidated tax return of another Person if (i) such inclusion is required as a matter of law, (ii) either no Change of Control has occurred or the Requisite Lenders have consented to such Change in Control and (iii) tax sharing arrangements have been entered into allocating the related consolidated tax benefits and liabilities among the relevant parties on an equitable basis, such that the tax benefits and liabilities allocated to Holdings shall be determined as if a separate consolidated return had been filed by Holdings on behalf of itself and the other members of the affiliate group of which Holdings would be the common parent corporation (without regard to the ownership of the capital stock of Holdings).
     5.4. Maintenance of Properties. Each Credit Party will, and will cause each of its Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in the business of Holdings and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof.
     5.5. Insurance. Holdings will maintain or cause to be maintained, with financially sound and reputable insurers, such public liability insurance, third party property damage insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of the assets, properties and businesses of Holdings and its

Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. The Lenders and the Agents hereby acknowledge and agree that as of the Closing Date Haul Insurance is an acceptable provider of workers’ compensation and comprehensive general and auto liability insurance for the Credit Parties. Without limiting the generality of the foregoing, Holdings will maintain or cause to be maintained (a) flood insurance with respect to each Flood Hazard Property that is located in a community that participates in the National Flood Insurance Program, in each case in compliance with any applicable regulations of the Board of Governors of the Federal Reserve System, and (b) replacement value casualty insurance (including self insurance) on the Collateral under such policies of insurance, with such insurance companies, in such amounts, with such deductibles, and covering such risks as are at all times carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses. Each such policy of insurance shall (i) name Collateral Agent, on behalf of Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement, reasonably satisfactory in form and substance to Collateral Agent, that names Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder and provide for at least thirty days’ prior written notice to Collateral Agent of any modification or cancellation of such policy.
     5.6. Books and Records; Inspections. Each Credit Party will, and will cause each of its Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity in all material respects with GAAP shall be made of all dealings and transactions in relation to its business and activities. Each Credit Party which keeps records relating to Collateral in the Province of Quebec shall at all times keep a duplicate copy thereof at a location outside of the Province of Quebec. Each Credit Party will, and will cause each of its Subsidiaries to, permit any authorized representatives designated by any Lender to visit and inspect any of the properties of any Credit Party and any of its respective Subsidiaries, to inspect, copy and take extracts from its and their financial and accounting records, and to discuss its and their affairs, finances and accounts with its and their officers and independent public accountants, all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested; provided that (i) such Credit Party shall be present during any discussions with the independent public accountants and (ii) so long as no Default or Event of Default shall have occurred in such Fiscal Year, the Credit Parties shall not be required to pay the expenses of more than one visit during any Fiscal Year.
     5.7. Lenders Meetings. Holdings will, upon the request of Administrative Agent or Requisite Lenders, participate in a meeting of Administrative Agent and Lenders once during each Fiscal Year to be held at Holdings’ corporate offices (or at such other location as may be agreed to by Holdings and Administrative Agent) at such time as may be agreed to by Holdings and Administrative Agent.
     5.8. Compliance with Laws. Each Credit Party will comply, and shall cause each of its Subsidiaries and all other Persons, if any, on or occupying any Facilities to comply, with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority

(including all Environmental Laws), noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
   5.9. Environmental.
          (a) Environmental Disclosure. Holdings will deliver to Administrative Agent and Lenders:
               (i) as soon as practicable following receipt thereof, copies of all environmental audits, investigations, analyses and reports of any kind or character (other than those protected by attorney client or work product privileges), whether prepared by personnel of Holdings or any of its Subsidiaries or by independent consultants, governmental authorities or any other Persons, with respect to significant environmental matters at any Facility or with respect to any Environmental Claims, which could reasonably be expected to result in Borrowers and their Subsidiaries incurring liabilities or losses under Environmental Laws in excess of $1,000,000 individually or in the aggregate in a Fiscal Year;
               (ii) promptly upon an Executive Officer of any Borrower obtaining knowledge of the occurrence thereof, written notice describing in reasonable detail (1) any Release required to be reported to any federal, state or local governmental or regulatory agency under any applicable Environmental Laws, (2) any remedial action taken by Holdings or any other Person in response to (A) any Hazardous Materials Activities the existence of which has a reasonable possibility of resulting in one or more Environmental Claims having, individually or in the aggregate, a Material Adverse Effect, or (B) any Environmental Claims that, individually or in the aggregate, have a reasonable possibility of resulting in a Material Adverse Effect, and (3) such Borrower’s discovery of any occurrence or condition on any real property adjoining or in the vicinity of any Facility that could cause such Facility or any part thereof to be subject to any material restrictions on the ownership, occupancy, transferability or use thereof under any Environmental Laws;
               (iii) as soon as practicable following the sending or receipt thereof by Holdings or any of its Subsidiaries, a copy of any and all written communications with respect to (1) any Environmental Claims that, individually or in the aggregate, have a reasonable possibility of giving rise to a Material Adverse Effect, (2) any Release required to be reported to any federal, state or local governmental or regulatory agency, and (3) any request for information from any governmental agency that suggests such agency is investigating whether Holdings or any of its Subsidiaries may be potentially responsible for any Hazardous Materials Activity;
               (iv) prompt written notice describing in reasonable detail (1) any proposed acquisition of stock, assets, or property by Holdings or any of its Subsidiaries that could reasonably be expected to (A) expose Holdings or any of its Subsidiaries to, or result in, Environmental Claims that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) affect the ability of Holdings or any of its Subsidiaries to maintain in full force and effect all material Governmental

Authorizations required under any Environmental Laws for their respective operations and (2) any proposed action to be taken by Holdings or any of its Subsidiaries to modify current operations in a manner that could reasonably be expected to subject Holdings or any of its Subsidiaries to any additional material obligations or requirements under any Environmental Laws; and
               (v) with reasonable promptness, such other documents and information as from time to time may be reasonably requested by Administrative Agent in relation to any matters disclosed pursuant to this Section 5.9(a).
          (b) Hazardous Materials Activities, Etc. Each Credit Party shall promptly take, and shall cause each of its Subsidiaries promptly to take, any and all actions necessary to (i) cure any violation of applicable Environmental Laws by such Credit Party or its Subsidiaries that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) make an appropriate response to any Environmental Claim against such Credit Party or any of its Subsidiaries and discharge any obligations it may have to any Person thereunder where failure to do so could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
          (c) Each Credit Party hereby acknowledges and agrees that no Agent, Lender or other Secured Party or any of their respective officers, directors, employees, attorneys, agents and representatives (i) is now, or has ever been, in control of any Facility or any Credit Party’s affairs, and (ii) has the capacity or the authority through the provisions of the Credit Documents or otherwise to direct or influence any (A) Credit Party’s conduct with respect to the ownership, operation or management of any Facility, (B) undertaking, work or task performed by any employee, agent or contractor of any Credit Party or the manner in which such undertaking, work or task may be carried out or performed, or (C) compliance with Environmental Laws.
   5.10. Subsidiaries. In the event that any Person becomes a Domestic Subsidiary or Canadian Subsidiary of Holdings or any Domestic Subsidiary or Canadian Subsidiary of Holdings no longer qualifies as an Inactive Subsidiary, Holdings shall (a) promptly cause such Subsidiary to become a Guarantor hereunder and a Grantor under the Pledge and Security Agreement or the Canadian Pledge and Security Agreement, as applicable, by executing and delivering to Administrative Agent and Collateral Agent a Counterpart Agreement, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(c), 3.1(g), 3.1(h) and 3.1(k) and, on or after the Exit Facilities Conversion Date, 3.4(b) and 3.4(c). Except as provided in the preceding sentence, in the event that any Person becomes a Foreign Subsidiary of Holdings, and the ownership interests of such Foreign Subsidiary are owned by Holdings or by any Domestic Subsidiary thereof, Holdings shall, or shall cause such Domestic Subsidiary to, deliver, all such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(c), and Holdings shall take, or shall cause such Domestic Subsidiary to take, all of the actions referred to in Section 3.4(c)(i) necessary to grant and to perfect a First Priority Lien in favor of Collateral Agent, for the benefit of Secured Parties, under the Pledge and Security Agreement in 65% of such Equity Interests. With respect to each such Subsidiary, Holdings shall promptly send to Administrative Agent written notice setting forth with respect to such Person (i) the date on which such Person became a Subsidiary of

Holdings, and (ii) all of the data required to be set forth in Schedules 4.1 and 4.2 with respect to all Subsidiaries of Holdings; and such written notice shall be deemed to supplement Schedule 4.1 and 4.2 for all purposes hereof.
     5.11. Additional Real Estate Assets.
          (a) In the event that any Credit Party acquires any Leasehold Property (other than a Material Real Estate Asset), such Credit Party shall promptly use its commercially reasonable efforts to cause to be executed and delivered, at the option of Collateral Agent in its reasonable discretion, either (i) a fully executed and notarized Subordination, Non-Disturbance and Attornment Agreement or (ii) a Landlord Personal Property Access Agreement, in each case executed by the landlord of such Leasehold Property and in form and substance reasonably satisfactory to Collateral Agent.
          (b) In the event that any time on or after the Exit Facilities Conversion Date any Credit Party acquires a Material Real Estate Asset or a Real Estate Asset owned or leased on the Exit Facilities Conversion Date becomes a Material Real Estate Asset and such interest has not otherwise been made subject to the Lien of the Collateral Documents in favor of Collateral Agent, for the benefit of Secured Parties (excluding, in any event, any Real Estate Asset that is subject to a Planned Asset Sale; provided such Real Estate Asset is sold by the first anniversary of the Closing Date), then such Credit Party shall promptly take all such actions and execute and deliver, or cause to be executed and delivered, all such mortgages, documents, instruments, agreements, opinions and certificates similar to those described in Sections 3.4(b) and 3.4(c) with respect to each such Material Real Estate Asset that Collateral Agent shall reasonably request to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid and, subject to any filing and/or recording referred to herein, perfected First Priority security interest in such Material Real Estate Assets. In addition to the foregoing, Borrowers shall, at the request of Collateral Agent, deliver, from time to time, to Collateral Agent such appraisals as are required by law or regulation of Real Estate Assets with respect to which Collateral Agent has been granted a Lien.
          (c) Notwithstanding the foregoing, with respect to any Leasehold Property, if compliance with the provisions of Section 5.11(b) requires the consent of or other action by the landlord with respect to such Leasehold Property and Borrowers and the applicable Subsidiaries of Borrowers have exercised commercially reasonable efforts (which shall not in any case require any Credit Party to agree to any concessions) to obtain such consent or other action but are unable to do so, then such compliance shall not be required.
     5.12. Interest Rate Protection. No later than ninety (90) days following the Exit Facilities Conversion Date and at all times thereafter until the third anniversary of the Exit Facilities Conversion Date, Holdings shall obtain and cause to be maintained protection against fluctuations in interest rates pursuant to one or more Interest Rate Agreements in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent, in order to ensure that no less than 50% of the aggregate principal amount of the total Indebtedness for borrowed money of Holdings and its Subsidiaries then outstanding is either (i) subject to such Interest Rate Agreements or (ii) Indebtedness that bears interest at a fixed rate.

     5.13. Further Assurances.
          (a) At any time or from time to time upon the request of Administrative Agent, each Credit Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as Administrative Agent or Collateral Agent may reasonably request in order to effect fully the provisions of the Credit Documents. In furtherance and not in limitation of the foregoing, each Credit Party shall take such actions as Administrative Agent or Collateral Agent may reasonably request from time to time to ensure that the Obligations are guarantied by the Guarantors and are secured by substantially all of the assets of Holdings, and its Subsidiaries and all of the outstanding Equity Interests of the Subsidiaries of Holdings (subject to limitations contained in the Credit Documents with respect to Foreign Subsidiaries).
          (b) Each of the Credit Parties, Administrative Agent, Collateral Agent, the Lenders and Issuing Bank shall take such actions and execute and deliver such agreements, instruments or other documents (at the sole cost and expense of the Credit Parties) as Administrative Agent may reasonably request and solely as are necessary to give effect to the provisions of Section 3.5 including amending this Agreement and the other Credit Documents to remove those provisions that apply solely to the period prior to the Exit Facilities Conversion Date; provided, however that the consent of, or other action by, any of the Lenders or the Issuing Bank is not a condition precedent to the effectiveness of the provisions of Section 3.5.
     5.14. Maintenance of Ratings. At all times, Borrowers shall use commercially reasonable efforts to maintain ratings issued by Moody’s and S&P with respect to its senior secured debt.
     5.15. Final DIP Order. Borrowers shall use their commercially reasonable efforts to ensure that the Final DIP Order with respect to the Interim DIP Order is entered by the Bankruptcy Court no later than April 13, 2007.
     5.16. Canadian Final Order. Borrowers shall use commercially reasonable efforts to ensure that the Canadian Final Order is entered by the Canadian Court no later than April 18 2007.
     5.17. Restructuring Advisers. Borrowers shall continue to retain Miller Buckfire & Co., LLC as restructuring advisers or retain such other advisor reasonably acceptable to Administrative Agent and on terms and conditions satisfactory to Administrative Agent until the Plan Effective Date.
     5.18. Financial Plan.
          (a) Borrowers hereby acknowledge and agree that (i) the delivery of an updated business plan in form and substance reasonably satisfactory to Syndication Agent was a condition precedent to the availability of the Facilities as provided in that certain Commitment Letter, dated March 16, 2007, between GSCP and Holdings, (ii) such condition precedent was not satisfied on the Closing Date and (iii) by the making of the initial Term Loans on the Closing Date, the Lenders waived the delivery of the updated business plan as a condition precedent to the availability of the Facilities and the obligation of the Lenders to make the initial Term Loans on the Closing Date.
          (b) In consideration of the waiver described in clause (a) above, Borrowers agree to deliver to Syndication Agent an updated business plan in form and substance satisfactory to Syndication Agent, in its reasonable discretion, by no later than April 4, 2007.
SECTION 6. NEGATIVE COVENANTS
     Each Credit Party covenants and agrees that, so long as any Commitment is in effect and until payment in full of all Obligations (other than contingent indemnification obligations for which no claim has been made) and cancellation or expiration of all Letters of Credit, such Credit Party shall perform, and shall cause each of its Subsidiaries to perform, all covenants in this Section 6.
   6.1. Indebtedness. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:
          (a) the Obligations;
          (b) Indebtedness of any Guarantor Subsidiary to any Borrower or to any other Guarantor Subsidiary, or of any Borrower to any other Borrower or any Guarantor Subsidiary; provided, (i) all such Indebtedness shall be evidenced by the Intercompany Note, which shall be subject to a First Priority Lien pursuant to the Pledge and Security Agreement or the Canadian Pledge and Security Agreement, (ii) all such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of the Obligations pursuant to the terms of the Intercompany Note, and (iii) any payment by any such Guarantor Subsidiary under any guaranty of the Obligations shall result in a pro tanto reduction of the amount of any Indebtedness owed by such Subsidiary to Borrowers or to any of its Subsidiaries for whose benefit such payment is made;
          (c) Indebtedness in an aggregate principal amount not to exceed $15,000,000 incurred to finance the cash consideration payable in connection with Permitted Acquisitions consummated after the Exit Facilities Conversion Date that is (i) subordinated to the Obligations on terms (x) customary at the time for high-yield subordinated debt securities issued in a public offering or (y) reasonably acceptable to Administrative Agent, (ii) matures after, and does not require any scheduled amortization or other scheduled payments of principal prior to, the maturity date of the Term Loans (it being understood that such Indebtedness may have mandatory prepayment, repurchase or redemptions provisions satisfying the requirement of clause (iii) hereof), (iii) has terms and conditions (other than interest rate, redemption premiums and subordination terms), taken as a whole, that are (x) not materially less favorable to Borrower as the terms and conditions customary at the time for high-yield subordinated debt securities issued in a public offering or (y) reasonably acceptable to Administrative Agent and (iv) is incurred by a Borrower or a Guarantor; provided that (1) both immediately prior and after giving effect to the incurrence thereof, (x) no Default shall exist or result therefrom and (y) Holdings will be in compliance with the covenants set forth in Section 6.7 and; provided further that a certificate of an Authorized Officer delivered to Administrative Agent at least 5 Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that Holdings has determined in good faith that such terms and conditions satisfy the requirements of this clause (c) shall be conclusive evidence that such terms and conditions satisfy the foregoing requirement unless Administrative Agent notifies Holdings in writing within 3 days of receipt of such certificate that it disagrees with such determination;
          (d) Indebtedness incurred by Holdings or any of its Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guaranties or letters of credit, surety bonds or performance bonds securing the performance of Holdings or any such Subsidiary pursuant to such agreements, in connection with Permitted Acquisitions or permitted dispositions of any business, assets or Subsidiary of Holdings or any of its Subsidiaries;
          (e) Indebtedness which may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations (including in connection with workers’ compensation) incurred in the ordinary course of business;
          (f) Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;
          (g) guaranties in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of Holdings and its Subsidiaries in an aggregate amount not to exceed $1,000,000 at any time;
          (h) guaranties by any Borrower of Indebtedness of a Guarantor Subsidiary or guaranties by a Guarantor Subsidiary of Indebtedness of any Borrower or another Guarantor Subsidiary with respect, in each case, to Indebtedness otherwise permitted to be incurred pursuant to this Section 6.1; provided, that if the Indebtedness that is being guarantied is unsecured and/or subordinated to the Obligations, the guaranty shall also be unsecured and/or subordinated to the Obligations;
          (i) Indebtedness described in Schedule 6.1, but not any extensions, renewals or replacements of such Indebtedness except (i) renewals and extensions expressly provided for in the agreements evidencing any such Indebtedness as the same are in effect on the date of this Agreement and (ii) refinancings, renewals and extensions of any such Indebtedness if the terms and conditions thereof are not less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced, renewed or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced, renewed or extended; provided, such Indebtedness permitted under the immediately preceding clause (i) or (ii) above shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced, (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced plus the amount of any interest, premium, or penalties required to be paid thereon plus fees and expenses associated therewith or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;

          (j) Indebtedness in respect of Hedge Agreements entered into in the ordinary course of business and not for speculative purposes;
          (k) Indebtedness of Allied Canada and its Subsidiaries under an unsecured working capital credit facility provided by The Bank of Nova Scotia or other Canadian lender in an amount not to exceed $2,600,000 and any (i) renewals and extensions expressly provided for in the agreements evidencing any such Indebtedness as the same are in effect on the date of this Agreement and (ii) refinancings, renewals and extensions of any such Indebtedness if the terms and conditions thereof are not less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced, renewed or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced, renewed or extended; provided, such Indebtedness permitted under the immediately preceding clause (i) or (ii) above shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced, (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced plus the amount of any interest, premium, or penalties required to be paid thereon plus fees and expenses associated therewith or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;
          (l) (i) Indebtedness with respect to Capital Leases and purchase money Indebtedness (including any such Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital asset) in an aggregate amount not to exceed at any time $10,000,000; provided, any such Indebtedness (A) shall be secured only by the asset acquired, constructed or improved in connection with the incurrence of such Indebtedness, and (B) shall constitute not more than 100% of the aggregate consideration paid with respect to such asset; and (ii) refinancings, renewals and extensions of any such purchase money Indebtedness if the terms and conditions thereof are not less favorable to the obligor thereon or to the Lenders than the Indebtedness being refinanced, renewed or extended, and the average life to maturity thereof is greater than or equal to that of the Indebtedness being refinanced, renewed or extended; provided, any such refinancings, renewals and extensions shall not (A) include Indebtedness of an obligor that was not an obligor with respect to the Indebtedness being extended, renewed or refinanced, (B) exceed in a principal amount the Indebtedness being renewed, extended or refinanced plus the amount of any interest, premium, or penalties required to be paid thereon plus fees and expenses associated therewith or (C) be incurred, created or assumed if any Default or Event of Default has occurred and is continuing or would result therefrom;
          (m) (i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Subsidiary or Indebtedness attaching to assets that are acquired by Holdings or any of its Subsidiaries, in each case after the Exit Facilities Conversion Date as the result of a Permitted Acquisition, in an aggregate amount not to exceed $10,000,000 at any one time outstanding, provided that (x) such Indebtedness existed at the time such Person became a Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation thereof and (y) such Indebtedness is not guaranteed in any respect by Holdings or any Subsidiary (other than by any such Person that so becomes a Subsidiary or that was a guarantor prior to becoming a Subsidiary), and (ii) any refinancing, refunding, renewal or extension of any Indebtedness specified in subclause (i) above, provided, that (1) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension plus the amount of any interest, premium or penalties required to be paid thereon plus fees and expenses associated therewith, (2) the direct and contingent obligors with respect to such Indebtedness are not changed and (3) such Indebtedness shall not be secured by any assets other than the assets securing the Indebtedness being renewed, extended or refinanced;
          (n) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed at any time $5,000,000;
          (o) Indebtedness of Holdings that is subordinated (including, without limitation, remedy standstills) to the Obligations and is payable in kind in each case on terms reasonably satisfactory to Administrative Agent that is issued to directors, officers, consultants, employees or former employees in consideration for the redemption of Equity Interests permitted by Section 6.4(d) (it being understood that any Indebtedness of Holdings incurred pursuant to this clause (p) shall not be subject to the $2,000,000 limitation set forth in Section 6.4(d);
          (p) Indebtedness of any Foreign Subsidiary to (i) any other wholly owned Foreign Subsidiary or (ii) any other Subsidiary to extent permitted as an Investment pursuant to Section 6.6(j);
          (q) Indebtedness representing insurance premiums owing in the ordinary course of business;
          (r) unsecured Indebtedness of Holdings to any Foreign Subsidiary for cash paid to Holdings in an amount not to exceed the amount of such cash paid to Holdings; provided that all such Indebtedness shall be subordinated in right of payment to the payment in full of the Obligations;
          (s) Indebtedness in an aggregate principal amount not to exceed $20,000,000 (plus any related PIK Interest incurred in connection therewith) incurred after the Exit Facilities Conversion Date to finance the cash consideration payable in connection with Permitted Acquisitions pursuant to Section 6.8(f) that (i) is subordinated to the Obligations on terms reasonably satisfactory to Administrative Agent, (ii) matures no earlier than one year after the Maturity Date, (iii) does not require any mandatory sinking fund, scheduled payment of principal or interest (other than interest payable solely in additional subordinated Indebtedness that is permitted under this Section 6.1(t) (“PIK Interest”)), mandatory redemption or redemption at the option of the holders thereof prior to the date which is no earlier than one year after the Maturity Date and (iv) is incurred by a Borrower or a Guarantor; provided that (1) both immediately prior and after giving effect to the incurrence thereof, (x) no Default shall exist or result therefrom and (y) Holdings will be in compliance with the covenants set forth in Section 6.7;
          (t) Indebtedness in the form of deferred cash payment obligations undertaken pursuant to the Plan to pre-petition unsecured creditors with respect to their claims in an aggregate amount not to exceed $1,000,000;

          (u) Indebtedness secured solely by split dollar or other life insurance policies entered into before the Closing Date; provided that recourse for such Indebtedness is limited to the cash surrender value of such insurance polices;
          (v) other unsecured Indebtedness of Holdings and its Subsidiaries in an aggregate amount not to exceed at any time $10,000,000; and
          (w) Indebtedness to Sponsor or any Affiliate of Sponsor in an aggregate principal amount not to exceed $25,000,000 incurred to finance the purchase by Holdings or its Subsidiaries, directly or indirectly, of any Blue Thunder Equipment and the maintenance, repairs, taxes, registration fees or other fees or expenses related to the Blue Thunder Equipment or the purchase or ownership thereof; provided that such Indebtedness (i) matures no earlier than one year after the initial funding thereof; (ii) is secured solely by the Blue Thunder Equipment purchased with the proceeds of such Indebtedness; and (iii) does not require any mandatory sinking fund, scheduled payment of principal or interest, mandatory redemption or redemption at the option of the holders thereof prior to the maturity date of such Indebtedness.
     6.2. Liens. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Holdings or any of its Subsidiaries, whether now owned or hereafter acquired or licensed, or any income, profits or royalties therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income, profits or royalties under the UCC of any State, the Canadian PPSA or under any similar recording or notice statute or under the intellectual property laws, rules or procedures, except:
          (a) Liens in favor of Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document;
          (b) Liens for Taxes not yet delinquent or are being contested as required pursuant to Section 5.3;
          (c) Liens of landlords, banks (and rights of set-off), of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law (other than any such Lien imposed pursuant to Section 401 (a)(29) or 412(n) of the Internal Revenue Code or by ERISA), in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of thirty days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts;
          (d) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money or other Indebtedness), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;
          (e) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of Holdings or any of its Subsidiaries;
          (f) any interest or title of a lessor or sublessor under any lease of real estate permitted hereunder, and leases and subleases of real property by Holdings or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of Holdings or such Subsidiary;
          (g) Liens solely on any cash earnest money deposits made by Holdings or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;
          (h) purported Liens evidenced by the filing of precautionary UCC or Canadian PPSA financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;
          (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
          (j) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;
          (k) any interest or title of a licensor under any lease of patents, copyrights, trademarks, or other intellectual property rights permitted hereunder, and licenses and sublicenses of patents, copyrights, trademarks and other intellectual property rights granted by Holdings or any of its Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of Holdings or such Subsidiary;
          (l) Liens described in Schedule 6.2;
          (m) Liens securing Indebtedness permitted pursuant to Section 6.1(l); provided any such Lien shall encumber only the asset acquired, constructed or improved with the proceeds of such Indebtedness;
          (n) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by any Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that, unless such Liens are non-consensual and arise by operation of law, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

          (o) Liens on the assets of Foreign Subsidiaries securing Indebtedness permitted to be incurred pursuant to Section 6.1(n);
          (p) Liens arising out of judgments or awards in connection with court proceedings which do not constitute an Event of Default;
          (q) Liens securing Indebtedness permitted pursuant to Section 6.1(q) and Section 6.1(u); provided any such Lien shall encumber only the rights and interests under the insurance policy that secures such Indebtedness;
          (r) Liens securing the Existing DIP Credit Agreement Reserve Amount;
          (s) Liens securing Indebtedness permitted pursuant to Section 6.1(w); provided any such Lien shall encumber only the Blue Thunder Equipment purchased with the proceeds of such Indebtedness and any improvements made to such Blue Thunder Equipment; and
          (t) Liens that do not, individually or in the aggregate, secure obligations (or encumber property with a fair market value) in excess of $5,000,000 at any one time outstanding.
No reference herein to Liens permitted hereunder (including Permitted Liens), including any statement or provision as to the acceptability of any Liens (including Permitted Liens), shall in any way constitute or be construed as to provide for a subordination of any rights of the Agents or the Lenders hereunder or arising under any of the other Credit Documents in favor of such Liens
     6.3. No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to an executed agreement with respect to a permitted Asset Sale and (b) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses or similar agreements, as the case may be), no Credit Party nor any of its Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, to secure the Obligations.
     6.4. Restricted Junior Payments. No Credit Party shall, nor shall it permit any of its Subsidiaries through any manner or means or through any other Person to, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment except that (a) any Subsidiary of Holdings may make Restricted Junior Payments to any Credit Party that is a Domestic Subsidiary of Holdings (and, in the case of a Restricted Payment by a non-wholly owned Subsidiary of Holdings, to each other owner of Equity Interests of such Subsidiary based on their relative ownership interests), (b) any Subsidiary of Holdings that is not a Subsidiary Guarantor may make Restricted Payments to any other Subsidiary of Holdings that is not a Subsidiary Guarantor, (c) Holdings may pay dividends in the form of its common Equity Interests, (d) so long as no Default or Event of Default shall have occurred and be continuing or shall be caused thereby, Holdings may repurchase its Equity Interests owned by directors, officers, consultants, employees and former employees of Holdings or make payments to directors, officers, consultants, employees and former employees of Holdings in connection with stock options, stock appreciation rights, “phantom” stock plans or similar equity incentives or equity based incentives pursuant to management or other incentive plans or in connection with the termination, death or disability of such directors, officers, consultants and employees in an aggregate amount not to exceed $2,000,000 (excluding the principal amount of subordinated notes issued by Holdings under Section 6.1(p)) in any Fiscal Year and (e) Holdings may make payments pursuant to a Management Agreement as permitted in accordance with Section 6.11(h).
     6.5. Restrictions on Subsidiary Distributions. Except as provided herein, no Credit Party shall, nor shall it permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of Holdings to (a) pay dividends or make any other distributions on any of such Subsidiary’s Equity Interests owned by Holdings or any other Subsidiary of Holdings, (b) repay or prepay any Indebtedness owed by such Subsidiary to Holdings or any other Subsidiary of Holdings, (c) make loans or advances to Holdings or any other Subsidiary of Holdings, or (d) transfer, lease or license any of its property or assets to Holdings or any other Subsidiary of Holdings other than restrictions (i) in agreements evidencing Indebtedness permitted by Section 6.1(l) that impose restrictions on the property so acquired, constructed or improved, (ii) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business, (iii) that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Equity Interests not otherwise prohibited under this Agreement, (iv) described on Schedule 6.5, (v) in agreements or other arrangements relating to Indebtedness to the extent incurred pursuant to Section 6.1(n) of a Foreign Subsidiary of Holdings so long as such restrictions apply only to such Foreign Subsidiary and its Foreign Subsidiaries, (vi) in agreements relating to Indebtedness to the extent incurred pursuant to Section 6.1(c), or (vii) applicable to Haul Insurance.
     6.6. Investments. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, including any Joint Venture, except:
          (a) Investments in Cash and Cash Equivalents;
          (b) equity Investments owned as of the Closing Date in any Subsidiary and Investments made after the Closing Date in Systems and any wholly-owned Guarantor Subsidiary of Holdings;
          (c) Investments (i) in any Securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and (ii) deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with the past practices of Holdings and its Subsidiaries;
          (d) intercompany loans to the extent permitted under Section 6.1(b);

          (e) Consolidated Capital Expenditures with respect to Borrowers and the Guarantors permitted by Section 6.7(d);
          (f) (i) loans to its respective employees in the ordinary course of business consistent with past practices for travel and entertainment expenses, relocation costs and similar purposes, and stock option financing in an aggregate principal amount not to exceed $2,000,000 at any time outstanding and (ii) leases of rigs to owner/operators and advances of operating expenses thereto in the ordinary course of business, provided that such advances for operating expenses shall not exceed an aggregate amount of $5,000,000 at any time outstanding;
          (g) Investments made following the Exit Facilities Conversion Date in connection with Permitted Acquisitions permitted pursuant to Section 6.8;
          (h) Hedge Agreements entered into by Borrowers or any Subsidiary and permitted pursuant to this Agreement;
          (i) Investments described in Schedule 6.6;
          (j) other Investments in Subsidiaries other than wholly-owned Guarantor Subsidiaries of Holdings in an aggregate amount not to exceed at any time $7,500,000;
          (k) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;
          (l) non-cash consideration issued by the purchaser of assets in connection with a sale of such assets to the extent permitted by Section 6.8;
          (m) cashless loans to officers and directors of Holdings and its Subsidiaries to purchase Equity Interests of Holdings in the ordinary course of business;
          (n) Holdings may make investments in Haul Insurance in a maximum aggregate net amount not to exceed the greater of (i) $35,000,000 in any Fiscal Year and (ii) any amount of capital required to be maintained by Haul Insurance under the laws of its jurisdiction of incorporation or formation; and
          (o) additional Investments so long as the aggregate amount invested, loaned or advanced pursuant to this clause (determined without regard to any write-downs or write-offs of such investments, loans and advances) does not exceed $5,000,000 in the aggregate.
     Notwithstanding the foregoing, in no event shall any Credit Party make any Investment which results in or facilitates in any manner any Restricted Junior payment not otherwise permitted under the terms of Section 6.4.
   6.7. Financial Covenants.

          (a) Interest Coverage Ratio. Holdings shall not permit the Interest Coverage Ratio as of the end of any Fiscal Quarter, beginning with the Fiscal Quarter ending June 30, 2007, to be less than the correlative ratio indicated:

Fiscal	Interest Coverage
Quarter Ending	Ratio
June 30, 2007	1.50:1.00
September 30, 2007	1.75:1.00
December 31, 2007	2.00:1.00
March 31, 2008	2.00:1.00
June 30, 2008	2.50:1.00
September 30, 2008	2.75:1.00
December 31, 2008	3.00:1.00
March 31, 2009	3.25:1.00
June 30, 2009	3.25:1.00
September 30, 2009	3.25:1.00
December 31, 2009	3.25:1.00
March 31, 2010	3.25:1.00
June 30, 2010	3.25:1.00
September 30, 2010	3.25:1.00
December 31, 2010	3.25:1.00
Thereafter	3.50:1.00
          (b) Leverage Ratio. Holdings shall not permit the Leverage Ratio as of the end of any Fiscal Quarter, beginning with the Fiscal Quarter ending June 30, 2007, to exceed the correlative ratio indicated:

Fiscal
Quarter Ending	Leverage Ratio
June 30, 2007	6.50:1.00
September 30, 2007	5.50:1.00
December 31, 2007	5.00:1.00
March 31, 2008	4.50:1.00
June 30, 2008	3.50:1.00
September 30, 2008	3.25:1.00
December 31, 2008	3.00:1.00
March 31, 2009	2.75:1.00
June 30, 2009	2.75:1.00
September 30, 2009	2.75:1.00
December 31, 2009	2.75:1.00
March 31, 2010	2.75:1.00
June 30, 2010	2.75:1.00

Fiscal
Quarter Ending	Leverage Ratio
September 30, 2010	2.75:1.00
December 31, 2010	2.75:1.00
Thereafter	2.50:1.00
          (c) Consolidated Adjusted EBITDA. Until the Exit Facilities Conversion Date, permit Consolidated Adjusted EBITDA as of the end of any month, beginning with the month ending March 30, 2007, for the twelve month period then ended to be less than the correlative amount indicated:

Consolidated Adjusted
Month	EBITDA
March 2007	$46,000,000
April 2007	$43,000,000
May 2007	$37,000,000
June 2007	$32,000,000
July 2007	$32,000,000
August 2007	$32,000,000
September 2007	$32,000,000
          (d) Maximum Consolidated Capital Expenditures. Holdings shall not, and shall not permit its Subsidiaries to, make or incur Consolidated Capital Expenditures in any Fiscal Year indicated below, in an aggregate amount for Holdings and its Subsidiaries in excess of the sum of (i) the corresponding amount set forth below opposite such Fiscal Year plus (ii) cash proceeds from a capital contribution to, or the issuance of any Equity Interest in, Holdings received by Holdings during such Fiscal Year and not required to be applied to prepay Loans pursuant to Section 2.14(b); provided that such proceeds are applied by Holdings no later than six months after receipt thereof plus (iii) the Permitted Carry-Forward Amount; provided however, that for purposes of this Section 6.7(d), if during any Fiscal Year (a “Base Fiscal Year”) Holdings or its Subsidiaries has entered into a legally binding commitment to make or incur Capital Expenditures during the immediately following Fiscal Year (“Committed Capital Expenditures”), Holdings and its Subsidiaries may treat up to $7,500,000 of the aggregate amount of such Committed Capital Expenditures actually expended within ninety days after the end of such Base Fiscal Year (“Spent Committed Capital Expenditures”) as being expended during such Base Fiscal Year:

Consolidated Capital
Fiscal Year	Expenditures
2007	$65,000,000
2008	$70,000,000
2009	$70,000,000
2010	$70,000,000
2011	$70,000,000
2012	$70,000,000
For purposes of this Section 6.7(d), “Permitted Carry-Forward Amount” shall mean, for any Fiscal Year, the greater of (i) 50% of the amount of Consolidated Excess Cash Flow for the immediately preceding Fiscal Year not required to prepay the Loans pursuant to Section 2.14(d) and (ii) the amount equal to the excess, if any, (but in no event more than 50%) of the corresponding amount of permitted Consolidated Capital Expenditures for the immediately preceding Fiscal Year set forth in the chart above over the sum of (A) the actual amount of Consolidated Capital Expenditures for such previous Fiscal Year plus (B) the amount of Spent Committed Capital Expenditures actually made within ninety days after the end of such previous Fiscal Year.
Notwithstanding the foregoing, any purchase by Holdings or its Subsidiaries, directly or indirectly, of the Blue Thunder Equipment and any maintenance, repairs, taxes, registration fees or other fees or expenses related to the Blue Thunder Equipment or the purchase or ownership thereof, in each case made during the 2007 Fiscal Year in an amount up to $25,000,000 shall not be counted against the Consolidated Capital Expenditures limitation for the 2007 Fiscal Year as set forth above.
          (e) Certain Calculations. With respect to any period during which a Permitted Acquisition or an Asset Sale has occurred (each, a “Subject Transaction”) and (a) such Transaction is equal to or less than $5,000,000, Borrowers may elect, at the time of the closing of such Subject Transaction, by providing written notice to Administrative Agent, to include pro forma calculations with respect to such Subject Transaction and (b) such Transaction is greater than $5,000,000 Borrowers shall, in each case for purposes of determining compliance with the financial covenants set forth in this Section 6.7, Consolidated Adjusted EBITDA shall be calculated with respect to such period on a pro forma basis (including pro forma adjustments arising out of events which are directly attributable to a specific transaction, are factually supportable and are expected to have a continuing impact, in each case determined on a basis consistent with Article 11 of Regulation S-X promulgated under the Securities Act and as interpreted by the staff of the Securities and Exchange Commission, which would include cost savings resulting from head count reduction, closure of facilities and similar restructuring charges, which pro forma adjustments shall be certified by the chief financial officer of Holdings) using the historical (audited, if available) financial statements of any business so acquired or to be acquired or sold or to be sold and the consolidated financial statements of Holdings and its Subsidiaries which shall be reformulated as if such Subject Transaction, and any Indebtedness incurred or repaid in connection therewith, had been consummated or incurred or repaid at the beginning of such period (and assuming that such Indebtedness bears interest during any portion of the applicable measurement period prior to the relevant acquisition at the weighted average of the interest rates applicable to outstanding Loans incurred during such period).
     6.8. Fundamental Changes; Disposition of Assets; Acquisitions. No Credit Party shall, nor shall it permit any of its Subsidiaries (other than Inactive Subsidiaries) to, enter into any transaction of merger, amalgamation or consolidation, reorganization or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or license, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, or acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, materials and equipment and Capital Expenditures in the ordinary course of business) the business, property or fixed assets of, or stock or other evidence of beneficial ownership of, any Person or any division or line of business or other business unit of any Person, except:
          (a) any Subsidiary of Holdings may be merged or amalgamated with or into Holdings or any Subsidiary of Holdings, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Holdings or any Subsidiary; provided, in the case of such a merger or amalgamation, (i) if any Borrower is a party to such merger or amalgamation, such Borrower shall be the continuing or surviving Person and (ii) subject to the foregoing clause (i), if any Guarantor Subsidiary is a party to such merger or amalgamation, such Guarantor Subsidiary shall be the continuing or surviving Person;
          (b) upon no less than thirty (30) days prior written notice to Administrative Agent, Holdings may merge with and into any Subsidiary, if the sole purpose and effect of such merger is to effect a so-called “reincorporation merger” in which the surviving corporation will be incorporated in the State of Delaware and if all of the following conditions are met: (i) no Default or Event of Default shall exist at the time of and after giving effect to such merger, (ii) the Collateral Agent’s Liens on the Collateral shall remain a perfected First Priority Lien, and Holdings shall cause the surviving corporation to execute and deliver to Administrative Agent such documents, instruments, financing statements, and amendments to Loan Documents as Administrative Agent or Collateral Agent may reasonably request to continue the perfection and priority of the Collateral Agent’s Liens on the Collateral;
          (c) sales or other dispositions of assets that do not constitute Asset Sales;
          (d) Asset Sales, the proceeds of which (valued at the principal amount thereof in the case of non-Cash proceeds consisting of notes or other debt Securities and valued at fair market value in the case of other non-Cash proceeds) when aggregated with the proceeds of all other Asset Sales made within the same Fiscal Year, are no more than $7,500,000 and when aggregated with the proceeds of all other Asset Sales made since the Closing Date, are not more than $15,000,000; provided (1) the consideration received for such assets shall be in an amount at least equal to the fair market value thereof (determined in good faith by the board of directors of Holdings (or similar governing body) or an Executive Officer of Holdings authorized by such governing body), (2) no less than 75% thereof shall be paid in Cash, and (3) the Net Asset Sale Proceeds thereof shall be applied as required by Section 2.14(a);

          (e) disposals of obsolete, worn out or surplus property;
          (f) Permitted Acquisitions consummated following the Exit Facilities Conversion Date, the consideration for which constitutes (i) not more than $10,000,000 in the aggregate in any Fiscal Year, and (ii) not more than $25,000,000 in the aggregate from the Closing Date to the date of determination;
          (g) Permitted Acquisitions consummated following the Exit Facilities Conversion Date, the cash consideration for which constitutes not more than $60,000,000 in the aggregate from the Closing Date to the date of determination; provided that (1) the cash consideration for such Permitted Acquisitions are funded solely with the proceeds of (i) the sale by Holdings of Equity Interests (other than Disqualified Equity Interests) to Sponsor or one of its Controlled Investment Affiliates and/or (ii) Indebtedness permitted pursuant to Sections 6.1(c) and 6.1(s) and (2) no less than 35% of the cash consideration for such Permitted Acquisitions are funded with the proceeds of Equity Interests described in clause (i) of this proviso;
          (h) Investments made in accordance with Section 6.6;
          (i) any Foreign Subsidiary of Holdings may be merged with or into a wholly-owned Foreign Subsidiary of Holdings, or be liquidated, wound up or dissolve, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to a wholly owned Foreign Subsidiary of Holdings;
          (j) the Planned Asset Sales as described on Schedule 6.8(a);
          (k) sale of terminal locations or related real estate which is no longer needed or useful in the business of the Credit Parties and having a value, in the case of any single parcel or related series of parcels sold in one transaction or a series of transaction, does not exceed $1,500,000; and
          (l) transactions expressly provided for in the Plan to occur on or substantially contemporaneously with the Plan Effective Date and described on Schedule 6.8(b).
     6.9. Disposal of Subsidiary Interests. Except for any sale of all of its interests in the Equity Interests of any of its Subsidiaries in compliance with the provisions of Section 6.8 and Liens permitted under Sections 6.2(a) no Credit Party shall, nor shall it permit any of its Subsidiaries to, (a) directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any Equity Interests of any of its Subsidiaries, except to qualify directors if required by applicable law; or (b) permit any of its Subsidiaries directly or indirectly to sell, assign, pledge or otherwise encumber or dispose of any Equity Interests of any of its Subsidiaries, except to another Credit Party (subject to the restrictions on such disposition otherwise imposed hereunder), or to qualify directors if required by applicable law.
     6.10. Sales and Lease-Backs. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which such Credit Party (a) has sold or transferred or is to sell or to transfer to any other Person (other than Holdings or any of its Subsidiaries), or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by such Credit Party to any Person (other than Holdings or any of its Subsidiaries) in connection with such lease unless (1) the sale of such property is permitted pursuant to Section 6.8 and (2) any Capital Lease or Liens arising in connection therewith are permitted by Sections 6.1 and 6.2, as the case may be.
     6.11. Transactions with Shareholders and Affiliates. No Credit Party shall, nor shall it permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Holdings on terms that are less favorable to Holdings or that Subsidiary, as the case may be, than those that might be obtained at the time from a Person who is not such a holder or Affiliate; provided, the foregoing restriction shall not apply to (a) any transaction between or among the Credit Parties; (b) reasonable and customary fees paid to members of the board of directors (or similar governing body) of Holdings and its Subsidiaries; (c) compensation arrangements for officers and other employees of Holdings and its Subsidiaries entered into in the ordinary course of business; (d) transactions described in Schedule 6.11; (e) Restricted Junior Payments permitted pursuant to Section 6.4 (other than those permitted under Section 6.4(d)), (f) Investments may be made to the extent permitted by Sections 6.1(p) and 6.6(j), (g) the provision of officers’ and directors indemnification and insurance in the ordinary course of business to the extent permitted by applicable law, (h) after the Exit Facilities Conversion Date, payments of management fees pursuant to a Management Agreement in an aggregate amount not to exceed $1,500,000 per Fiscal Year plus reasonable out-of-pocket expenses of the manager thereunder; provided that (A) the payments of such amounts shall be subordinated to the Obligations on terms reasonably satisfactory to Administrative Agent, (B) no Default or Event of Default shall have occurred and be continuing at the time of such payments or shall be caused thereby, (C) the Leverage Ratio as of the last day of the Fiscal Quarter most recently ended for which financial statements have been delivered pursuant to Section 5.1(b) or Section 5.1(c) shall not exceed 1.75:1.00 and (D) the Consolidated Excess Cash Flow for the Fiscal Year most recently ended shall be greater than $0; (i) customary cash management arrangements with Foreign Subsidiaries in the ordinary course of business; and (i) sale for less than fair market value to management of Holdings or any Subsidiary of any common Equity Interests of Holdings. Conduct of Business. From and after the Closing Date, no Credit Party shall, nor shall it permit any of its Subsidiaries to, engage in any business other than (i) the businesses engaged in by such Credit Party on the Closing Date and similar or related businesses and (ii) such other lines of business as may be consented to by Requisite Lenders.
     6.13. Amendments or Waivers of Organizational Documents and Certain Agreements. No Credit Party shall, nor shall it permit any of its Subsidiaries to, agree to any amendment, restatement, supplement or other modification to, or waiver of, any of its Organizational Documents, any Management Agreement or, after the Exit Facilities Conversion Date, any of its rights under the Plan which in each case is materially adverse to the Lenders, without in each case obtaining the prior written consent of Requisite Lenders to such amendment, restatement, supplement or other modification or waiver.
     6.14. Haul Insurance. Haul Insurance shall have no assets or liabilities other than those associated with the provision of insurance and services related thereto, and shall not conduct and or engage in any business activities other than such business and activities as they relate to the provision of insurance and services related thereto substantially all of which insurance and related services are provided for the benefit of Holdings or their Subsidiaries. The insurance and related services of Haul Insurance not provided for the benefit of Holdings or its Subsidiaries shall be provided to third parties and the insurance premiums charged and collected with respect thereto shall be segregated from any cash or other assets of Holdings and its other Subsidiaries. Haul Insurance shall take appropriate measures (through reinsurance and other appropriate means) to reduce the insurance risk and exposure relating to such third party insurance to an amount not in excess of the capital provided to support such activities.
     6.15. Chapter 11 Claims; Adequate Protection. Prior to the Exit Facilities Conversion Date, no Credit Party shall, nor shall it permit any of its Subsidiaries to, incur, create, assume, suffer to exist or permit (other than those existing, and disclosed to Syndication Agent, on the date hereof) any (i) administrative expense, unsecured claim, or other super-priority claim or Lien (except Permitted Liens) that is pari passu with or senior to the claims of the Secured Parties against the Credit Parties hereunder, or apply to the Bankruptcy Court or the Canadian Court for authority to do so, except for the Carve-Out, or (ii) obligation to make adequate protection payments, or otherwise provide adequate protection, other than as approved by the Requisite Lenders.
     6.16. DIP Orders and Canadian Orders. Prior to the Exit Facilities Conversion Date, no Credit Party shall make or permit to be made any change, amendment or modification, or any application or motion for any change, amendment or modification, to the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or Canadian Final Order, other than as approved in writing by the Requisite Lenders.
     6.17. Limitation on Prepayments of Pre-Petition Obligations. Prior to the Exit Facilities Conversion Date, and except as otherwise permitted pursuant to the Interim DIP Order, the Final DIP Order, the Canadian Interim Order, Canadian Final Order, the order of the Bankruptcy Court granting Debtors’ Motion for Authority to Pay Prepetition Automobile Liability Claims and to Enter into a Corrective Endorsement with Respect to One of the Automobile Policies” entered on September 25, 2006 or otherwise consented to by the Requisite Lenders, no Credit Party shall (i) make any payment or prepayment on or redemption or acquisition for value (including, without limitation, by way of depositing with the trustee with respect thereto money or securities before due for the purpose of paying when due) of any Prepetition Indebtedness or other pre-Petition Date obligations of any Credit Party, (ii) pay any interest on any pre-Petition Date Indebtedness of any Credit Party (whether in cash, in kind securities or otherwise), or (iii) make any payment or create or permit any Lien pursuant to Section 361 of the Bankruptcy Code (or pursuant to any other provision of the Bankruptcy Code authorizing adequate protection), or apply to the Bankruptcy Court or the Canadian Court for the authority to do any of the foregoing; provided, that (x) Borrowers may make payments for administrative expenses that are allowed and payable under Sections 328, 330 and 331 of the Bankruptcy Code, and (y) Borrowers may make payments permitted by the order of the Bankruptcy Court entered prior to March 16, 2007. In addition, no Credit Party shall permit any of its Subsidiaries to make any payment, redemption or acquisition which such Credit Party is prohibited from making under the provisions of this Section 6.17.
     6.18. Fiscal Year. No Credit Party shall, nor shall it permit any of its Subsidiaries to change its Fiscal Year-end from December 31.
     6.19. Repayment of Indebtedness. Except pursuant to the Plan and except as specifically permitted hereunder, prior to the Exit Facilities Conversion Date no Credit Party shall make any payment or transfer with respect to any Lien or Indebtedness incurred or arising prior to the filing of the Cases that is subject to the automatic stay provisions of the Bankruptcy Code or the Canadian Stay Order whether by way of “adequate protection” under the Bankruptcy Code or otherwise except pursuant to an order of the Bankruptcy Court or the Canadian Court after notice and hearing.
     6.20. Reclamation Claims. No Credit Party shall hereafter enter into any agreement to return any of its inventory to any of its creditors for application against any Prepetition Indebtedness, trade payables incurred prior to the Petition Date or other prepetition claims under Section 546(g) of the Bankruptcy Code or otherwise or allow any creditor to take any setoff or recoupment against such Prepetition Indebtedness, trade payables incurred prior to the Petition Date or other prepetition claims based upon any such return pursuant to Section 553(b)(1) of the Bankruptcy Code or otherwise if, after giving effect to any such agreement, setoff or recoupment, the aggregate amount of Prepetition Indebtedness, prepetition trade payables and other prepetition claims subject to all such agreements, setoffs and recoupments since the Petition Date would exceed $400,000. Subject to the foregoing limitation, Borrowers shall be permitted to make payments in respect of trade payables incurred prior to the Petition Date and wages, commissions and benefits owed to employees and independent contractors that are in the ordinary course of business so long as such payments are consistent with orders entered prior to March 17, 2006 and are approved by the Bankruptcy Court.
     6.21. Chapter 11 Claims. No Credit Party shall incur, create, assume, suffer to exist or permit any other super-priority administrative claim which is pari passu with or senior to the claims of Agents and Lenders against Borrowers and the other Credit Parties, except as set forth in Section 2.24.
SECTION 7. GUARANTY
     7.1. Guaranty of the Obligations. Subject to the provisions of Section 7.2, Guarantors jointly and severally hereby irrevocably and unconditionally guaranty to Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect) (collectively, the “Guaranteed Obligations”).
     7.2. Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.
     7.3. Payment by Guarantors. Subject to Section 7.2, Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of Borrowers to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect), Guarantors will upon demand pay, or cause to be paid, in Cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrowers’ becoming the subject of a case under the Bankruptcy Code, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Borrowers for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to Beneficiaries as aforesaid.

     7.4. Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:
          (a) this Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;
          (b) Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrowers and any Beneficiary with respect to the existence of such Event of Default;
          (c) the obligations of each Guarantor hereunder are independent of the obligations of Borrowers and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrowers, and a separate action or actions may be brought and prosecuted against such Guarantor whether any or not any action is brought against Borrowers or any of such other guarantors and whether or not any Borrower is joined in any such action or actions;
          (d) payment by any Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the Guaranteed Obligations which has not been paid. Without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the Guaranteed Obligations;
          (e) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against Borrowers or any security for the Guaranteed Obligations; (vi) exercise the Exit Facilities Option; and (vii) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and
          (f) this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of Holdings or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrowers may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.
     7.5. Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against Borrowers, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Borrowers, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of Borrowers or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Borrowers or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Borrowers or any other Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior which amounts to willful misconduct, gross negligence or bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Borrowers and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.
     7.6. Guarantors’ Rights of Subrogation, Contribution, etc. Until the Guaranteed Obligations (other than contingent indemnification obligations for which no claim has been made) shall have been indefeasibly paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled, each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against Borrowers or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against Borrowers with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against Borrowers, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations (other than contingent indemnification obligations for which no claim has been made) shall have been indefeasibly paid in full and the Revolving Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against Borrowers or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against Borrowers, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations (other than contingent indemnification obligations for which no claim has been made) shall not have been finally and indefeasibly paid in full, such amount shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.
     7.7. Subordination of Other Obligations. Any Indebtedness of Borrowers or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the Guaranteed Obligations, and any such Indebtedness collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.
     7.8. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations shall have been paid in full and the Revolving Commitments and LC Commitments shall have terminated and all Letters of Credit shall have expired or been cancelled. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.
     7.9. Authority of Guarantors or Borrowers. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or any Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.
     7.10. Financial Condition of Borrowers. Any Credit Extension may be made to any Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of Borrowers at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of Borrowers. Each Guarantor has adequate means to obtain information from Borrowers on a continuing basis concerning the financial condition of any Borrower and their ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of Borrowers and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of Borrowers now known or hereafter known by any Beneficiary.
     7.11. Bankruptcy, etc.
          (a) So long as any Guaranteed Obligations (other than contingent indemnification obligations for which no claim has been made) remain outstanding, no Guarantor shall, without the prior written consent of Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against Borrowers or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrowers or any other Guarantor or by any defense which Borrowers or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.
          (b) Each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve Borrowers of any portion of such Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar Person to pay Administrative Agent, or allow the claim of Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.
          (c) In the event that all or any portion of the Guaranteed Obligations are paid by Borrowers, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.
     7.12. Discharge of Guaranty Upon Sale of Guarantor. (a) If all of the Equity Interests of any Guarantor or any of its successors in interest hereunder shall be sold or otherwise disposed of (including by merger or consolidation) in accordance with the terms and conditions hereof, the Guaranty of such Guarantor or such successor in interest, as the case may be, hereunder shall automatically be discharged and released without any further action by any Beneficiary or any other Person effective as of the time of such Asset Sale.
          (b) Notwithstanding anything to the contrary in this Agreement or the other Loan Documents, if at any time after the Exit Facilities Conversion Date, the Guaranty of any

Canadian Subsidiary that is a Controlled Foreign Subsidiary causes, or is reasonably expected to cause, material adverse tax consequences to Holdings and its Domestic Subsidiaries, taken as a whole, then the Guaranty of such Canadian Subsidiary shall be discharged and released by Administrative Agent without any further action by any Beneficiary or any other Person; provided that in the event (whether as a result of an amendment of the Internal Revenue Code or otherwise) a Guaranty by such Canadian Subsidiary thereafter would not result in material adverse tax consequences to Holdings and its Domestic Subsidiaries, upon the request of Administrative Agent, such Canadian Subsidiary shall again become a Guarantor hereunder by executing a Counterpart Agreement and taking the actions required pursuant to Section 5.10.
SECTION 8. EVENTS OF DEFAULT; CARVE-OUT EVENT
     8.1. Events of Default. If any one or more of the following conditions or events shall occur:
          (a) Failure to Make Payments When Due. Failure by Borrowers to pay (i) when due any installment of principal of any Loan, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; (ii) when due any amount payable in reimbursement of any LC Disbursement; or (iii) any interest on any Loan or any fee or any other amount due hereunder within three Business Days after the date due; or
          (b) Default in Other Agreements. (i) Failure of any Credit Party or any of their respective Subsidiaries to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than (x) Indebtedness referred to in Section 8.1(a) and (y) during the pendency of the Cases, Indebtedness incurred prior to the commencement of the Cases) with an aggregate principal amount of $7,500,000 or more, in each case beyond the grace period, if any, provided therefor; or (ii) breach or default by any Credit Party with respect to any other material term of (1) one or more items of Indebtedness in the aggregate principal amount referred to in clause (i) above or (2) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause, that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; or
          (c) Breach of Certain Covenants. Failure of any Credit Party to perform or comply with any term or condition contained in Section 2.6, Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) and 5.1(f), Section 5.2, 5.15, 5.16, 5.17, 5.18 or Section 6; or
          (d) Breach of Representations, etc. Any representation, warranty, certification or other statement made or deemed made by any Credit Party in any Credit Document or in any statement or certificate at any time given by any Credit Party or any of its Subsidiaries in writing pursuant hereto or thereto or in connection herewith or therewith shall be false in any material respect as of the date made or deemed made; or

          (e) Other Defaults Under Credit Documents. Any Credit Party shall default in the performance of or compliance with any term contained herein or any of the other Credit Documents (other than any Mortgage), other than any such term referred to in any other Section of this Section 8.1, and such default shall not have been remedied or waived within thirty days after the earlier of (i) an Authorized Officer of such Credit Party becoming aware of such default or (ii) receipt by any Borrower of notice from Administrative Agent or any Lender of such default; or
          (f) Involuntary Bankruptcy; Appointment of Receiver, etc. Following the Exit Facilities Conversion Date, (i) a court of competent jurisdiction shall enter a decree or order for relief in respect of Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) in an involuntary case or application under the Bankruptcy Code, Canadian Insolvency Law or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal, state, or provincial law; or (ii) an involuntary case or application shall be commenced against Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) under the Bankruptcy Code, Canadian Insolvency Law or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, receiver-manager, interim receiver, monitor, administrator, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Holdings or any of its Subsidiaries, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of a receiver, receiver-manager, interim receiver, monitor, administrator, liquidator, sequestrator, trustee, or other custodian of Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Holdings or any of its Subsidiaries (other than any Inactive Subsidiary), and any such event described in this clause (ii) shall continue for sixty days without having been dismissed, bonded or discharged; or
          (g) Voluntary Bankruptcy; Appointment of Receiver, etc. Following the Exit Facilities Conversion Date, (i) Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) shall have an order for relief entered with respect to it or shall commence a voluntary case or application under the Bankruptcy Code, Canadian Insolvency Law or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, including, without limitation, filing a notice of intention to make a proposal pursuant to the BIA or shall consent to the entry of an order for relief in an involuntary case or application, or to the conversion of an involuntary case or application to a voluntary case or application, under any such law, or shall consent to the appointment of or taking possession by a receiver, receiver-manager, interim receiver, monitor, administrator, liquidator, sequestrator, trustee or other custodian for all or a substantial part of its property; or Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) shall make any assignment for the benefit of creditors; or (ii) Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the board of directors (or similar governing body) of Holdings or any of its Subsidiaries (other than any Inactive Subsidiary) (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 8.1(f); or

          (h) Defaults Under Mortgages. Any Event of Default under and as defined in any Mortgage which would reasonably be expected to impair or adversely affect Collateral Agent’s ability to realize upon the Real Estate subject to such Mortgage shall occur and be continuing.
          (i) Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of $7,500,000 (in either case to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against Holdings or any of its Subsidiaries or any of their respective assets (other than the allowance of claims in the Cases) and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty days (or in any event later than five days prior to the date of any proposed sale thereunder); or
          (j) Dissolution. Any order, judgment or decree shall be entered against any Credit Party decreeing the winding up, dissolution or split up of such Credit Party and such order shall remain undischarged or unstayed for a period in excess of thirty days; or
          (k) Employee Benefit Plans. (i) There shall occur one or more ERISA Events which individually or in the aggregate results in or might reasonably be expected to result in liability of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in excess of $7,500,000 during the term hereof; or (ii) there exists any fact or circumstance that reasonably could be expected to result in the imposition of a Lien or security interest under Section 412(n) of the Internal Revenue Code or under ERISA, which individually or in the aggregate results in or might reasonably be expected to result in liability of Holdings, any of its Subsidiaries or any of their respective ERISA Affiliates in excess of $2,000,000 during the term hereof; or
          (l) Change of Control. A Change of Control shall occur; or
          (m) Guaranties, Collateral Documents and other Credit Documents. At any time after the execution and delivery thereof, (i) the Guaranty for any reason, other than the satisfaction in full of all Obligations, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void or any Guarantor shall repudiate its obligations thereunder, (ii) this Agreement or any Collateral Document ceases to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the satisfaction in full of the Obligations in accordance with the terms hereof) or shall be declared null and void, or Collateral Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Collateral Agent or any Secured Party to take any action within its control, or (iii) any Credit Party shall contest the validity or enforceability of any Credit Document in writing or deny in writing that it has any further liability, including with respect to future advances by Lenders, under any Credit Document to which it is a party or shall contest the validity or perfection of any Lien in any Collateral purported to be covered by the Collateral Documents; or

          (n) Prior to the Exit Facilities Conversion Date, any Case shall be dismissed or converted to a case under Chapter 7 of the Bankruptcy Code, or any Credit Party shall file any pleading requesting dismissal or there shall be filed a motion or other pleading seeking the termination of any of the proceedings pursuant to section 18.6 of the CCAA in respect of any of the Canadian Credit Parties; or a motion, any plan of reorganization or disclosure statement shall be filed by any Credit Party or any other action shall be taken by any Credit Party in any of the Cases, for the approval of (i) additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement or (ii) the granting of any Lien (other than Permitted Liens or Liens expressly permitted in the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order) upon or affecting any Collateral which are pari passu or senior to the Liens on the Collateral in favor of the Collateral Agent, for the benefit of Agent and Lenders, or (iii) any other action or actions adverse to Administrative Agent’s, the Syndication Agent’s, the Collateral Agent’s or Lenders’ interests under any Credit Document or their rights and remedies hereunder or their interest in the Collateral; or
          (o) Prior to the Exit Facilities Conversion Date, the Bankruptcy Court shall enter an order in any of the Cases granting (i) any other claim having priority senior to or pari passu with the claims of the Lenders under the Credit Documents or any other claim having priority over any or all administrative expenses of the kind specified in clause (b) of Section 503 or clause (b) of Section 507 of the Bankruptcy Code (other than the Carve-Out) or (ii) any Lien on the Collateral having a priority senior to or pari passu with the Liens and security interests granted herein, except as expressly provided herein, in the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order; or
          (p) Prior to the Exit Facilities Conversion Date, any Credit Party shall pay any prepetition Claim without the consent of Administrative Agent unless otherwise permitted pursuant to Section 6.17 of this Agreement; or
          (q) Prior to the Exit Facilities Conversion Date, the Bankruptcy Court or Canadian Court shall enter an order granting relief from the automatic stay applicable under Section 362 of the Bankruptcy Code or the Canadian Stay Order to any holder of any security interest to permit foreclosure on any assets having a book value in excess of $1,000,000 in the aggregate; or
          (r) Prior to the Exit Facilities Conversion Date, (i) any Credit Party shall fail to comply with the terms of the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order in any material respect, (ii) the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order shall be amended, supplemented, stayed, reversed, vacated or otherwise modified in any respect adverse to the Lenders without the written consent of the Requisite Lenders, or (iii) any Credit Party shall file a motion for reconsideration with respect to the Interim DIP Order, the Final DIP Order, the Canadian Interim Order or the Canadian Final Order; or
          (s) Prior to the Exit Facilities Conversion Date, the Bankruptcy Court shall enter an order appointing a trustee under Chapter 7 or Chapter 11 of the Bankruptcy Code, or a responsible officer or an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in subclauses (3) and (4) of clause (a) of Section 1106 of the Bankruptcy Code) under clause (b) of Section 1106 of the

Bankruptcy Code in the Cases ; or, in Canada, the appointment of a receiver, receiver-manager, interim receiver or trustee in bankruptcy in respect of any Credit Party; or
          (t) Prior to the Exit Facilities Conversion Date, a plan or reorganization (other than the Plan) is filed and both (i) the treatment of the claims of the Agents and Lenders in such plan of reorganization is not approved by Administrative Agent and the Syndication Agent and (ii) except as contemplated by Section 3.5, such plan of reorganization does not provide for the payment in full in cash of the Obligations on or prior to the date of consummation thereof; or
          (u) Prior to the Exit Facilities Conversion Date, the Credit Parties or any of their Subsidiaries shall seek to, or shall support (in any such case by way of any motion or other pleading filed with the Bankruptcy Court or the Canadian Court or any other writing to another party-in-interest executed by or on behalf of the Credit Parties or any of their Subsidiaries) any other Person’s motion to, disallow in whole or in part the Lenders’ claim in respect of the Obligations or to challenge the validity and enforceability of the Liens in favor of the Collateral Agent; or
          (v) The Information Officer’s Certificate (in substantially the form attached to the Canadian Interim Order) is not executed and filed with the Canadian Court on or before April 2, 2007; or
          (w) The Final DIP Order is not entered by the Bankruptcy Court on or before April 13, 2007; or
          (x) The Canadian Final Order is not entered by the Canadian Court on or before April 18, 2007.
THEN, (1) upon the occurrence of any Event of Default described in Section 8.1(f) or 8.1(g), automatically, and (2) upon the occurrence of any other Event of Default, at the request of (or with the consent of) Requisite Lenders, upon notice to any Borrower by Administrative Agent, in each case notwithstanding the provisions of Section 362 of the Bankruptcy Code or the Canadian Stay Order and without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court or the Canadian Court, (A) the Revolving Commitments, if any, of each Lender having such Revolving Commitments shall immediately terminate; (B) the Term Loan Commitments, if any, of each Lender having such Term Loan Commitments shall immediately terminate; (C) the LC Commitments, if any, of each Lender having such LC Commitments and the obligation of Administrative Agent to cause Issuing Bank to issue Letters of Credit shall immediately terminate; (D) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by each Credit Party: (I) the unpaid principal amount of and accrued interest on the Loans, (II) the unreimbursed amounts of LC Disbursements, (III) an amount equal to the maximum amount that may at any time be drawn under all Letters of Credit then outstanding (regardless of whether any beneficiary under any such Letter of Credit shall have presented, or shall be entitled at such time to present, the drafts or other documents or certificates required to draw under such Letters of Credit), and (IV) all other Obligations (other than contingent indemnification obligations for which no claim has been made); provided, the foregoing shall not affect in any way the obligations of Lenders under Section 2.3(b)(v) or Section 2.4(e); (E) subject, prior to the Exit Facilities Conversion Date, to the satisfaction of the notice and other requirements set forth in the Interim DIP Order, Final DIP Order, the Canadian Interim Order or the Canadian Final Order, Administrative Agent may cause Collateral Agent to enforce any and all Liens and security interests created pursuant to Collateral Documents; and (F) Administrative Agent shall direct Borrowers to pay (and Borrowers hereby agree upon receipt of such notice, or upon the occurrence of any Event of Default specified in Sections 8.1(f) and (g) to pay) to Administrative Agent such additional amounts of cash as reasonably requested by Issuing Bank or Administrative Agent, to be held as security for Borrowers’ reimbursement Obligations in respect of Letters of Credit then outstanding.
     8.2. Carve-Out Events.
          (a) Upon the first date on which the Agents and/or the Lenders are entitled to exercise remedies as provided in Section 8.1 hereof and notice thereof by Administrative Agent to the Credit Parties (the “Carve-Out Event Notice”), the right of the Credit Parties to pay professional fees outside the Carve-Out shall terminate (a “Carve-Out Event”), and, upon such occurrence, the Credit Parties, after receipt of the Carve-Out Event Notice from Administrative Agent, shall provide immediate notice by facsimile to all professionals informing them that a Carve-Out Event has occurred and further advising them that the Credit Parties’ ability to pay professionals is subject to the Carve-Out.
          (b) Notwithstanding anything in this Agreement to the contrary, on and after the Exit Facilities Conversion Date the right of the Credit Parties to pay professional fees shall be governed solely in accordance with the Plan and the Confirmation Order.
SECTION 9. AGENTS
     9.1. Appointment of Agents. (a) GSCP is hereby appointed Syndication Agent hereunder, and each Lender hereby authorizes GSCP to act as Syndication Agent in accordance with the terms hereof and the other Credit Documents. CIT is hereby appointed Administrative Agent and Collateral Agent hereunder and under the other Credit Documents and each Lender hereby authorizes CIT to act as Administrative Agent and Collateral Agent in accordance with the terms hereof and the other Credit Documents. Each Agent hereby agrees to act in its capacity as such upon the express conditions contained herein and the other Credit Documents, as applicable. Except as expressly provided in Section 9.7, the provisions of this Section 9 are solely for the benefit of Agents and Lenders and no Credit Party shall have any rights as a third party beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Holdings or any of its Subsidiaries. Syndication Agent, without consent of or notice to any party hereto, may assign any and all of its rights or obligations hereunder to any of its Affiliates. As of the Closing Date, GSCP, in its capacity as Syndication Agent, shall not have any obligations but shall be entitled to all benefits of this Section 9.

          (b) For the purpose of holding any security granted by any Credit Party pursuant to the laws of the Province of Quebec to secure payment of any debenture issued by any Credit Party, Collateral Agent is hereby appointed to act as the person holding the power of attorney (fondé de pouvoir) pursuant to article 2692 of the Civil Code of Quebec to act on behalf of each of the debentureholders, initially CIT in its capacity as Collateral Agent for the Secured Parties. Each Person who is or becomes a Lender and each assignee holder of any debenture issued by any Credit Party shall be deemed to ratify the power of attorney (fondé de pouvoir) granted to Collateral Agent hereunder by its execution of an Assignment Agreement or Joinder Agreement. Collateral Agent agrees to act in such capacity. Each party hereto agrees that, notwithstanding Section 32 of An Act respecting the special powers of legal persons (Quebec), Collateral Agent, as fondé de pouvoir, shall also be entitled to act as a debentureholder and to acquire and/or be the pledgee of any debentures or other titles of indebtedness to be issued under any deed of hypothec executed by or on behalf of any Credit Party.
     9.2. Powers and Duties. Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies hereunder and under the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Each Agent shall have only those duties and responsibilities that are expressly specified herein and the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason hereof or any of the other Credit Documents, a fiduciary relationship in respect of any Lender; and nothing herein or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect hereof or any of the other Credit Documents except as expressly set forth herein or therein. Administrative Agent hereby agrees that it shall (i) furnish to GSCP, in its capacity as Arranger, upon GSCP’s request, a copy of the Register, (ii) cooperate with GSCP in granting access to any Lenders (or potential lenders) who GSCP identifies to the Platform and (iii) maintain GSCP’s access to the Platform.
     9.3. General Immunity.
          (a) No Responsibility for Certain Matters. No Agent shall be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency hereof or any other Credit Document or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by any Agent to Lenders or by or on behalf of any Credit Party or any Lender in connection with the Credit Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Credit Party or any other Person liable for the payment of any Obligations, nor shall any Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Credit Documents or as to the use of the proceeds of the Loans or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, Administrative Agent shall not have any liability arising from confirmations of the amount of outstanding Loans or the Letter of Credit Usage or the component amounts thereof.

          (b) Exculpatory Provisions. No Agent nor any of its officers, partners, directors, employees or agents shall be liable to Lenders for any action taken or omitted by any Agent under or in connection with any of the Credit Documents except to the extent caused by such Agent’s gross negligence or willful misconduct. Each Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any of the other Credit Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until such Agent shall have received instructions in respect thereof from Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5) and, upon receipt of such instructions from Requisite Lenders (or such other Lenders, as the case may be), such Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) each Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Holdings and its Subsidiaries), accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or (where so instructed) refraining from acting hereunder or any of the other Credit Documents in accordance with the instructions of Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5).
          (c) Delegation of Duties. Administrative Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other Credit Document by or through any one or more sub-agents appointed by Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory, indemnification and other provisions of this Section 9.3 and of Section 9.6 shall apply to any the Affiliates of Administrative Agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. All of the rights, benefits, and privileges (including the exculpatory and indemnification provisions) of this Section 9.3 and of Section 9.6 shall apply to any such sub-agent and to the Affiliates of any such sub-agent, and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates were named herein. Notwithstanding anything herein to the contrary, with respect to each sub-agent appointed by Administrative Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory rights and rights to indemnification) and shall have all of the rights and benefits of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against any or all of the Credit Parties and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to Administrative Agent and not to any Credit Party, Lender or any other Person and no Credit Party, Lender or any other Person shall have any rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent.

     9.4. Agents Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Loans and the Letters of Credit, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as if it were not performing the duties and functions delegated to it hereunder, and the term “Lender” shall, unless the context clearly otherwise indicates, include each Agent in its individual capacity. Any Agent and its Affiliates may accept deposits from, lend money to, own securities of, and generally engage in any kind of banking, trust, financial advisory or other business with Holdings or any of its Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Borrowers for services in connection herewith and otherwise without having to account for the same to Lenders.
     9.5. Lenders’ Representations, Warranties and Acknowledgment.
          (a) Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of Holdings and its Subsidiaries in connection with Credit Extensions hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Holdings and its Subsidiaries. No Agent shall have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter, and no Agent shall have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.
          (b) Each Lender, by delivering its signature page to this Agreement or an Assignment Agreement and funding its Term Loan, LC Deposit and/or Revolving Loans on the Closing Date, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by any Agent, Requisite Lenders or Lenders, as applicable on the Closing Date.
     9.6. Right to Indemnity. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify each Agent, to the extent that such Agent shall not have been reimbursed by any Credit Party, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent in exercising its powers, rights and remedies or performing its duties hereunder or under the other Credit Documents or otherwise in its capacity as such Agent in any way relating to or arising out of this Agreement or the other Credit Documents; provided, no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent’s gross negligence or willful misconduct. If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s Pro Rata Share thereof; and

provided further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement described in the proviso in the immediately preceding sentence.
     9.7. Successor Administrative Agent, Collateral Agent and Swing Line Lender. Administrative Agent may resign at any time by giving thirty days’ prior written notice thereof to Lenders and Borrowers, and Administrative Agent may be removed at any time with or without cause by an instrument or concurrent instruments in writing delivered to Borrowers and Administrative Agent and signed by Requisite Lenders. Upon any such notice of resignation or any such removal, Requisite Lenders shall have the right, with the consent of Borrowers (such consent (x) not to be unreasonably withheld or delayed and (y) not required if an Event of Default has occurred and is continuing), to appoint a successor Administrative Agent. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent and the retiring or removed Administrative Agent shall promptly (i) transfer to such successor Administrative Agent all sums, Securities and other items of Collateral held under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Administrative Agent under the Credit Documents, and (ii) execute and deliver to such successor Administrative Agent such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Administrative Agent of the security interests created under the Collateral Documents, whereupon such retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder. If the Requisite Lenders have not appointed a successor Administrative Agent, Administrative Agent shall have the right to appoint a financial institution to act as Administrative Agent hereunder and in any case, Administrative Agent’s resignation shall become effective on the thirtieth day after such notice of resignation. If neither the Requisite Lenders nor Administrative Agent have appointed a successor Administrative Agent, the Requisite Lenders shall be deemed to succeeded to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that, until a successor Administrative Agent is so appointed by the Requisite Lenders or Administrative Agent, Administrative Agent, by notice to Borrowers and the Requisite Lenders, may retain its role as Collateral Agent under any Collateral Document. Except as provided in the immediately preceding sentence, any resignation or removal of CIT or its successor as Administrative Agent pursuant to this Section shall also constitute the resignation or removal of CIT or its successor as Collateral Agent. After any retiring or removed Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder. Any successor Administrative Agent appointed pursuant to this Section shall, upon its acceptance of such appointment, become the successor Collateral Agent for all purposes hereunder. If CIT or its successor as Administrative Agent pursuant to this Section has resigned as Administrative Agent but retained its role as Collateral Agent and no successor Collateral Agent has become the Collateral Agent pursuant to the immediately preceding sentence, CIT or its successor may resign as Collateral Agent upon notice to Borrowers and the Requisite Lenders at any time. Any resignation or removal of CIT or its successor as Administrative Agent pursuant to this Section shall also constitute the resignation or removal of CIT or its successor as Swing Line Lender, and any successor Administrative Agent appointed pursuant to this Section shall, upon its acceptance of such appointment, become the successor Swing Line Lender for all purposes hereunder. In such event (a) Borrowers shall prepay any outstanding Swing Line Loans made by the retiring or removed Administrative Agent in its capacity as Swing Line Lender, (b) upon such prepayment, the retiring or removed Administrative Agent and Swing Line Lender shall surrender any Swing Line Note held by it to Borrowers for cancellation, and (c) Borrowers shall issue, if so requested by successor Administrative Agent and Swing Line Loan Lender, a new Swing Line Note to the successor Administrative Agent and Swing Line Lender, in the principal amount of the Swing Line Loan Sublimit then in effect and with other appropriate insertions.
     9.8. Collateral Documents and Guaranty.
          (a) Agents under Collateral Documents and Guaranty. Each Secured Party hereby further authorizes Administrative Agent or Collateral Agent, as applicable, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Guaranty, the Collateral and the Collateral Documents; provided that neither Administrative Agent nor Collateral Agent shall owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Obligations with respect to any Hedge Agreement. Subject to Section 10.5, without further written consent or authorization from any Secured Party, Administrative Agent or Collateral Agent, as applicable may execute any documents or instruments necessary to (i) in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented or (ii) release any Guarantor from the Guaranty pursuant to Section 7.12 or with respect to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented.
          (b) Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Credit Documents to the contrary notwithstanding, Borrowers, Administrative Agent, Collateral Agent and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by Collateral Agent, and (ii) in the event of a foreclosure by Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and Collateral Agent, as agent for and representative of Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Requisite Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by Collateral Agent at such sale or other disposition.
          (c) Rights under Hedge Agreements. No Hedge Agreement will create (or be deemed to create) in favor of any Lender Counterparty that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Guarantor under the Credit Documents except as expressly provided in Section 10.5(c)(v) of this Agreement and Section 7.2 of the Pledge and Security Agreement.
SECTION 10. MISCELLANEOUS
     10.1. Notices.
          (a) Notices Generally. Any notice or other communication herein required or permitted to be given to a Credit Party, Syndication Agent, Collateral Agent, Administrative Agent, Swing Line Lender or Issuing Bank, shall be sent to such Person’s address as set forth on Appendix B or in the other relevant Credit Document, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to Administrative Agent in writing. Except as otherwise set forth in paragraph (b) below, each notice hereunder shall be in writing and may be personally served, telexed or sent by telefacsimile or United States mail (certified, return receipt) or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile or telex, or three Business Days after depositing it in the United States mail with postage prepaid and properly addressed; provided, no notice to any Agent shall be effective until received by such Agent; provided further, any such notice or other communication shall at the request of Administrative Agent be provided to any sub-agent appointed pursuant to Section 9.3(c) hereto as designated by Administrative Agent from time to time.
          (b) Electronic Communications.
          (i) Notices and other communications to the Lenders and Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Section 2 if such Lender or Issuing Bank, as applicable, has notified Administrative Agent that it is incapable of receiving notices under such Section by electronic communication. Administrative Agent or any Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

          (ii) Each of the Credit Parties understands that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution and agrees and assumes the risks associated with such electronic distribution, except to the extent caused by the willful misconduct or gross negligence of Administrative Agent.
          (iii) The Platform and any Approved Electronic Communications are provided “as is” and “as available”. None of the Agents or any of their respective officers, directors, employees, agents, advisors or representatives (the “Agent Affiliates”) warrant the accuracy, adequacy, or completeness of the Approved Electronic Communications or the Platform and each expressly disclaims liability for errors or omissions in the Platform and the Approved Electronic Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects is made by the Agent Affiliates in connection with the Platform or the Approved Electronic Communications.
          (iv) Each of the Credit Parties, the Lenders, Issuing Bank and the Agents agree that Administrative Agent may, but shall not be obligated to, store any Approved Electronic Communications on the Platform in accordance with Administrative Agent’s customary document retention procedures and policies.
   10.2. Expenses. Whether or not the transactions contemplated hereby shall be consummated, each Borrower agrees to pay promptly (a) all the actual and reasonable costs and expenses of Administrative Agent for the preparation, negotiation, execution and administration of the Credit Documents and the transactions contemplated thereby (including any costs and expenses incurred in connection with the establishment, maintenance and administration of the LC Deposit Account) and any consents, amendments, waivers or other modifications thereto; (b) all the costs of furnishing all opinions by counsel for Borrowers and the other Credit Parties; (c) the reasonable fees, expenses and disbursements of counsel to Agents (in each case including reasonable allocated costs of internal counsel) in connection with the negotiation, preparation, execution and administration of the Credit Documents and any consents, amendments, waivers or other modifications thereto and any other documents or matters requested by Borrowers; (d) all the actual costs and reasonable expenses of creating, perfecting and recording Liens in favor of Collateral Agent, for the benefit of the Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of counsel to each Agent and of counsel providing any opinions that any Agent or Requisite Lenders may reasonably request in respect of the Collateral or the Liens created pursuant to the Collateral Documents; (e) all the actual costs and reasonable fees, expenses and disbursements of any auditors, accountants, consultants or appraisers; (f) all the actual costs and reasonable expenses (including the reasonable fees, expenses and disbursements of any appraisers, consultants, advisors and agents employed or retained by Collateral Agent and its counsel) in connection with the custody or preservation of any of the Collateral; (g) all other actual and reasonable costs and expenses incurred by each Agent in connection with the syndication of the Loans and Commitments and the negotiation, preparation and execution of the Credit Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby; and (h) after the occurrence of a Default or an Event of Default, all reasonable costs and expenses, including reasonable attorneys’ fees (including reasonable allocated costs of internal counsel) and reasonable costs of settlement, incurred by any Agent and Lenders in enforcing any Obligations of or in collecting any payments due from any Credit Party hereunder or under the other Credit Documents by reason of such Default or Event of Default (including in connection with the sale, lease or license of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.
     10.3. Indemnity.
          (a) In addition to the payment of expenses pursuant to Section 10.2, whether or not the transactions contemplated hereby shall be consummated, each Credit Party agrees to defend (subject to Indemnitees’ selection of counsel (which shall be reasonably acceptable to Borrowers)), indemnify, pay and hold harmless, each Agent and Lender and the officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and Affiliates of each Agent and each Lender (each, an “Indemnitee”), from and against any and all Indemnified Liabilities; provided, no Credit Party shall have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities arise from the gross negligence or willful misconduct of that Indemnitee. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 10.3 may be unenforceable in whole or in part because they are violative of any law or public policy, the applicable Credit Party shall contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.
          (b) To the extent permitted by applicable law, no Credit Party shall assert, and each Credit Party hereby waives, any claim against each Lender, each Agent and their respective Affiliates, directors, employees, attorneys, agents or sub-agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, arising out of, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each Credit Party hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.
     10.4. Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default each Lender is hereby authorized, in each case notwithstanding the provisions of Section 362 of the Bankruptcy Code, and without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, by each Credit Party at any time or from time to time subject to the consent of Administrative Agent (such consent not to be unreasonably withheld or delayed), without notice to any Credit Party or to any other Person (other than Administrative Agent), any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party against and on account of the obligations and liabilities of any Credit Party to such Lender hereunder, the Letters of Credit and participations therein and under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto, the Letters of Credit and participations therein or with any other Credit Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder or (b) the principal of or the interest on the Loans or any amounts in respect of the Letters of Credit or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured.
   10.5. Amendments and Waivers.
          (a) Requisite Lenders’ Consent. Subject to the additional requirements of Sections 10.5(b) and 10.5(c), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall in any event be effective without the written concurrence of the Requisite Lenders; provided that Administrative Agent may, with the consent of each Borrower only, amend, modify or supplement this Agreement to cure any ambiguity, omission, defect or inconsistency, so long as such amendment, modification or supplement does not adversely affect the rights of any Lender or Issuing Bank.
          (b) Affected Lenders’ Consent. Without the written consent of each Lender (other than a Defaulting Lender) that would be affected thereby, no amendment, modification, termination, or consent shall be effective if the effect thereof would:
          (i) extend the scheduled final maturity of any Loan or Note;
          (ii) waive, reduce or postpone any scheduled repayment (but not prepayment);
          (iii) extend the stated expiration date of any Letter of Credit beyond the LC Commitment Termination Date;
          (iv) extend the date on which any LC Deposit is required to be made by, or returned to, any LC Lender.
          (v) reduce the rate of interest on any Loan (other than any waiver of any increase in the interest rate applicable to any Loan pursuant to Section 2.10) or any fee or any premium payable hereunder;
          (vi) extend the time for payment of any such interest or fees;
          (vii) reduce the principal amount of any Loan or any reimbursement obligation in respect of any Letter of Credit;

          (viii) amend, modify, terminate or waive any provision of Section 2.13(b)(iii), this Section 10.5(b), Section 10.5(c) or any other provision of this Agreement that expressly provides that the consent of all Lenders is required;
          (ix) amend the definition of “Requisite Lenders” or “Pro Rata Share”; provided, with the consent of Requisite Lenders, additional extensions of credit pursuant hereto may be included in the determination of “Requisite Lenders” or “Pro Rata Share” on substantially the same basis as the Term Loan Commitments, the Term Loans, the LC Commitments, the LC Deposits, the Revolving Commitments and the Revolving Loans are included on the Closing Date;
          (x) release all or substantially all of the Collateral or all or substantially all of the Guarantors from the Guaranty except as expressly provided in the Credit Documents; or
          (xi) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under any Credit Document.
          (c) Other Consents. No amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall:
          (i) increase any Commitment of any Lender over the amount thereof then in effect without the consent of such Lender; provided, no amendment, modification or waiver of any condition precedent, covenant, Default or Event of Default shall constitute an increase in any Commitment of any Lender;
          (ii) amend, modify, terminate or waive any provision hereof relating to the Swing Line Sublimit or the Swing Line Loans without the consent of Swing Line Lender;
          (iii) alter the required application of any repayments or prepayments as between Classes pursuant to Section 2.15 without the consent of Lenders holding more than 50% of the aggregate Term Loan Exposure of all Lenders, LC Exposure of all Lenders or Revolving Exposure of all Lenders, as applicable, of each Class which is being allocated a lesser repayment or prepayment as a result thereof; provided, Requisite Lenders may waive, in whole or in part, any prepayment so long as the application, as between Classes, of any portion of such prepayment which is still required to be made is not altered;
          (iv) amend, modify, terminate or waive any provision of Section 2.4 without the written consent of Administrative Agent;
          (v) amend, modify, terminate or waive any provision of Section 2.16(h) without the written consent of one or more Lenders having or holding Revolving Exposure and representing more than 50% of the sum of the aggregate Revolving Exposure of all Lenders;

          (vi) amend, modify or waive this Agreement or the Pledge and Security Agreement so as to alter the ratable treatment of Obligations arising under the Credit Documents and Obligations arising under Hedge Agreements or the definition of “Lender Counterparty,” “Hedge Agreement,” “Obligations,” or “Secured Obligations” in each case in a manner adverse to any Lender Counterparty with Obligations then outstanding without the written consent of any such Lender Counterparty;
          (vii) amend, modify, terminate or waive any provision of Section 9 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent;
          (viii) amend, modify, terminate or waive any provision of Section 2.24, 4.25, 6.15, or 6.21, without the written consent of each Lender; or
          (ix) amend, modify, terminate or waive any provision of Section 3.4 that provides for the satisfaction of Administrative Agent with any conditions set forth therein, without the written consent of Administrative Agent.
          (d) Execution of Amendments, etc. Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by a Credit Party, on such Credit Party. In addition, Administrative Agent may, with the consent of Borrowers, amend, modify, supplement or execute a restatement of this Agreement (i) to cure any typographical error, defect or inconsistency or (ii) to reflect the terms of this Agreement after giving effect to the Exit Facilities Conversion Date and the provisions of Section 3.5 (including the deletion of any provisions hereof which are no longer operative); provided that any such amendment, modification or supplement shall not adversely affect any Lender or Issuing Bank in any material respect.
   10.6. Successors and Assigns; Participations.
          (a) Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders. No Credit Party’s rights or obligations hereunder nor any interest therein may be assigned or delegated by any Credit Party without the prior written consent of all Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of the Agents and Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

          (b) Register. Borrowers, Administrative Agent and Lenders shall deem and treat the Persons listed as Lenders in the Register as the holders and owners of the corresponding Commitments, LC Deposits and Loans listed therein for all purposes hereof, and no assignment or transfer of any such Commitment, LC Deposit or Loan shall be effective, in each case, unless and until recorded in the Register following receipt of an Assignment Agreement effecting the assignment or transfer thereof, in each case, as provided in Section 10.6(d). Each assignment shall be recorded in the Register on the Business Day the Assignment Agreement is received by Administrative Agent, if received by 12:00 noon New York City time, and on the following Business Day if received after such time, prompt notice thereof shall be provided to Borrowers and a copy of such Assignment Agreement shall be maintained, as applicable. The date of such recordation of a transfer shall be referred to herein as the “Assignment Effective Date.” Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Commitments, LC Deposits or Loans.
          (c) Right to Assign. Each Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including all or a portion of its Commitment, LC Deposit or Loans owing to it or other Obligations (provided, however, that pro rata assignments shall not be required and each assignment shall be of a uniform, and not varying, percentage of all rights and obligations under and in respect of any applicable Loan and any related Commitments):
          (i) to any Person meeting the criteria of clause (i) of the definition of the term of “Eligible Assignee” upon the giving of notice to Borrowers and Administrative Agent; and
          (ii) to any Person meeting the criteria of clause (ii) of the definition of the term of “Eligible Assignee” upon giving of notice to Borrowers and Administrative Agent and, in the case of assignments of Revolving Loans or Revolving Commitments to any such Person (except in the case of assignments made by or to GSCP), consented to by each Borrower and Administrative Agent (such consent not to be (x) unreasonably withheld or delayed or, (y) in the case of Borrowers, required at any time an Event of Default shall have occurred and then be continuing); provided, further each such assignment pursuant to this Section 10.6(c)(ii) shall be in an aggregate amount of not less than (A) $1,000,000 (or such lesser amount as may be agreed to by Borrowers and Administrative Agent or as shall constitute the aggregate amount of the Revolving Commitments and Revolving Loans of the assigning Lender) with respect to the assignment of the Revolving Commitments and Revolving Loans and (B) $1,000,000 (or such lesser amount as may be agreed to by Borrowers and Administrative Agent or as shall constitute the aggregate amount of the Term Loans of the assigning Lender) with respect to the assignment of Term Loans. Assignments by Related Funds shall be aggregated for purposes of determining compliance with such minimum assignment amounts.
          (d) Mechanics. Assignments and assumptions of Loans, LC Deposits and Commitments shall only be effected by manual execution and delivery to Administrative Agent of an Assignment Agreement. Assignments shall be effective as of the Assignment Effective Date. In connection with all assignments there shall be delivered to Administrative Agent such forms, certificates or other evidence, if any, with respect to United States federal income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver pursuant to Section 2.20(c).
          (e) Representations and Warranties of Assignee. Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Commitments, LC Deposits, and Loans, as the case may be, represents and warrants as of the Closing Date or as of the Assignment Effective Date that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Commitments, LC Deposits or Loans, as the case may be; and (iii) it will make or invest in, as the case may be, its Commitments, LC Deposits or Loans for its own account in the ordinary course and without a view to distribution of such Commitments, LC Deposits or Loans within the meaning of the Securities Act or the Exchange Act or other federal securities laws (it being understood that, subject to the provisions of this Section 10.6, the disposition of such Commitments, LC Deposits or Loans or any interests therein shall at all times remain within its exclusive control).
          (f) Effect of Assignment. Subject to the terms and conditions of this Section 10.6, as of the Assignment Effective Date with respect to any Assignment Agreement (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent of its interest in the Loans, LC Deposits and Commitments as reflected in the Register and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned to the assignee, relinquish its rights (other than any rights which survive the termination hereof under Section 10.8) and be released from its obligations hereunder (and, in the case of an assignment covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto on such Assignment Effective Date; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (iii) the Commitments shall be modified to reflect any Commitment of such assignee and any Commitment of such assigning Lender, if any; and (iv) if any such assignment occurs after the issuance of any Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Notes to Administrative Agent for cancellation, and thereupon each Borrower shall issue and deliver new Notes, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new Revolving Commitments and/or outstanding Loans of the assignee and/or the assigning Lender.
          (g) LC Deposits. In connection with each assignment of an LC Deposit, the LC Deposit of the assigning LC Lender shall not be released, but shall instead be purchased by the relevant assignee, and the amount of such LC Deposit shall continue to be held in the LC Deposit Account for application (to the extent not already applied) in accordance with Section 2.4 to satisfy such assignee’s obligations in respect of the LC Usage. Each LC Lender agrees that immediately prior to each such assignment (i) Administrative Agent shall establish a new Sub-Account in the name of the assignee, (ii) a corresponding portion of the amount held in the

LC Deposit Account credited by Administrative Agent to the Sub-Account of the assigning LC Lender shall be purchased by the assignee and shall be transferred from the assigning LC Lender’s Sub-Account to the assignee’s Sub-Account and (iii) if after giving effect to such assignment the LC Deposit of the assigning LC Lender shall be zero, Administrative Agent shall close the Sub-Account of such assigning LC Lender.
          (h) Participations.
          (i) Each Lender shall have the right at any time to sell one or more participations to any Person (other than Holdings, any of its Subsidiaries or any of its Affiliates) in all or any part of its Commitments, Loans or in any other Obligation.
          (ii) The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification or waiver that would (A) extend the final scheduled maturity of any Loan, Note or Letter of Credit (unless such Letter of Credit is not extended beyond the LC Termination Date) in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Commitment shall not constitute a change in the terms of such participation, and that an increase in any Commitment or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (B) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under this Agreement or (C) release all or substantially all of the Collateral under the Collateral Documents (except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating.
          (iii) Each Borrower agrees that each participant shall be entitled to the benefits of Sections 2.18(c), 2.19 and 2.20 and subject to the provisions of Section 2.23 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (c) of this Section; provided, (x) a participant shall not be entitled to receive any greater payment under Section 2.19 or 2.20 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, unless the sale of the participation to such participant is made with such Borrower’s prior written consent and (y) a participant that would be a Non-US Lender if it were a Lender shall not be entitled to the benefits of Section 2.20 unless each Borrower is notified of the participation sold to such participant and such participant agrees, for the benefit of each Borrower, to comply with Section 2.20 as though it were a Lender; provided further that, except as specifically set forth in clauses (x) and (y) of this sentence, nothing herein shall require any notice to any Borrower or any other Person in connection with the sale of any participation. The Lender who has assigned to any participant that, by virtue of application of the provisions of this Section 10.6(h)(iii), is subject to replacement under Section 2.23 agrees that such Lender can also be replaced pursuant to the provisions of Section 2.23. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 10.4 as though it were a Lender, provided such Participant agrees to be subject to Section 2.17 as though it were a Lender.
          (i) Certain Other Assignments and Participations. In addition to any other assignment or participation permitted pursuant to this Section 10.6:
          (i) any Lender may assign and/or pledge all or any portion of its Loans, the other Obligations owed by or to such Lender, and its Notes, if any, to secure obligations of such Lender including any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; and
          (ii) notwithstanding anything to the contrary in this Section 10.6, any Lender may sell participations (or otherwise transfer its rights) in or to all or a portion of its rights and obligations under the Credit Documents (including all its rights and obligations with respect to the Term Loans, Revolving Loans and Letters of Credit) to one or more lenders or other Persons that provide financing to such Lender;
provided, that no Lender, as between Borrowers and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment, pledge, participation or other transfer and provided further, that in no event shall the applicable Federal Reserve Bank, pledge, trustee, lender or other financing source described in the preceding clauses (i) or (ii) be considered to be a “Lender” or be entitled to require the assigning, selling or transferring Lender to take or omit to take any action hereunder.
   10.7. Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.
   10.8. Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Credit Extension. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Credit Party set forth in Sections 2.18(c), 2.19, 2.20, 10.2, 10.3 and 10.4 and the agreements of Lenders set forth in Sections 2.17, 9.3(b) and 9.6 shall survive the payment of the Loans, the return of the LC Deposits, the cancellation or expiration of the Letters of Credit and the reimbursement of any amounts drawn thereunder, and the termination hereof.
   10.9. No Waiver; Remedies Cumulative. No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents or any of the Hedge Agreements. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.
     10.10. Marshalling; Payments Set Aside. Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to Administrative Agent or Lenders (or to Administrative Agent, on behalf of Lenders), or any Agent or Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.
     10.11. Severability. In case any provision in or obligation hereunder or under any other Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.
     10.12. Obligations Several; Independent Nature of Lenders’ Rights. The obligations of Lenders hereunder are several and no Lender shall be responsible for the obligations or Commitment of any other Lender hereunder. Nothing contained herein or in any other Credit Document, and no action taken by Lenders pursuant hereto or thereto, shall be deemed to constitute Lenders as a partnership, an association, a joint venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out hereof and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.
     10.13. Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.
     10.14. APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

     10.15. CONSENT TO JURISDICTION. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY CREDIT PARTY ARISING OUT OF OR RELATING HERETO OR ANY OTHER CREDIT DOCUMENT, OR ANY OF THE OBLIGATIONS, MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH CREDIT PARTY, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE NONEXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS; (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE CREDIT PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE CREDIT PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY CREDIT PARTY IN THE COURTS OF ANY OTHER JURISDICTION. AT ALL TIMES PRIOR TO THE EXIT FACILITIES CONVERSION DATE, THE PARTIES HERETO SUBMIT TO THE JURISDICTION OF THE UNITED STATES BANKRUPTCY COURT FOR THE NORTHERN DISTRICT OF GEORGIA.
     10.16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.16 AND EXECUTED BY EACH

OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
     10.17. Confidentiality. Each Agent, and each Lender (which term shall for the purposes of this Section 10.17 include Issuing Bank) shall hold all non-public information regarding Holdings and its Subsidiaries and their businesses obtained by such Lender pursuant to the requirements hereof in accordance with such Lender’s customary procedures for handling confidential information of such nature, it being understood and agreed by Holdings that, in any event, each Agent and each Lender may make (i) disclosures of such information to Affiliates of such Lender or Agent and to their respective agents and advisors (and to other Persons authorized by a Lender or Agent to organize, present or disseminate such information in connection with disclosures otherwise made in accordance with this Section 10.17) so long as, in the case of any such Affiliates, such Persons have been advised of the confidential nature of such information and instructed to maintain the confidentiality of such information and, in the case of any such agents and advisors, such Persons have (A) a duty to keep such information confidential or (B) have agreed to keep such information confidential, (ii) disclosures of such information reasonably required by any bona fide or potential assignee, pledgee, transferee or participant in connection with the contemplated assignment, pledge, transfer or participation of any Loans or any participations therein or by any direct or indirect contractual counterparties (or the professional advisors thereto) to any swap or derivative transaction relating to any Borrower and its obligations (provided, such assignees, pledgees, transferees, participants, counterparties and advisors are advised of and agree to be bound by either the provisions of this Section 10.17 or other provisions at least as restrictive as this Section 10.17), (iii) disclosure to any rating agency when required by it, provided that, prior to any disclosure, such rating agency shall undertake in writing to preserve the confidentiality of any confidential information relating to the Credit Parties received by it from any of the Agents or any Lender, and (iv) disclosures required or requested by any governmental agency or representative thereof or by the NAIC or pursuant to legal or judicial process; provided, unless specifically prohibited by applicable law or court order, each Lender and each Agent shall make reasonable efforts to notify Borrowers of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition or other routine examination of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information. In addition, each Agent and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement and the other Credit Documents.
     10.18. Usury Savings Clause.
          (a) Notwithstanding any other provision herein with respect to each Credit Party other than a Canadian Credit Party, the aggregate interest rate charged with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, Borrowers shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of Lenders and Borrowers to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender’s option be applied to the outstanding amount of the Loans made hereunder or be refunded to Borrowers.
          (b) If any provision of this Agreement or of any of the other Credit Documents would obligate any Canadian Credit Party to make any payment of interest or other amount payable to any Agent or any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Agent or such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Agent or such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Agent or such Lender under Section 2.8, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Agent or such Lender which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada). Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if an Agent or Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada), such Canadian Credit Party shall be entitled, by notice in writing to such Agent or such Lender, to obtain reimbursement from such Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Agent or such Lender such Canadian Credit Party. Any amount or rate of interest referred to in this Section 10.18 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a actuary appointed by Administrative Agent shall be conclusive for the purposes of such determination.

     10.19. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.
     10.20. Effectiveness. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Holdings and Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.
     10.21. Patriot Act. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies such Borrower, which information includes the name and address of such Borrower and other information that will allow such Lender or Administrative Agent, as applicable, to identify such Borrower in accordance with the Act.
     10.22. Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping sysem, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
     10.23. Post-Closing Actions. Notwithstanding anything to the contrary contained in this Agreement or the other Loan Documents, the parties hereto acknowledge and agree that Holdings and its Subsidiaries shall be required to take the actions specified in Schedule 10.23 as promptly as practicable, and in any event within the time periods set forth in Schedule 10.23 or such other time periods as Administrative Agent may agree. The provisions of Schedule 10.23 shall be deemed incorporated by reference herein as fully as if set forth herein in their entirety. All provisions of this Agreement and the other Credit Documents (including, without limitation, all conditions precedent, representations, warranties, certificates, borrowing notices, covenants, events of default and other agreements herein and therein) shall be deemed modified to the extent necessary to effect the foregoing (and to permit the taking of the actions described above within the time periods required above, rather than as otherwise provided in the Credit Documents); provided that (a) to the extent any representation and warranty would not be true because the foregoing actions were not taken on the Closing Date, the respective representation and warranty shall be required to be true and correct in all material respects at the time the respective action is taken (or was required to be taken) in accordance with the foregoing provisions of this Section 10.23 and (b) all representations and warranties relating to the Collateral Documents shall be required to be true immediately after the actions required to be taken by this Section 10.23 have been taken (or were required to be taken). The parties hereto acknowledge and agree that the failure to take any of the actions required above within the relevant time periods required above shall give rise to an immediate Event of Default pursuant to this Agreement.

     10.24. Joint and Several Liability. Notwithstanding any other provision contained herein or in any other Credit Document, if a “secured creditor” (as that term is defined under the Bankruptcy and Insolvency Act (Canada)) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then any Canadian Credit Party’s Obligations (and the Obligations of each other Credit Party with respect thereto), to the extent such Obligations are secured, only shall be several obligations and not joint or joint and several obligations.
     10.25. Limitations Act, 2002. Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), as amended from time to time, shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement of any Credit Party provided for in any Credit Document to which it is a party in respect thereof, in each case to fullest extent permitted by such Act.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

ALLIED HOLDINGS, INC.
By:	/s/ Thomas H. King
Thomas H. King
Executive Vice President and Chief Financial Officer

ALLIED SYSTEMS, LTD. (L.P.)
By:	Allied Automotive Group, Inc.,
its Managing General Partner

By:	/s/ Thomas H. King
Thomas H. King
Executive Vice President and Assistant Treasurer

ACE OPERATIONS, LLC
AH INDUSTRIES INC.
ALLIED AUTOMOTIVE GROUP, INC.
ALLIED FREIGHT BROKER LLC
ALLIED SYSTEMS (CANADA) COMPANY
AXIS ARETA, LLC
AXIS CANADA COMPANY
AXIS GROUP, INC.
AXIS NETHERLANDS, LLC
COMMERCIAL CARRIERS, Inc.
CORDIN TRANSPORT LLC
C T SERVICES, INC.
F.J. BOUTELL DRIVEAWAY LLC
GACS INCORPORATED
LOGISTIC SYSTEMS, LLC
LOGISTIC TECHNOLOGY, LLC
QAT, INC.
RMX LLC
TERMINAL SERVICES LLC
TRANSPORT SUPPORT LLC

By:	/s/ Thomas H. King
Thomas H. King
Executive Vice President and Assistant Treasurer

GOLDMAN SACHS CREDIT PARTNERS L.P., as Syndication Agent and a Lender
By:	/s/ Tom Connolly
Name: Tom Connolly

THE CIT GROUP/BUSINESS CREDIT, INC., as Administrative Agent, Collateral Agent, Swing Line Lender and a Lender
By:	/s/ Allison Adornato
	Name:	Allison Adornato
	Title:	SVP

APPENDIX A-1
TO CREDIT AND GUARANTY AGREEMENT
Term Loan Commitments

		Pro
Lender	Term Loan Commitment	Rata Share
Goldman Sachs Credit Partners L.P.	$230,000,000.00	100%
Total	$230,000,000.00	100%
APPENDIX A-1-1

APPENDIX A-2
TO CREDIT AND GUARANTY AGREEMENT
LC Commitments

Lender	LC Commitment	Pro Rata Share
Goldman Sachs Credit Partners L.P.	$50,000,000.00	100%
Total	$50,000,000.00	100%
APPENDIX A-2-1

APPENDIX A-3
TO CREDIT AND GUARANTY AGREEMENT
Revolving Commitments

Lender	Revolving Commitment	Pro Rata Share
The CIT Group/Business Credit, Inc.	$35,000,000.00	100%
Total	$35,000,000.00	100%
APPENDIX A-3-1

APPENDIX B
TO CREDIT AND GUARANTY AGREEMENT
Notice Addresses
▶▶ALLIED HOLDINGS, INC.
160 Clairemont Avenue
Decatur, GA 30030
Attention: Chief Financial Officer
With a Copy to: General Counsel
Facsimile: 404-370-4206
▶▶ALLIED SYSTEMS, LTD. (L.P.)
160 Clairemont Avenue
Decatur, GA 30030
Attention: Chief Financial Officer
With a Copy to: General Counsel
Facsimile: 404-370-4206
▶▶ACE OPERATIONS, LLC.
▶▶AH INDUSTRIES INC.
▶▶ALLIED AUTOMOTIVE GROUP, INC.
▶▶ALLIED FREIGHT BROKER LLC
APPENDIX B-2

▶▶ALLIED SYSTEMS (CANADA) COMPANY
▶▶AXIS ARETA, LLC
▶▶AXIS CANADA COMPANY
▶▶AXIS GROUP, INC.
▶▶AXIS NETHERLANDS, LLC
▶▶COMMERCIAL CARRIERS, INC.
▶▶CORDIN TRANSPORT LLC
▶▶C T SERVICES, INC.
▶▶F.J. BOUTELL DRIVEAWAY LLC
▶▶GACS INCORPORATED
▶▶LOGISTIC SYSTEMS LLC
▶▶LOGISTIC TECHNOLOGY, LLC
▶▶QAT, INC.
▶▶RMX LLC
▶▶TERMINAL SERVICES LLC
▶▶TRANSPORT SUPPORT LLC
160 Clairemont Avenue
Decatur, GA 30030
Attention: Chief Financial Officer
With a Copy to: General Counsel
Facsimile: 404-370-4206
in each case, with a copy to:
Hazen H. Dempster
Troutman Sanders LLP
Suite 5200
600 Peachtree Street, N.E.
Atlanta, Georgia 30308-2216
Telephone: (404) 885-3126
Facsimile: (404) 962-6544
Email: hazen.dempster@troutmansanders.com
APPENDIX B-3

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Syndication Agent and a Lender:
Goldman Sachs Credit Partners L.P.
c/o Goldman, Sachs & Co.
30 Hudson Street, 17th Floor
Jersey City, NJ 07302
Attention: SBD Operations
Attention: Pedro Ramirez
Telecopier: (212) 357-4597
Email: gsd.link@gs.com
with a copy to:
Goldman Sachs Credit Partners L.P.
1 New York Plaza
New York, New York 10004
Attention: Rob Schatzman
Telecopier: (212) 902-3000
APPENDIX B-4

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Administrative Agent, Collateral Agent,
Swing Line Lender and a Lender
Administrative Agent’s Principal Office:
The CIT Group/Business Credit, Inc.
30 S. Wacker Drive
30th Floor
Chicago, IL 60606
Attn: Portfolio Manager
Facsimile: 312-906-5827
Swing Line Lender’s Principal Office:
The CIT Group/Business Credit, Inc.
30 S. Wacker Drive
30th Floor
Chicago, IL 60606
Attn: Portfolio Manager
Facsimile: 312-906-5827
with a copy to:
Hunton & Williams LLP
200 Park Avenue
New York, New York 10166
Attn: Bruce W. Moorhead, Jr., Esq.
Facsimile: 212-309-1883
APPENDIX B-5

JPMorgan Chase Bank, N.A.,
as Issuing Bank

Attention:
Facsimile:
APPENDIX B-6